a2a
energie in comune

08005006

FILE NO. 82-4911

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

SEC Mail
Mail Processing
Section

BY COURIER

September 10, 2008

SEP 18 2008

Washington, DC
106

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy of this documents:

- "Consolidated condensed interim financial statements June 30, 2008";
- "Pro-forma figures of the A2A Group restated at June 30, 2007".

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

PROCESSED
SEP 23 2008
THOMSON REUTERS

9/22

Cod. 5986127 - 2.2008

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

Pro-forma figures of the A2A Group restated at June 30, 2007

a2a

Contents

0.1

Summary of pro-forma figures restated at June 30, 2007

Income statement figures - *Millions of euro*	Pro-forma figures of the A2A Group (1) at 06 30 2007	Effects of the change in accounting policy and other adjustments	Pro-forma figures of the A2A Group restated at 06 30 2007
Total revenues	4,835	(2,412)	2,423
Gross profit from operations	1,014	(510)	504
Net profit from operations	642	(289)	353
Net profit for the year pertaining to the Group and minority interests	336	(50)	286
Net profit for the year pertaining to the Group	241	-	241
Balance sheet figures - *Millions of euro*			
Net capital employed	11,121	(4,035)	7,086
Equity	5,805	(1,526)	4,279
of which:			
- of the Group	3,496	-	3,496
- of minority interests	2,309	(1,526)	783
Net debt (2)	(5,316)	2,509	(2,807)
Indicators per share - *In euro*			
Net profit of the Group per share	0.077	-	0.077
Consolidated equity of the Group per share	1.116	-	1.116
Number of shares used:			
- ordinary shares issued	3,132,905,277	-	3,132,905,277

(1) As of June 30, 2007 and published in the Prospectus prepared in accordance with article 70.4 of the Issuers' Regulations.

(2) Pro-forma net debt includes payment of the extraordinary dividends of 85 million euro.

0.2

The mergers of AEM/AMSA and AEM/ASM - the A2A Group


A2A Spa
51.00%
Delmi
50.00%
Transalpina di Energia
61.28%
Edison (1)
6.44%
Atel Holding AG
20.00%
Edipower
20.00%
E.ON Produzione (4)
100.00%
Aem Trading
100.00%
ASM Energy
70.00%
Plurigas
100.00%
COGAS
89.84%
Abruzzo Energia (5)
50.00%
Ergosud
80.00%
Ostros Energia
67.00%
Energen
99.99%
Aem Energia
100.00%
Asmea
100.00%
Tidonenergie
33.33%
Lumenergia
50.00%
Ergon Energia
100.00%
Bas Omniservizi
50.00%
Metamer
100.00%
Aem Service
100.00%
Aem Calore & Servizi
100.00%
Asm Calore & Servizi
51.00%
Asm Servizi
50.00%
Asm Novara
49.00%
Malpensa Energia
60.00%
Proaris
100.00%
Amsa
100.00%
Amsa 2
100.00%
Amsa 3
94.00%
Ecodeco (2)
100.00%
Fertilvita
100.00%
Sistema Ecodeco UK
99.97%
Aprica
100.00%
Bas Power
79.98%
Montichiari Ambiente
99.99%
Aem Elettricità
99.99%
Aem Gas
99.98%
Bas SII
100.00%
Retrasm
74.50%
Camuna Energia
67.00%
Seasm
100.00%
Asm Elettricità
100.00%
Asm Reti
48.86%
ASVT (3)
91.60%
Retragas
32.52%
Società Servizi Valdisotto
20.00%
Acsm
24.99%
Agam Monza
14.48%
Trentino Servizi
23.53%
Metroweb
100.00%
Selene
100.00%
Itradeplace
100.00%
Bas.Com
49.00%
e-Utile
100.00%
Aprica Studi
35.00%
Alagaz
27.00%
Zincar

Areas of activity

- Energy
- Heat & Services
- Environment
- Networks
- Other Societies

(1) The percentage of 61.28% relates to the ordinary shares owned by Transalpina di Energia (TdE). The percentage held in the share capital is 60%. Edison holds 50% of Edipower.

(2) The other 6% interest in Ecodeco is subject to a call and put option, respectively in favour and at the expense of A2A S.p.A., which can be exercised by the end of 2008 at the same conditions.

(3) Of which 0.38% is held through Asm Reti.

(4) Formerly Endesa Italia S.p.A..

(5) Note that there are call and put options on another stake in the company.

This chart shows the principal investments of the A2A Group.

December 24, 2007 saw the signing of the merger deeds (1) (the "Operations") as a result of which, from January 1, 2008, AMSA Holding S.p.A. ("AMSA") (2) and ASM Brescia S.p.A. were absorbed by AEM S.p.A. ("AEM"). AEM S.p.A. then changed its name to A2A S.p.A.. As a result, the share capital of AEM S.p.A. (now A2A S.p.A.) increased from euro 936,024,648 to euro 1,629,110,744.

The Group is principally involved in the production, sale and distribution of electricity, in the sale and distribution of gas and in the production, sale and distribution of heat through district heating networks, as well as in management of the waste cycle and of the integrated water cycle.

(1) For further detail on the merger process, see the document entitled "Pro-Forma 2007 Figures of the A2A Group" approved by the Management Board on March 27, 2008.

(2) In preparation for its merger, AMSA S.p.A.:
  (a) spun off to Milano Immobili e Reti S.r.l., which is wholly owned by the Municipality of Milan, the so-called "non-duplicatable" assets used in running the waste collection and street sweeping services;
  (b) contributed to a wholly owned newco (AMSA S.r.l., now AMSA S.p.A.) all of the assets and liabilities and all of its juridical relations other than the "non-duplicatable" assets transferred to Milano Immobili e Reti S.r.l.;
  (c) changed its name to AMSA Holding S.p.A..

0.3 Presentation of the pro-forma consolidated figures

This document shows the pro-forma consolidated balance sheet and income statement at June 30, 2007 (the "Pro-Forma Figures of the A2A Group restated at June 30, 2007").

The Pro-Forma Figures of the A2A Group have been prepared in order to give shareholders, stakeholders and the financial market in general a better perception of the size of the A2A Group, in terms of its earnings, assets and liabilities and financial position, following its creation by combining the three historical components, the AEM Group, the ASM Brescia Group and the AMSA Holding Group.

On October 11, 2007, AEM S.p.A. and ASM Brescia S.p.A. (now A2A S.p.A.) published a Prospectus ("Prospectus") in accordance with article 70.4 of the Issuers' Regulations, which included pro-forma consolidated figures at June 30, 2007 (*"Pro-forma figures of the A2A Group at June 30, 2007"*) (3).

As a result of the change in accounting policy for investments under joint control starting from January 1, 2008, the Pro-Forma Figures of the A2A Group at June 30, 2007 have been restated (see the paragraph entitled "Change in the method of consolidation for investments under joint control").

However, it should be noted that these figures are the result of combining different financial statements, which means that if the Operations had all be carried out at the reference date of the Pro-Forma Consolidated Figures, rather than on the date that the merger took effect (January 1, 2008), the historical figures would not necessarily have been the same as the pro-forma ones.

(3) The Prospectus is available on A2A's website:
http://www.a2a.eu/group/export/sites/default/a2a/investor/sintesi/doc_prefusione/documenti/documento_informativo.pdf

Basic hypothesis, accounting principles and assumptions underlying the preparation of the pro-forma consolidated financial statements

In accordance with the method of constructing pro-forma figures in accordance with CONSOB Communication no. DEM/1052803 of July 5, 2001, the Pro-Forma Consolidated Financial Statements have been prepared by making suitable adjustments to the historical figures, prepared in accordance with IFRS, to reflect retroactively the material effects of the Operations explained earlier.

These Pro-Forma Consolidated Figures have been prepared in order to simulate what the balance sheet and financial position of A2A would have been if the Operations had been carried out at the end of the reference period, and what the income statement would have looked like if they had been carried out at the beginning of the reference period (January 1, 2007).

However, it should be noted that, as we said earlier, the information contained in the Pro-Forma Consolidated Financial Statements is merely a simulation to demonstrate what effects the Operations could have.

In particular, given that the pro-forma figures have been constructed to reflect retroactively the effects of Operations that took place subsequently and even though the generally accepted rules have been followed and reasonable assumptions have been applied, there are limits to the pro-forma figures because of their very nature.

Moreover, considering the different purposes of the pro-forma figures with respect to the historical financial statements and the different methods of calculating the effects on the pro-forma consolidated balance sheet and income statement, these documents should be read and interpreted separately.

Lastly, it should be noted that the Pro-Forma Consolidated Financial Statements are not intended in any way to represent a forecast of the future results of A2A and should not therefore be used in this sense; in fact, the Pro-Forma Consolidated Figures are not forward looking, nor do they take account of the possible effects due to changes in corporate strategies and any industrial, operating and financial decisions taken after the Operations.

The accounting principles adopted in preparing the Pro-Forma Consolidated Financial Statements, where not specifically mentioned, are the same as those used to prepare consolidated condensed interim financial statements of A2A S.p.A. at June 30, 2008, namely the International Financial Reporting Standards (IAS/IFRS) approved by the European Union. These principles are explained in the notes to the consolidated condensed interim financial statements of A2A S.p.A. at June 30, 2008.

All amounts are shown in millions of euros.

Method of accounting for the AEM/AMSA merger

Note that prior to the merger between AMSA and AEM, AEM was held 42.267% by the Municipality of Milan. However, because of certain clauses in AEM's articles of association, the Municipality of Milan had the power to appoint a majority of the directors and to nominate the Chairman of the Board of Directors; in other words, it had control of AEM. The Municipality of Milan also held 100% of AMSA. As regards the method of accounting for the AEM/AMSA merger, it has been treated under IFRS as an operation "under common control", i.e. as an operation carried out by two entities that are subject to the control of the same entity. Such operations are not expressly regulated by IFRS 3, which explains the method to be used to account for business combinations, nor by other IAS/IFRS. In the absence of a specific accounting principle to refer to, AEM (now A2A) followed IAS 8 and adopted as the accounting treatment of such operations that of booking the entities acquired to the consolidated balance sheet on the basis of the accounting balances shown in the financial statements prior to the operation, in other words, ensuring "continuity of values".

Method of accounting for the AEM/ASM merger

As regards the method of accounting used for the AEM/ASM merger, the following points should be taken into consideration:

- prior to the merger with AEM, ASM was held 69.2% by the Municipality of Brescia;
- on October 5, 2007, the Municipalities of Brescia and Milan stipulated a shareholder agreement to regulate the ownership structure and governance of A2A, giving rise to joint control by the Municipalities over A2A by means of a dualistic system of administration and control.

So whatever the legal structure adopted, the operation results in a joint venture under the joint control of the Municipality of Brescia and the Municipality of Milan.

International Financial Reporting Standards (IAS/IFRS) do not state specifically how joint ventures are meant to account for assets and liabilities over which the venturers acquire joint control. International practice has developed two alternative approaches to such operations: either "continuity of values", which says that the assets and liabilities of the joint venture should be shown on the basis of the values shown in the financial statements prior to the JV deal; or "fresh start accounting", which likens the operation to an acquisition, which means accounting for all balance sheet items at their fair value. In this particular case, it is felt that the most suitable method of accounting to represent the effects of the operation in question is "continuity of values": in fact, the assets and liabilities continue to be under the control — albeit joint control — of the Municipality of Brescia and the Municipality of Milan.

Change in the method of consolidation for investments under joint control and restatement of the pro-forma consolidated figures at December 31, 2007

In order to increase the clarity and transparency of its consolidated financial statements, bearing in mind the requests by financial markets for information that focuses above all on the businesses managed directly and autonomously by A2A, at the time of preparing its first set of accounts, the new Group thought best to change the method previously used by the AEM Group for consolidating joint ventures. Therefore, starting from January 1, 2008, the joint ventures (Transalpina di Energia S.r.l., Ergon Energia S.r.l.. Edipower S.p.A. and other minor ones (4)) are no longer proportionally consolidated, but valued under the equity method.

It is also worth pointing out that this change in accounting policy is very probably only an anticipation of the effects that will in any case come about if the proposed changes to IAS 31 contained in IASB Exposure Draft 9 ("Joint Arrangements") are approved without any important amendments. In fact, in the case of joint ventures, as part of a wider project to converge with American Generally Accepted Accounting Principles (US GAAP), this Exposure Draft provides for, among other things, the elimination of the choice between proportional consolidation and valuation under the equity method, opting for obligatory application of the latter.

In line with this decision, the pro-forma figures of the A2A Group at June 30, 2007, already published on October 11, 2007 in the prospectus prepared in accordance with article 70.4 of the Issuers' Regulations, have been restated. The effects of this restatement are shown in detail in the pro-forma consolidated schedules that follow.

(4) Namely, the following companies: Ge.Si. S.r.l., Metamer S.r.l., SED S.r.l., Bergamo Pulita S.r.l., Bellisolina S.r.l., Biotecnica S.r.l..

Regrouping of certain items in the balance sheet

As a result of this change in the method of consolidating joint ventures, A2A regrouped certain items on its balance sheet, while maintaining the same level of disclosure in the notes. No changes have been made to the format of the income statement.

The following items have been grouped together:

- "investment property" now forms part of "property, plant and equipment";
- "goodwill" now forms part of "intangible assets";
- "non-current derivatives" on the assets side now form part of "other non-current assets";
- "current derivatives" on the assets side now form part of "other current assets";
- "liabilities for refuse dumps" now form part of "provisions for risks, charges and liabilities for landfills";
- "non-current derivatives" on the liabilities side now form part of "other non-current liabilities";
- "current derivatives" on the liabilities side now form part of "other current liabilities".

At June 30, 2007, as can be seen from the pro-forma consolidated figures that follow, the A2A Group is showing total revenues of 2,423 million euro and a gross profit from operations of 504 million euro.
The restated pro-forma aggregate net profit after tax amounts to 241 million euro.

The restated equity amounts to 4,279 million euro of which 3,496 million euro pertaining to the Group and 783 million euro pertaining to minority interests.

The restated pro-forma net debt at June 30, 2007 amounts to 2,807 million euro.

August 6, 2008 The Management Board

0.4

Pro-forma consolidated financial statements restated at June 30, 2007

Pro-forma consolidated income statement restated at June 30, 2007

The following table summarises the adjustments made to the pro-forma consolidated income statement figures at June 30, 2007, already published in the Prospectus, to take account of the change in the method of consolidating joint ventures.

INCOME STATEMENT - *Millions of euro*	**Pro-forma figures at 06 30 2007 (published) (a)**	**Effects of the change in accounting policy and other adjustments (b)**	**Pro-forma consolidated income statement of A2A restated at 06 30 2007 (c)**
Revenues from the sale of goods and services	4,835	(2,412)	2,423
Total revenues	**4,835**	**(2,412)**	**2,423**
Operating costs	3,550	(1,830)	1,720
Labour costs	271	(72)	199
Gross profit from operations	**1,014**	**(510)**	**504**
Depreciation and amortisation, provisions and writedowns	372	(221)	151
Net profit from operations	**642**	**(289)**	**353**
Total financial costs	**(127)**	**72**	**(55)**
Gains and losses on valuation of investments at equity	45	27	72
Other non-operating profits /costs	7	(10)	(3)
Profit before tax	**567**	**(200)**	**367**
Income tax expense	229	(105)	124
Net profit (loss) of continuing operations, net of tax	**338**	**(95)**	**243**
Net result from non-current assets sold or held for sale	(2)	45	43
Net profit	**336**	**(50)**	**286**
Minority interests	(95)	50	(45)
GROUP NET PROFIT FOR THE PERIOD	**241**	**-**	**241**

a) Pro-forma figures at June 30, 2007 (published)

This column includes the pro-forma consolidated income statement of the A2A Group at June 30, 2007, taken from the "Pro-forma Figures of the A2A Group at June 30, 2007", published in the Prospectus.

b) Effects of the change in accounting policy and other adjustments

This column shows mainly the effects of eliminating the proportional consolidation of joint ventures and the impact of consolidating them under the equity method.

This column includes the effect of the reclassification of the investment in E.ON Produzione S.p.A., formerly Endesa Italia S.p.A., from "Gains and losses on valuation of investments at equity" to "Net result from non-current assets held for sale" in accordance with IFRS 5. For further information, see the consolidated condensed interim financial statements at June 30, 2008.

c) Pro-forma consolidated income statement of A2A restated at June 30, 2007

This column shows the pro-forma consolidated income statement of A2A restated at June 30, 2007 as a result of the adjustments relating to the change in accounting policy.

0.5
Comparisons

Balance sheet of A2A at June 30, 2008 compared with its pro-forma balance sheet restated at December 31, 2007

Millions of euro	**Consolidated balance sheet of A2A at 06 30 2008 (a)**	**Pro-forma consolidated balance sheet of A2A restated at 12 31 2007 (b)**
ASSETS		
NON-CURRENT ASSETS		
Property, plant and equipment	3,904	3,877
Intangible assets	626	540
Investments carried at equity	2,577	3,321
Other non-current financial assets	669	536
Deferred tax assets	305	258
Other non-current assets	44	40
TOTAL NON-CURRENT ASSETS (A)	**8,125**	**8,572**
CURRENT ASSETS		
Inventories	213	175
Trade receivables	1,451	1,739
Other current assets	277	283
Current financial assets	6	4
Current tax assets	9	47
Cash and cash equivalents	83	102
TOTAL CURRENT ASSETS (B)	**2,039**	**2,350**
NON-CURRENT ASSETS HELD FOR SALE (C)	**696**	**4**
TOTAL ASSETS (A + B + C)	**10,860**	**10,926**

Millions of euro	Consolidated balance sheet of A2A at 06 30 2008 (a)	Pro-forma consolidated balance sheet of A2A restated at 12 31 2007 (b)
SHAREHOLDERS' EQUITY AND LIABILITIES		
EQUITY		
Share capital	1,629	1,629
(Treasury shares)	(107)	(64)
Other reserves and result	2,283	2,315
Equity pertaining to the Group	**3,805**	**3,880**
Minority interests	853	825
TOTAL EQUITY (D)	**4,658**	**4,705**
LIABILITIES		
NON-CURRENT LIABILITIES		
Non-current financial liabilities	3,164	2,739
Deferred tax liabilities	354	305
Employee benefits	271	272
Provisions for risks, charges and liabilities for landfills	405	312
Other non-current liabilities	217	286
Total non-current liabilities (E1)	**4,411**	**3,914**
CURRENT LIABILITIES		
Trade payables	965	1,050
Other current liabilities	472	498
Current financial liabilities	292	730
Tax liabilities	53	25
Total current liabilities (E2)	**1,782**	**2,303**
TOTAL LIABILITIES (E)	**6,193**	**6,217**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE (F)	**9**	**4**
TOTAL EQUITY AND LIABILITIES (D + E + F)	**10,860**	**10,926**

a) Consolidated balance sheet of A2A at June 30, 2008

This column includes the pro-forma consolidated balance sheet of A2A at June 30, 2007, taken from the consolidated condensed interim financial statements at June 30, 2008 as approved by the Management Board of A2A on August 6, 2008.

b) Pro-forma consolidated income statement of A2A restated at June 30, 2007

This column includes the pro-forma consolidated balance sheet of A2A at December 31, 2007, as prepared in the document entitled "Pro-forma figures of the A2A Group restated at December 31, 2007 and pro-forma figures of the A2A Group at March 31, 2007" approved by the Management Board on May 14, 2008 and published on May 15, 2008 (5).

(5) This document can be downloaded from A2A's website:
http://www.a2a.eu/group/export/sites/default/a2a/investor/sintesi/doc_prefusione/documenti/documento_informativo.pdf

Results of A2A at June 30, 2008 compared with its pro-forma results restated at June 30, 2007

INCOME STATEMENT - *Millions of euro*	**Consolidated income statement of A2A at 06 30 2008 (a)**	**Pro-forma consolidated income statement of A2A at 06 30 2007 (b)**
Revenues from the sale of goods and services	2,988	2,423
Total revenues	**2,988**	**2,423**
Operating costs	2,232	1,720
Labour costs	229	199
Gross profit from operations	**527**	**504**
Depreciation and amortisation, provisions and writedowns	176	151
Net profit from operations	**351**	**353**
Total financial costs	**(75)**	**(55)**
Gains and losses on valuation of investments at equity	4	72
Other non-operating profits/costs	13	(3)
Profit before tax	**293**	**367**
Income tax expense	131	124
Net profit (loss) of continuing operations, net of tax	**162**	**243**
Net result from non-current assets sold or held for sale	-	43
Net profit	**162**	**286**
Minority interests	(3)	(45)
GROUP NET PROFIT FOR THE PERIOD	**159**	**241**

a) Consolidated income statement of A2A at June 30, 2008

This column includes the consolidated income statement of A2A at June 30, 2008, taken from the consolidated condensed interim financial statements at June 30, 2008, approved by the Management Board of A2A on August 6, 2008.

b) Pro-forma consolidated income statement of A2A restated at June 30, 2007

This column includes the pro-forma consolidated income statement of A2A at June 30, 2007, prepared as explained in the paragraph entitled "Pro-forma consolidated income statement of A2A at June 30, 2007" on page 17 of this document.

Certification by the Manager in charge of preparing accounting documents

The Manager in charge of preparing accounting documents, Paolo Rundeddu, declares in accordance with article 154-bis, para. 2 of Decree 58/98, that the pro-forma figures restated at June 30, 2007 have been prepared on the basis of:

- *the consolidated figures of the AEM Group (now A2A) restated at June 30, 2007 as published in the Consolidated Condensed Interim Financial Statements at June 30, 2008 approved by the Management Board of A2A on August 6, 2008;*
- *the figures at June 30, 2007 of the ASM Group approved by the Board of Directors of ASM S.p.A. on September 10, 2007 with suitable adjustments to take account of the change in the method of consolidating joint ventures;*
- *the figures at June 30, 2007 of the AMSA Group approved by the Board of Directors on September 5, 2007;*
- *the contents of which agree with the supporting documentation, books of account and accounting entries of the companies concerned.*

a2a

via Lamarmora 230 - 25124 Brescia
www.a2a.eu

Consolidated condensed interim financial statements June 30, 2008

a2a

Contents

This is a translation of the Italian original "Bilancio semestrale consolidato abbreviato 2008" and has been prepared solely for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu.

The A2A Group at June 30, 2008


A2A Spa
51.00% Delmi
50.00% Transalpina di Energia
61.28% Edison (1)
6.44% Atel Holding AG
20.00% Edipower
20.00% E.ON Produzione (4)
100.00% Aem Trading
100.00% ASM Energy
70.00% Plurigas
100.00% COGAS
89.84% Abruzzo Energia (5)
50.00% Ergosud
80.00% Ostros Energia
67.00% Energen
99.99% Aem Energia
100.00% Asmea
100.00% Tidonenergie
33.33% Lumenergia
50.00% Ergon Energia
100.00% Bas Omniservizi
50.00% Metamer
100.00% Aem Service
100.00% Aem Calore & Servizi
100.00% Asm Calore & Servizi
51.00% Asm Servizi
50.00% Asm Novara
49.00% Malpensa Energia
60.00% Proaris
100.00% Amsa
100.00% Amsa 2
100.00% Amsa 3
94.00% Ecodeco (2)
100.00% Fertilvita
100.00% Sistema Ecodeco UK
99.97% Aprica
100.00% Bas Power
79.98% Montichiari Ambiente
99.99% Aem Elettricità
99.99% Aem Gas
99.98% Bas SII
100.00% Retrasm
74.50% Camuna Energia
67.00% Seasm
100.00% Asm Elettricità
100.00% Asm Reti
48.86% ASVT (3)
91.60% Retragas
32.52% Società Servizi Valdisotto
20.00% Acsm
24.99% Agam Monza
14.48% Trentino Servizi
23.53% Metroweb
100.00% Selene
100.00% Itradeplace
100.00% Bas.Com
49.00% e-Utile
100.00% Aprica Studi
35.00% Alagaz
27.00% Zincar

Areas of activity

- Energy
- Heat & Services
- Environment
- Networks
- Other Companies

(1) The percentage of 61.28% relates to the ordinary shares owned by Transalpina di Energia (TdE). The percentage held in the share capital is 60%. Edison holds 50% of Edipower.

(2) The other 6% interest in Ecodeco is subject to a call and put option, respectively in favour and at the expense of A2A S.p.A., which can be exercised by the end of 2008 at the same conditions.

(3) Of which 0.38% is held through Asm Reti.

(4) Formerly Endesa Italia S.p.A..

(5) Note that there are call and put options on another stake in the company.

This chart shows the principal investments of the A2A Group.

Key figures of the A2A Group

Income statement *Millions of euro*	**01 01 2008 06 30 2008**	**01 01 2007 06 30 2007** *Restated (*)*
Revenues	2,988	1,289
Operating costs	(2,232)	(973)
Labour costs	(229)	(73)
Gross profit from operations	**527**	**243**
Depreciation and amortisation, provisions and writedowns	(176)	(79)
Profit from operations	351	164
Financial costs	(71)	42
Other non-operating profits	13	-
Other non-operating costs	-	(3)
Profit before tax	**293**	**203**
Income tax expense	(131)	(45)
Net result from non-current assets sold or held for sale	-	(1)
Minority interests	(3)	(41)
Group net profit for the period	**159**	**116**
Gross profit from operations/Net revenues	**17.6%**	**18.9%**

(*) Figures related to the former AEM Group.

Balance sheet *Millions of euro*	**06 30 2008**	**12 31 2007** *Restated (*)*
Net capital employed	7,997	5,148
Equity pertaining to the Group and minority interests	4,658	3,054
Consolidated net financial position	(3,339)	(2,094)
Consolidated net financial position/Equity pertaining to the Group and minority interests	0.72	0.69
Consolidated net financial position/Market cap	0.46	0.43

(*) Figures related to the former AEM Group.

Financial position *Millions of euro*	**01 01 2008 06 30 2008 net of the merger effect**	**01 01 2007 06 30 2007** *Restated (*)*
Net cash flows from operating activities	474	523
Net cash flows absorbed by investment activities	(382)	(403)
Free cash flow	92	120

(*) Figures related to the former AEM Group.

Key figures of A2A S.p.A.	**06 30 2008**	**12 31 2007** *Restated (*)*
Share capital (euro)	1,629,110,744	936,024,648
Number of ordinary shares (par value 0.52 euro)	3,132,905,277	1,800,047,400
Number of treasury shares (par value 0.52 euro)	47,434,850	30,434,850

(*) Figures related to the former AEM Group.

Key rates and prices	**06 30 2008**	**06 30 2007**
Average 6-month Euribor	4.706%	4.273%
Average price of Brent crude (usd/bbl)	109.140	63.260
Euro/usd average exchange rate (**)	1.53	1.33
Average price of Brent crude (Euro/bbl)	71.33	47.59

(**) Source: Italian Foreign Exchange Office.

A2A S.p.A. on the Stock Exchange

A2A on the Stock Exchange

Market capitalisation at June 30, 2008	€ 7,293 m
Ave. volumes in 1st half 2008	13,618,678

Market data

Euro per share

Average price in 1st half 2008	2.5337
High in 1st half 2008	3.096
Low in 1st half 2008	2.227
Number of shares (m)	3,133

Fonte dei dati: Bloomberg

A2A forms part of the following indices

S&P/MIB
DJ STOXX
DJ EUROSTOXX
WisdomTree
FTSEurofirst

Ethical indices

FTSE4GOOD
Ethibel Sustainability
Axia Ethical
ECPI Ethical Index EMU

A2A vs S&P/MIB
(Prices January 1, 2008 = 100)


105
100
95
90
85
80
75
70
65
01-01-08
01-21-08
02-10-08
03-01-08
03-21-08
04-10-08
04-30-08
05-20-08
06-09-08
06-29-08
A2A
SP&MIB

A2A in 1st half 2008


3.5
3
2.5
2
1.5
1
0.5
2
€/share
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
Volumes
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Volumes
Price

Corporate Bodies

SUPERVISORY BOARD

CHAIRMAN
Renzo Capra

DEPUTY CHAIRMAN
Alberto Sciumè

DIRECTOR
Adriano Bandera
Tancredi Bianchi
Claudio Buizza
Antonio Capezzuto
Dario Cassinelli
Gianni Castelli
Pierfrancesco Cuter
Marco Miccinesi
Massimo Perona
Angelo Rampinelli Rota
Giovanni Rizzardi
Cesare Spreafico
Antonio Matteo Taormina

MANAGEMENT BOARD

CHAIRMAN
Giuliano Zuccoli

DEPUTY CHAIRMAN
Luigi Morgano

DIRECTOR
Mario Cocchi
Francesco Randazzo
Renato Ravanelli
Simone Rondelli
Paolo Rossetti
Giovanni Gorno Tempini

GENERAL MANAGERS

CORPORATE AND MARKET AREA
Renato Ravanelli

TECHNICAL-OPERATIONS AREA
Paolo Rossetti

INDEPENDENT AUDITORS

PRICEWATERHOUSECOOPERS S.P.A.

Significant events during the period

Atel public share exchange offer

The public offer to exchange shares in Atel S.A. for shares in Atel Holding S.A. closed on January 11, 2008. A2A S.p.A. exchanged 174,855 Atel S.A. shares for 1,403,211 Atel Holding S.A. shares. Following this exchange, A2A S.p.A. now holds 6.44% of Atel Holding S.A..

A2A S.p.A. and Municipality of Sesto San Giovanni: creation of a partnership

On January 18, 2008 A2A S.p.A. sold 40% of Proaris S.r.l. to the Municipality of Sesto San Giovanni in order to create a partnership to clean up the water-bearing stratum, simultaneously producing clean heat and electricity, before releasing the purified water.
Under the shareholder agreements, the Chairman of the Board of Directors will be nominated by the Municipality of Sesto San Giovanni, whereas the Managing Director will be nominated by A2A S.p.A..

Constitutional Court - Law 266 of December 23, 2005 (article 1, paras. 483, from 485 to 488 and 492)

With a sentence passed on January 18, 2008, the Constitutional Court declared the illegitimacy of certain provisions of Law 266 of December 23, 2005 (article 1, paras. 483, 485-488 and 492), which contain detailed regulations on water concessions for hydroelectric purposes, consisting of transitional rules with immediate effect as well as rules to be applied once the system is up and "running". In particular, the Court decided that there were conflicts of attribution between the State and the Regions promoted with the recourse of certain regional administrations. The Court therefore considered unconstitutional the 10-year extension of the concessions underway at the date when the law cane into effect, subject to carrying out suitable plant modernisation works, as this damaged the competitive

competence of the Regions in the production, transport and distribution of energy on a national basis as per article 117.3 of the Constitution.

A2A's stake in Edipower S.p.A. rises to 20%

On January 31, 2008 the transfer was completed of 28,826,000 Edipower shares, 2% of the share capital, representing the last tranche of the shares subject to the put and call options exercised in July 2007 by Unicredit S.p.A..
As a result of this transaction, A2A S.p.A.'s interest in Edipower S.p.A. has increased to 20%.

A2A S.p.A.: appointment of the members of the Supervisory Board

On February 22, 2008 the Shareholders' Meeting of A2A S.p.A. appointed the Supervisory Board for three years based on a voting list, consisting of the following members:

- Renzo Capra — Chairman;
- Alberto Sciumè — Deputy Chairman;
- Claudio Buizza;
- Adriano Bandiera;
- Antonio Capezzuto;
- Dario Cassinelli;
- Pierfrancesco Cuter;
- Gianni Castelli;
- Luigi Morgano;
- Marco Miccinesi;
- Angelo Rampinelli Rota;
- Cesare Spreafico,

taken from the list of candidates presented jointly by the Municipality of Brescia and the Municipality of Milan, together the holders (directly or indirectly through subsidiaries) of 54.912% of the share capital.

- Antonio Matteo Taormina;
- Massimo Perona,

taken from the list of candidates presented by the minority shareholder, Atel Italia Holding S.r.l..

- Tancredi Bianchi.

taken from the list of candidates presented by the minority shareholder, the Municipality of Bergamo.

The new text of the articles of association comes into effect from February 22, 2008 with the consequent transfer of the registered office to Via Lamarmora 230, Brescia.

In replacement of Mr. Morgano, who resigned, the Shareholders' Meeting of March 31, 2008 appointed Mr. Giovanni Rizzardi.

A2A S.p.A.: appointment of the members of the Management Board

A meeting of the Supervisory Board of A2A was held on March 10, 2008 under the chairmanship of Renzo Capra. Once the Nominations Committee had checked that the candidates had the necessary requisites, the Supervisory Board unanimously appointed the following as members of the Management Board:

- Giuliano Zuccoli — Chairman;
- Luigi Morgano — Deputy Chairman;
- Mario Cocchi;
- Giovanni Gorno Tempini;
- Francesco Randazzo;
- Renato Ravanelli;
- Simone Rondelli;
- Paolo Rossetti.

Of the members of the Management Board, the following have the requisites to be considered independent: Giovanni Gorno Tempini, Luigi Morgano and Simone Rondelli.

2007 draft financial statements of the AEM, ASM and AMSA Groups and pro-forma financial statements of the A2A Group

On March 27, 2008, the Management Board examined and approved the draft financial statements for 2007 and the pro-forma figures for 2007. At the end of the review, the Board proposed the distribution of a dividend of 0.097 euro per share (+38.6% compared with the previous year).

On April 28, 2008, the Supervisory Board examined and approved the draft financial statements and pro-forma figures for 2007.

On May 30, 2008 the Shareholders' Meeting of A2A S.p.A. approved the proposal to distribute a dividend of 0.097 euro per share, which was paid from June 26, 2008, going ex-coupon (no. 10) on June 23, 2008.

The Supervisory Board approved the Guidelines for the 2008-2012 Business Plan of the A2A Group prepared by the Management Board

On March 27, 2008, the Supervisory Board approved the Guidelines for the 2008-2012 Business Plan prepared by the Management Board.
Net of the effects of consolidating the investment in the subsidiary Edison, the Plan envisages:

- capital expenditure during the period of 2.5 billion euro;
- an average annual rate of growth in gross profit from operations of 7.5% compared with 2007, including synergies deriving from the progressive integration of the activities carried out by the AEM, ASM and AMSA Groups, which gave rise to the A2A Group;
- a net financial position, before the distribution of dividends, down from 3.8 to 2.1 billion euro;
- continuation of the share buyback plan in 2008;
- the distribution of a dividend per share not lower than the one proposed to the Shareholders' Meeting for 2007.

A2A intends to concentrate the industrial development of the Group in four areas of activity:

Energy — The development of electricity sales in the period 2007-2012, from 28 to 33 billion kWh, will be possible thanks to completion of the investments in the combined-cycle thermoelectric plants at Gissi (CH) of 780 MW and at Scandale (KR) of 720 MW in which the Group has a 50% interest, and the acquisition of the generation assets of Endesa Italia in exchange for the 20% stake held in the company controlled by Endesa Europa.
As a result of these investments, by the end of 2009 the A2A Group should already have installed capacity of 6,000 MW (3,400 MW at the end of 2007), with an efficient production mix consisting of gas and coal fed thermoelectric power plants, hydroelectric power stations and wind farms. The growth in margins will be sustained by developing the various business activities, which will be subject to careful monitoring of the associated risks. Apart from Italy, A2A is already operating in the energy markets of certain foreign countries, such as France, Austria, Slovenia, Germany, Switzerland and Greece.
In the gas sector, higher demand due to commercial expansion and in-house consumption for the combined-cycle and cogeneration power stations will raise the availability portfolio to more than 6 billion cubic metres per year (5 billion in 2007). From the point of view of utilisations, sales on wholesale markets will gradually decline so as to make "dual fuel" sales on the end-customer market.
A2A's objective is to strengthen even more the industrial relations with Edison, which will be called upon to contribute more and more towards vertical integration of the A2A Group in upstream gas markets. From an accounting point of view, it is worth remembering that A2A

consolidated Edison's results (through its 50% co-subsidiary Transalpina di Energia S.r.l.) on a proportional basis up until December 31, 2007. Last November, Edison announced its own 2008-2013 Business Plan, which envisages average rates of growth in EBITDA of between 7 and 8% per year (1,602 million euro in 2007) and capital expenditure of 3 billion euro in the power sector and 3.2 billion euro in the hydrocarbons sector.

Environment — A2A is a leading Italian operator in the field of waste management where, thanks to the activities carried o by the AMSA, Aprica and Ecodeco Groups, it has a presence in the entire value chain, from collection to the treatment of urban and industrial waste, also recycling them to produce energy. The Group also designs and builds integrated plant systems for third parties with which it has a technological, industrial and commercial partnership.

The Plan also provides for the construction of 10 new waste disposal plants and a new incinerator, in addition to the five already in operation, making it possible to raise the volume of waste being handled from the current 3 million tonnes to more than 4 million tonnes per year. These investments will make it possible to offset the reduction in profitability during the period caused by the expiry of the CIP 6 incentives for electricity generation by the waste incinerators currently in operation.

There is also expected to be significant room for growth in this sector in Italy (construction of new WTE plants) and abroad (A2A already has a presence in the UK and Spain). These opportunities were not included in the Business Plan for prudence sake, as it will take some time to choose the best projects to pursue.

Cogeneration and district heating — The Business Plan foresees a consolidation of the Group's leadership on the domestic market, with an increase in sales of heat from the current 1.5 billion kWh to more than 3 billion, backed by the construction of more than 700 MW of new cogeneration plants (14 plants, including 9 in Milan) and by the development of urban distribution networks. Priority will be give, in particular, to further development in the Bergamo, Brescia and Milan areas and to initiatives already under consideration in various parts of Northern Italy. The contribution that the development of urban district heating networks will make in terms of lower atmospheric emissions will be emphasised by technological innovation (e.g. development of systems for recovering energy from the water-bearing stratum by means of natural gas cogeneration systems integrated with heat pumps).

Networks — The management of electricity, gas and water distribution networks (a sector in which the A2A Group is present throughout the value chain) will make it possible to maintain a portion of its margins associated with regulated tariffs, which involve lower risk. The plan foresees stable volumes of electricity and water distributed (in 2007, 12 billion kWh

and 91 million cubic metres, respectively) and a steady increase in the volumes of gas distributed (from 1.8 to 2.6 billion cubic metres), also by taking part in competitive tenders for the renewal of expired concessions, the effect of which will also be a gradual reduction in the number of operators in this sector.
The capital investments in this sector will aim to maintain the high quality of the service already achieved, completing the installation of electronic meters for measuring electricity consumption. A plan to install electronic meters for gas consumption will also be initiated during the period of the plan.

Period for execution of the plan to buy treasury shares expired

Pursuant to article 144-*bis*.4 of CONSOB Regulation no. 11971/1999 and subsequent amendments, A2A S.p.A. (the "Company") communicated that on April 27, 2008 the plan to buy treasury shares came to an end. It was approved by the Company's Shareholders' Meeting on October 27, 2006 (the "Plan").
The Plan involved up to a maximum of 180,004,740 ordinary shares (10% of the share capital at the date of the resolution) and had been authorised for 18 months from the date of the shareholders' resolution on October 27, 2006.
At the end of the plan, the Company holds a total of 47,434,850 ordinary shares, equal to 1.51% of the share capital, of which 16,159,850 already in portfolio in execution of the previous plan to purchase treasury shares.
31,275,000 ordinary shares have been purchased on the Stock Exchange at an average price of 2.6282 euro for a total of 82,197,249.76 euro.
The maximum purchase price under the Plan was 2.8543 euro per share and therefore within the limits of the shareholders' resolution of October 27, 2006.
Purchases on the Stock Exchange began on May 22, 2007 and ended on March 19, 2008.
The objectives of the Plan were: a) to take advantage of an opportunity to invest liquidity efficiently in relation to the Company's development and stock market trends; b) to carry out trading, hedging and arbitrage transactions; and c) to permit the use of treasury shares in transactions linked to current operations and industrial projects in line with the strategies that the Company intends to pursue, as these sometimes involve share exchanges.
The purchase of 31,275,000 ordinary shares took place on the official Stock Exchange, where the Company's shares are traded, in compliance with all applicable laws and supervisory provisions.
Lastly, it is worth remembering that on March 27, 2008 the Management Board resolved to submit the proposal to renew the authorisation to buy and sell treasury shares within the

maximum limits permitted by law, subject to the approval of the Supervisory Board in accordance with the articles of association.
On the proposal of the Municipality of Brescia, seconded by the Municipality of Milan, the Shareholders' Meeting of May 30, 2008 decided to postpone any resolution on this matter until the next meeting.

Agreement with Cofathec/Gaz de France for the purchase of Cofathec Coriance S.a.s.

On May 29, 2008 A2A signed an agreement with Cofathec S.a.s., a member of the Gaz de France Group, to buy 100% of Cofathec Coriance Sas, a company that operates in France in the field of district heating and electricity generation from cogeneration plants.
Directly as well as indirectly through its subsidiaries, Cofathec Coriance manages urban district heating and district cooling plants on the basis of long-term concessions.
It runs 20 plants under concession with an installed power of around 670 MWt; the company also has a number of minority investments in other plants. The plants use various types of fuel stock: cogeneration, biomass, geothermy, boilers, industrial gases and waste incineration. The installed electrical power of the cogeneration plants is more than 80 MWe. Total output in 2007 came to around 670 Gwht and 250 GWhe. The scope of the sale excludes the 50% investment that Coriance holds in Climespace, which provides district cooling services in Paris.
The plants are located mainly in the area surrounding Paris and in certain major cities (such as Toulouse and Dijon) and are run on the basis of specific concessions granted by the local authorities. These concessions have an average residual duration of around 13 years.
In 2007 the assets involved in the sale achieved revenues (pro-forma) of around 63 million euro, with a gross profit from operations of 8.6 million euro. These figures only include part of the results of certain plants that entered production in 2007 and do not include any of those due to enter production during the current year. Production of thermal energy is expected to rise to more than 800 Gwht in 2008 thanks to the new plants due to enter production.
The price that will be paid for the acquisition is 44.6 million euro; Coriance's consolidated book net debt at the end of 2007 amounted to 34 million euro; for contractual purposes, the net financial position was increased by some 8 million euro to take account of certain provisions and other liabilities of a non-financial nature.
The sale of Cofathec Coriance was one of the conditions imposed by the European Commission before it would authorise the merger of Gaz de France and Suez (which holds a significant proportion of the French district heating market through Elyo). The deal is

expected to be closed during the third quarter of the year, once the necessary approvals have been obtained from the French government and antitrust authority.

Agreement signed to obtain ownership of certain power plants belonging to Endesa Italia S.p.A.

On 16 June 2008, A2A signed an agreement with Acciona S.A., Enel S.p.A., E.ON AG, Endesa S.A., Endesa Europa S.L. and Endesa Italia S.p.A., which gives A2A the right to initiate a spin-off of Endesa Italia. As a result of the spin-off, A2A will own certain power plants in exchange for its 20% holding in Endesa Italia.
The operation was already envisaged in A2A's 2008-2012 Business Plan.

The calendar agreed for the conclusion of the deal is as follows:

- on June 23, 2008, A2A S.p.A. exercised its right to go ahead with the operation, which will lead to a simultaneous waiver of certain reciprocal claims relating to the option and pre-emption rights for the investments in Endesa Italia;
- within 20 working days of exercising that right, A2A has the right to select the power plants on the basis of criteria laid down by the parties in the contract and to activate the spin-off procedure.

The operation is expected to be concluded by the end of 2008.
The effectiveness of this agreement and waivers mentioned above is subject to the transfer of 100% of Endesa Europa from Endesa to E.ON by June 30, 2008.

05

Directors' report on operations

Summary of results, assets and liabilities and financial position of the A2A Group

As a result of the merger of AMSA Holding S.p.A. and ASM Brescia S.p.A. with AEM S.p.A. (now A2A S.p.A.) on December 24, 2007 with effect from January 1, 2008, the scope of consolidation has grown significantly, as it now includes the AMSA and ASM Groups. The income statement figures at June 30, 2008 are therefore not comparable with those at June 30, 2007.

As explained in the section entitled *"Changes in accounting standards and accounting policies"*, from January 1, 2008, A2A considered it best to change the method of consolidating joint ventures previously used by the AEM Group.

Therefore, starting from the Quarterly Report at March 31, 2008, the joint ventures Transalpina di Energia S.r.l., Edipower S.p.A., Ergon Energia S.r.l., and other minor ones ([1]) are no longer consolidated on a proportional basis, but valued under the equity method. For consistency, the prior year figures in the consolidated financial statements of the companies merged with AEM S.p.A. (now A2A S.p.A.), presented for comparative purposes, have also been restated.

As a result of this merger, from January 1, 2008 A2A S.p.A. holds 70% of Plurigas S.p.A., whereas previously AEM S.p.A. held 40% of its share capital and ASM Brescia S.p.A. 30%. Based on the current shareholder agreements and the articles of association of Plurigas S.p.A., A2A has consolidated its balance sheet, income statement and financial position on a line-by-line basis, showing 30% of the result and of equity as pertaining to minority interests. In the restated figures at June 30, 2007, the 40% investment in Plurigas S.p.A. was consolidated under the equity method.

It should be borne in mind that from July 1, 2007 the income statement includes 100% of the Ecodeco Group; previously, it was fully consolidated with 70% of the result being shown as pertaining to minority interests. Moreover, as a result of buying another 7.49%, from the second quarter of 2007, the investment in AGAM S.p.A. is valued at equity, having previously been carried at cost.

(1) Ge.Si. S.r.l., Metamer S.r.l., Bellisolina S.r.l., Bergamo Pulita S.r.l., SED S.r.l., and Biotecnica S.r.l..

See the section entitled "Change in the scope of consolidation" for further details.

Results

Millions of euro	01 01 2008 06 30 2008	% revenues	01 01 2007 06 30 2007 *Restated (*)*	% revenues	Change
Revenues	**2,988**	**100.0%**	**1,289**	**100.0%**	**1,699**
of which:					
- *Revenues from sales and services*	*2,899*	*97.0%*	*1,264*	*98.1%*	*1,635*
- *Other operating income*	*89*	*3.0%*	*25*	*1.9%*	*64*
Operating costs	(2,232)	-74.7%	(973)	-75.5%	(1,259)
Labour costs	(229)	-7.7%	(73)	-5.7%	(156)
Gross profit from operations	**527**	**17.6%**	**243**	**18.9%**	**284**
Depreciation and amortisation	(150)	-5.0%	(66)	-5.1%	(84)
Provisions and writedowns	(26)	-0.9%	(13)	-1.0%	(13)
Net profit from operations	**351**	**11.7%**	**164**	**12.7%**	**187**
Financial income	32	1.1%	24	1.9%	8
Financial charges	(107)	-3.6%	(57)	-4.4%	(50)
Gains and losses on valuation of investments at equity	4	0.1%	75	5.8%	(71)
Other non-operating profits	13	0.4%		0.0%	13
Other non-operating costs		–	(3)	-0.2%	3
Profit before tax	**293**	**9.8%**	**203**	**15.7%**	**90**
Income tax expense	(131)	-4.4%	(45)	-3.5%	(86)
Net profit of continuing operations, net of tax	**162**	**5.4%**	**158**	**12.3%**	**4**
Net result from non-current assets sold or held for sale	–	–	(1)	-0.1%	1
Minority interests	(3)	-0.1%	(41)	-3.2%	38
Group net profit for the period	**159**	**5.3%**	**116**	**9.0%**	**43**

(*) Figures related to the former AEM Group.

In the first half of 2008, the consolidated revenues of the Group came to 2,988 million euro, of which 2,899 million was attributable to revenues from sales and services and 89 million to other operating income.

Thermoelectric output of 4,763 GWh was boosted by the higher availability of the plants, as well as by the greater number of hours worked by them, principally thanks to the strategy of supplying the primary markets of the Power Exchange in order to maximise the margins of the Group's production pool. Hydroelectric output, totalling 1,081 GWh, benefited from higher water availability compared with the previous years' average, which more than offset the

lower production by the Premadio hydroelectric plant because of the stoppage of the No. 1 and 2 Units for extraordinary maintenance.
The cogeneration plants produced 536 thermal GWh, of which 348 attributable to the Lamarmora plant, and 343 electrical GWh, respectively.
The Brescia waste incineration produced 284 electrical GWh and 330 thermal GWh during the first six months of the year.
Electricity sold amounted to 17,444 GWh, of which 2,057 GWh attributable to the protected market for which there are regulated prices.
Sales of gas and heat to end-customers amounted to 1,068 million cubic metres and 1,010 thermal GWh respectively, whereas the Group distributed a total of 6,178 GWh of electricity and 1,101 million cubic metres of gas.
602 thousand tonnes of refuse were collected in the provinces of Milan and Brescia, while refuse disposed of amounted to 1,443 thousand tonnes.
Gross profit from operations of the period amounted to 527 million euro. This result reflects the contribution made by all areas of activity in which the Group operates, as shown in the following table:

Millions of euro	**Gross profit from operations**
Energy Sector	226
Heat and Services Sector	34
Environment Sector	168
Networks Sector	122
Other Services and Corporate Sector	(20)
Other	(3)
Total	**527**

Depreciation and amortisation, provisions and writedowns amount to 176 million euro. The caption is detailed below: 8 million euro of amortisation, 142 million euro of depreciation and 26 million euro of provisions for risks and charges and for bad and doubtful accounts. Note that depreciation includes 16 million euro due to the effects of sentence no. 1 of January 18, 2008 of the Constitutional Court, which declared that a part of the regulation contained in the Budget Law 2006, which provided for a 10-year extension of hydroelectric concessions, was unconstitutional.

Because of the various changes mentioned above, profit from operations comes to 351 million euro.

Financial costs show a negative balance of 71 million euro resulting from the combined effects of the following items: financial charges of 107 million euro, partly offset by financial

income of 32 million euro and by the positive result of investments valued under the equity method for 4 million euro (75 million euro at June 30, 2007).

The increase in net financial charges is principally due to the increase in average net debt, which rose by 1.5 billion euro as a result of the mergers.

The portion of gains and losses on valuation of investments at equity shows a decrease of 71 million euro due to the lower result achieved by the Transalpina di Energia Group.

Income tax expense amounts to 131 million euro and incorporates the effect of the new rules introduced by Law 244/07, applicable from January 1, 2008, as well as the recent Decree Law no. 112 of 06.25.2008 (the so-called "Summer 2008 Manoeuvre"), which brought in a 5.5% surtax for companies operating in the production and sale of gas and electricity.

The consolidated net profit for the period pertaining to the Group, after deducting the profit pertaining to minority interests in Delmi S.p.A. and Plurigas S.p.A., amounts to 159 million euro.

For a more detailed analysis of the results, see the section on the results for each sector of activity.

Capital and financial position

At June 30, 2008, consolidated net capital employed amounted to 7,997 million euro, funded by equity, 4,658 million euro (of which 853 million euro pertaining to minority interests) and net financial indebtedness, 3,339 million euro (2,094 million euro at December 31, 2008).

The amount of net capital employed increased by 2,849 million euro compared with December 31, 2007. This increase is due for 2,822 million euro to the change in the scope of consolidation and for 27 million euro to an increase in net capital employed in the first half of 2008.

Working capital improved by 55 million euro in the first half of 2008, thanks to the decrease in short-term receivables, only partly offset by the decline in trade and other payables.

Net fixed capital went down during the first half of 2008 by 606 million euro, mainly because of the decrease in long-term financial assets following the reclassification of the investment in Endesa Italia S.p.A., now E.ON Produzione S.p.A., to assets held for sale.

Consolidated net financial debt at June 30, 2008 amounts to 3,339 million euro, having increased by 75 million euro in the first six months of 2008.

Without payment of the extraordinary dividend of 85 million euro on January 4, 2008, net debt would have fallen by 10 million euro.

Net cash flows from operating activities during the period amount to 474 million euro and include the change in assets and liabilities of 162 million euro.

Net cash flows absorbed by investing activities amount to 382 million euro and include capital expenditure for property, plant and equipment and intangible assets, the increase in the value of investments and the outlay, amounting to 43 million euro, for the purchase of treasury shares.

The change in equity is negative for 167 million euro, due to the distribution of dividends totalling 299 million euro.

Millions of euro	06 30 2008	01 01 2008 *post-merger*	12 31 2007 *Restated*
CAPITAL EMPLOYED			
Net fixed capital	**7,055**	**7,661**	**5,162**
Property, plant and equipment	3,904	3,878	2,083
Intangible assets	626	540	360
Investments and other non-current financial assets	3,555	4,131	3,215
Deferred tax liabilities	(354)	(305)	(173)
Provisions for risks, charges and liabilities for landfills	(405)	(311)	(169)
Employee benefits	(271)	(272)	(154)
Working capital	**258**	**313**	**(10)**
Inventories	213	174	24
Short-term receivables	1,673	2,039	1,074
Other current assets	30	26	12
Current derivatives receivable/payable	(38)	(1)	3
Trade payables	(944)	(1,050)	(617)
Other payables	(650)	(866)	(500)
Other current liabilities	(26)	(9)	(6)
Assets/liabilities held for sale	**684**	**(4)**	**(4)**
TOTAL CAPITAL EMPLOYED	**7,997**	**7,970**	**5,148**
SOURCES OF FUNDING			
Equity	**4,658**	**4,706**	**3,054**
Total financial position beyond one year	3,134	2,725	1,697
Total financial position within one year	205	539	397
Total net financial position	**3,339**	**3,264**	**2,094**
TOTAL SOURCES	**7,997**	**7,970**	**5,148**

Millions of euro	**01 01 2008 06 30 2008** *post-merger*	**06 30 2007** *Restated*
NET FINANCIAL POSITION AT THE BEGINNING OF THE PERIOD	**(3,264)**	**(1,705)**
Net result for the period pertaining to the Group	159	116
Net result for the period pertaining to minority interests	3	41
Depreciation and amortisation	150	67
Changes in assets and liabilities	162	299
Net cash flows from operating activities	**474**	**523**
Net cash flows absorbed by investment activities	**(382)**	**(403)**
Free cash flow	**92**	**120**
Change in minority interests (excluding result)	25	(96)
Change in equity of the Group (excluding result and change in treasury shares)	107	49
Dividends paid	(299)	(125)
Cash flow from changes in equity	**(167)**	**(172)**
NET FINANCIAL POSITION AT THE END OF THE PERIOD	**(3,339)**	**(1,757)**

Significant events after June 30, 2008

Standard & Poor's raises its long-term rating from BBB to BBB+

On July 18, 2008, Standard & Poor's Ratings Services improved its long-term rating of the A2A Group, raising it from BBB to BBB+, with a "stable" outlook. The new rating takes account of the Group's diversification in the energy sector, as well as its significant territorial presence in Lombardy.

S&P also confirmed its short-term rating of A-2.

Having chosen the E.ON (formerly Endesa) power plants, the Group is diversifying its energy sources and strengthening its position in renewables

On July 18, 2008, A2A exercised its right to choose certain power plants owned by E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.), thereby initiating the spin-off of this company as envisaged in the agreement signed on June 16, 2008 by A2A S.p.A., Acciona S.A., Enel S.p.A., E.ON AG, Endesa S.A., Endesa Europa S.L. and Endesa Italia S.p.A..

In accordance with this agreement, the spin-off procedure provides for the setting up of a new corporate vehicle to which the chosen power generation assets will be transferred, together with the related liabilities that are allocated to them. A2A will hold 100% of this company's share capital in exchange for cancelling its 20% stake in E.ON Produzione. A2A chose the thermoelectric plant at Monfalcone and the hydroelectric nucleus in Calabria, with an installed power of 976 MW and 484 MW, respectively.

With the acquisition of these plants, A2A production availability rises considerably, from 4,100 MW to 5,500 MW, with more than 25% of the installed power being fed by a renewable source. Considerable investment, that has already been authorised together with the environmental impact assessment (E.I.A.), is now planned for the Monfalcone plant: between now and 2011, this will see, on the one hand, the disposal of the oil-driven units (for an installed power of 640 MW, but less efficient and with a higher emission factor) and, on the other hand, the

installation of a new 800 MW CCGT alongside the existing coal-fed units, thereby raising the total power of the plant to around 1,140 MW.
The hydroelectric power plants in Calabria will join the historical complex of pump, run-of-the-river and modulation hydroelectric plants located in Valtellina, as well as the nuclei owned by Edipower in Mese, Tusciano and Udine; once they have been refurbished and upgraded, they will also generate green certificates, like the run-of-the-river plants in the province of Brescia.
The acquisition of the assets of E.ON Produzione comes soon after the recent completion of the combined-cycle thermoelectric plant at Gissi (in the Province of Chieti), which carried out its first parallel at the end of June with a 400 MW unit, whereas the second module (of another 400 MW) is expected to enter production in August.
As a result of these operations, the output of the A2A Group will be better distributed throughout the country and more diversified in terms of the primary sources and technologies used.
The operation will be communicated to the Antitrust Authority and is expected to be completed by December 31, 2008.
It is estimated that the deal will have an impact on the Group's net financial position of around 250 million euro.

A2A Coriance

On July 31, 2008 A2A completed its purchase of 100% of Cofathec Coriance S.a.s..

Outlook for operations

The second half of 2008 is expected to see the gradual start-up of the 800 MW combined-cycle plant in Gissi (CH), which will give a considerable boost to the Group's energy portfolio. From July 31, 2008, the Group's results will also benefit from the line-by-line consolidation of Cofathec Coriance, which manages urban district heating and district cooling plants on the basis of long-term concessions, both directly and through subsidiaries.

The dynamic growth in international fuel prices already seen during the opening months of the year and the changes in the regulatory and legislative framework of the sectors where the Group operates could condition the 2008 results at a consolidated level, though based on the positive first-half figures, they are not expected to be lower than last year's.

[redacted]

02

Consolidated condensed interim financial statements

Consolidated balance sheet (1) (2)

Assets

Millions of euro	Notes	Consolidated financial statements at 06 30 2008	Consolidated financial statements at 12 31 2007 *Restated*	Consolidated financial statements at 06 30 2007 *Restated*
NON-CURRENT ASSETS				
Property, plant and equipment	1	3,904	2,083	2,056
Intangible assets	2	626	360	350
Investments valued at equity	3	2,577	2,501	2,487
Other non-current financial assets	3	669	516	426
Deferred tax assets	4	305	197	171
Other non-current assets	5	44	27	38
Total non-current assets		**8,125**	**5,684**	**5,528**
CURRENT ASSETS				
Inventories	6	213	24	32
Trade receivables	7	1,451	902	659
Other current assets	8	277	178	144
Current financial assets	9	6	0	0
Current tax assets	10	9	19	5
Cash and cash equivalents	11	83	32	105
Total current assets		**2,039**	**1,155**	**945**
NON-CURRENT ASSETS HELD FOR SALE	12	**696**	**4**	**8**
TOTAL ASSETS		**10,860**	**6,843**	**6,481**

(1) Related party transactions in the consolidated financial statements are analysed in the schedules below and in Note 41, as required by CONSOB Resolution no. 15519 of July 27, 2006.
Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 42, as required by CONSOB Communication DEM/6064293 of July 28, 2006.

(2) The reasons for the restatement of the comparative figures are given in the section entitled "Other Information" and "Consolidation policies and procedures".

Equity and liabilities

Millions of euro	Notes	Consolidated financial statements at 06 30 2008	Consolidated financial statements at 12 31 2007 *Restated*	Consolidated financial statements at 06 30 2007 *Restated*
EQUITY				
Share capital	13	1,629	936	936
(Treasury shares)	14	(107)	(64)	(47)
Reserves	15	2,124	1,096	987
Net profit for the year		-	292	-
Net profit for the period	16	159	-	116
Equity pertaining to the Group		**3,805**	**2,260**	**1,992**
Minority interests	17	853	794	760
Total equity		**4,658**	**3,054**	**2,752**
LIABILITIES				
Non-current liabilities				
Non-current financial liabilities	18	3,164	1,723	1,343
Deferred tax liabilities	19	354	173	199
Employee benefits	20	271	154	157
Provisions for risks, charges and liabilities for landfills	21	405	169	158
Other non-current liabilities	22	217	256	249
Total non-current liabilities		**4,411**	**2,475**	**2,106**
Current liabilities				
Trade payables	23	965	631	437
Other current liabilities	23	472	238	618
Current financial liabilities	24	292	430	552
Tax liabilities	25	53	11	8
Total current liabilities		**1,782**	**1,310**	**1,615**
Total liabilities		**6,193**	**3,785**	**3,721**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**26**	**9**	**4**	**8**
TOTAL EQUITY AND LIABILITIES		**10,860**	**6,843**	**6,481**

Consolidated income statement (1) (2)

Millions of euro	Notes	01 01 2008 06 30 2008	01 01 2007 06 30 2007 *Restated*	01 01 2007 12 31 2007 *Restated*
Revenues				
Revenues from the sale of goods and services		2,899	1,264	2,771
Other operating income		89	25	43
Total revenues	**28**	**2,988**	**1,289**	**2,814**
Operating costs				
Costs for raw materials and services		2,089	876	1,946
Other operating costs		143	97	185
Total operating costs	**29**	**2,232**	**973**	**2,131**
Labour costs	**30**	**229**	**73**	**144**
Gross profit from operations	**31**	**527**	**243**	**539**
Depreciation, amortisation, provisions and writedowns	**32**	**176**	**79**	**179**
Profit from operations	**33**	**351**	**164**	**360**
Financial costs				
Financial income		32	24	25
Financial charges		107	57	113
Share of results of associates deriving from valuation according to the equity method		4	75	152
Total financial costs	**34**	**(71)**	**42**	**64**
Other non-operating profits	**35**	**13**		
Other non-operating costs	**36**		**(3)**	**(3)**
Profit before tax		**293**	**203**	**421**

(1) Related party transactions in the consolidated financial statements are analysed in the schedules below and in Note 41, as required by CONSOB Resolution no. 15519 of July 27, 2006.
Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 42, as required by CONSOB Communication DEM/6064293 of July 28, 2006.

(2) The reasons for the restatement of the comparative figures are given in the section entitled "Other Information" and "Consolidation policies and procedures".

Millions of euro	Notes	01 01 2008 06 30 2008	01 01 2007 06 30 2007 *Restated*	01 01 2007 12 31 2007 *Restated*
Income tax expense	37	131	45	52
Net profit of continuing operations, net of tax		162	158	369
Net result from non-current assets held for sale	38		(1)	(1)
NET PROFIT		162	157	368
Minority interests		(3)	(41)	(76)
GROUP NET PROFIT FOR THE PERIOD	39	159	116	292
Earnings per share (in euro):				
- basic		0.0513	0.0649	0.1638
- basic, from continuing operations		0.0513	0.0656	0.1644
- diluted		0.0513	0.0643	0.1628
- diluted, from continuing operations		0.0513	0.0650	0.1634

Consolidated cash flows statement

Millions of euro	Notes	01 01 2008 06 30 2008	12 31 2007 *Restated*	06 30 2007 *Restated*
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR/PERIOD	**11**	**187**	**88**	**88**
Operating activities				
Net result pertaining to the Group	39	159	292	116
Net result pertaining to minority interests	39	3	76	41
Non-monetary flows:				
Depreciation of property, plant and equipment	32	142	144	64
Amortisation of intangible assets	32	8	6	3
Change in provisions for employee benefits	20. 21	142	3	22
Change in working capital:				
Change in trade receivables and other short-term receivables		396	(274)	53
Change in inventories of materials	6	(38)	2	(5)
Change in trade payables and other short-term payables		(249)	51	233
Change in assets/liabilities to related parties		(90)	13	(4)
Change in assets/liabilities held for sale	12. 26	1	4	
Net cash flows from operating activities		**474**	**317**	**523**
Investing activities				
Net capital expenditure		(166)	(158)	(52)
Capital expenditure, net in intangible assets		(95)	(199)	(187)
Change in investments		(110)	(247)	(142)
Change in investments held for sale		32		
Purchase of treasury shares	14	(43)	(39)	(22)
Net cash flows absorbed by investment activities		**(382)**	**(643)**	**(403)**
FREE CASH FLOW		**92**	**(326)**	**120**

Millions of euro	Notes	01 01 2008 06 30 2008	12 31 2007 *Restated*	06 30 2007 *Restated*
Financing activities				
Change in financial assets		(18)	(1)	(7)
Change in financial liabilities		(11)	334	76
Change in equity pertaining to minority interests	17	25	(96)	(96)
Changes in equity pertaining to the Group	13.15	107	158	49
Dividends paid		(299)	(125)	(125)
Net cash flows absorbed by financing activities		**(196)**	**270**	**(103)**
CHANGE IN CASH AND CASH EQUIVALENTS		**(104)**	**(56)**	**17**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR/PERIOD	11	**83**	**32**	**105**

Statement of changes in Group shareholders' equity

Description *Millions of euro*	**Share capital** **Note 13**	**Treasury shares** **Note 14**	
Equity at December 31, 2006 Restated	**936**	**(25)**	
Changes in the first half of 2007:			
Allocation of 2006 net profit			
Distribution of dividends			
IAS 32 and 39 reserves			
Put option on Ecodeco and Fertilvita quotas			
Put option on Delmi S.p.A. shares			
Other changes		(22)	
Result from January 01, 2007 to June 30, 2007			
Equity at June 30, 2007 Restated	**936**	**(47)**	
IAS 32 and 39 reserves			
Put option on Delmi S.p.A. shares			
Other changes		(17)	
Result from July 1, 2007 to December 31, 2007			
Equity at December 31, 2007 Restated	**936**	**(64)**	
Changes in the first half of 2008			
Allocation of 2007 net profit			
Distribution of dividends			
Effects of the Merger on the balance sheet	693		
IAS 32 and 39 reserves			
Put option on Delmi S.p.A. shares			
Put option on Abruzzo Energia S.p.A. shares			
Other changes		(43)	
Net profit for the year pertaining to the Group and minority interests			
Equity at June 30, 2008	**1,629**	**(107)**	

Reserves Note 15	Net profit for the period/ of the Group Note 16	Total Equity pertaining to the Group	Minority interests Note 17	Total net equity
767	**295**	**1,973**	**815**	**2,788**
295	(295)			
(125)		(125)		(125)
56		56		56
			(93)	(93)
(21)		(21)		(21)
15		(7)	4	(3)
	116	116	34	150
987	**116**	**1,992**	**760**	**2,752**
96		96		96
67		67	46	113
(54)		(71)	(53)	(124)
	176	176	41	217
1,096	**292**	**2,260**	**794**	**3,054**
292	(292)			
(299)		(299)		(299)
927		1,620	31	1,651
79		79		79
23		23	47	70
(3)		(3)	(5)	(8)
9		(34)	(17)	(51)
	159	159	3	162
2,124	**159**	**3,805**	**853**	**4,658**

Consolidated balance sheet

pursuant to CONSOB Resolution no. 15519 of July 27, 2006

Assets

Millions of euro	Consolidated financial statements at 06 30 2008	of which Related parties (note 41)	Consolidated financial statements at 12 31 2007 *Restated*	of which Related parties (note 41)	Consolidated financial statements at 06 30 2007 *Restated*	of which Related parties (note 41)
NON-CURRENT ASSETS						
Property, plant and equipment	3,904		2,083		2,056	
Intangible assets	626		360		350	
Investments valued at equity	2,577	2,557	2,501	2,501	2,487	2,487
Other non-current financial assets	669	26	516	1	426	1
Deferred tax assets	305		197		171	
Other non-current assets	44		27		38	
Total non-current assets	**8,125**		**5,684**		**5,528**	
CURRENT ASSETS						
Inventories	213		24		32	
Trade receivables	1,451	174	902	63	659	48
Other current assets	277		178		144	
Current financial assets	6	5	-	-	-	-
Current tax assets	9		19		5	
Cash and cash equivalents	83		32		105	
Total current assets	**2,039**		**1,155**		**945**	
NON-CURRENT ASSETS HELD FOR SALE	**696**	**689**	**4**		**8**	
TOTAL ASSETS	**10,860**		**6,843**		**6,481**	

Equity and liabilities

Millions of euro	Consolidated financial statements at 06 30 2008	of which Related parties (note 41)	Consolidated financial statements at 12 31 2007 *Restated*	of which Related parties (note 41)	Consolidated financial statements at 06 30 2007 *Restated*	of which Related parties (note 41)
EQUITY						
Share capital	1,629		936		936	
(Treasury shares)	(107)		(64)		(47)	
Reserves	2,124		1,096		987	
Net profit for the year	-		292		-	
Net profit for the period	159		-		116	
Equity pertaining to the Group	**3,805**		**2,260**		**1,992**	
Minority interests	853		794		760	
Total equity	**4,658**		**3,054**		**2,752**	
LIABILITIES						
Non-current liabilities						
Non-current financial liabilities	3,164	1	1,723	-	1,343	-
Deferred tax liabilities	354		173		199	
Employee benefits	271		154		157	
Provisions for risks, charges and liabilities for landfills	405		169		158	
Other non-current liabilities	217		256		249	
Total non-current liabilities	**4,411**		**2,475**		**2,106**	
Current liabilities						
Trade payables	965	75	631	102	437	3
Other current liabilities	472		238		618	
Current financial liabilities	292	-	430	17	552	12
Tax liabilities	53		11		8	
Total current liabilities	**1,782**		**1,310**		**1,615**	
Total liabilities	**6,193**		**3,785**		**3,721**	
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**9**		**4**		**8**	
TOTAL EQUITY AND LIABILITIES	**10,860**		**6,843**		**6,481**	

Consolidated income statement

pursuant to CONSOB Resolution no. 15519 of July 27, 2006

Millions of euro	01 01 2008 06 30 2008	of which Related Parties (note 41)	01 01 2007 06 30 2007 *Restated*	of which Related Parties (note 41)	01 01 2007 12 31 2007 *Restated*	of which Related Parties (note 41)
Revenues						
Revenues from the sale of goods and services	2,899	143	1,264	21	2,771	45
Other operating income	89	1	25	1	43	4
Total revenues	**2,988**		**1,289**		**2,814**	
Operating costs						
Costs for raw materials and services	2,089	102	876	268	1,946	560
Other operating costs	143	63	97	62	185	124
Total operating costs	**2,232**		**973**		**2,131**	
Labour costs	**229**		**73**		**144**	
Gross profit from operations	**527**		**243**		**539**	
Depreciation, amortisation, provisions and writedowns	176		79		179	
Profit from operations	351		164		360	
Financial costs						
Financial income	32		24	1	25	1
Financial charges	107		57	1	113	1
Share of results of associates deriving from valuation according to the equity method	4	4	75	75	152	152
Total financial costs	(71)		42		64	
Other non-operating profits	13		-		-	
Other non-operating costs	-		(3)		(3)	
Profit before tax	293		203		421	

Millions of euro	01 01 2008 06 30 2008	of which Related Parties (note 41)	01 01 2007 06 30 2007 *Restated*	of which Related Parties (note 41)	01 01 2007 12 31 2007 *Restated*	of which Related Parties (note 41)
Income tax expense	131		45		52	
Net profit of continuing operations, net of tax	162		158		369	
Net result from non-current assets held for sale			(1)		(1)	
NET PROFIT	162		157		368	
Minority interests	(3)		(41)		(76)	
GROUP NET PROFIT FOR THE PERIOD	159		116		292	

03

Notes to the consolidated condensed interim financial statements

General information on A2A S.p.A.

A2A S.p.A. is a company incorporated under Italian law. A2A S.p.A. and its subsidiaries ("the Group") operate essentially in Italy.

A2A S.p.A. was born as a result of the merger between three long-standing entities: AEM S.p.A., AMSA Holding S.p.A. and ASM Brescia S.p.A.. On December 24, 2007, at the end of an aggregation process made up of various stages (1), the merger deeds were signed, after which, from January 1, 2008, AMSA Holding S.p.A. (2) ("AMSA") and together with ASM Brescia S.p.A. was absorbed by AEM S.p.A. ("AEM"), after which AEM S.p.A. changed its name to A2A S.p.A..

As a result, the share capital of AEM S.p.A. (now A2A S.p.A.) increased from 936,024,648 euro to 1,629,110,744.04 euro.

From February 22, 2008 the registered office of A2A S.p.A. was transferred to Brescia, Italy, in Via Lamarmora 230.

(1) Merger negotiations between ASM S.p.A. and AEM S.p.A. began in July 2006.
On December 18, 2006 the two Boards of Directors approved the Business Plan for the merger.
On June 4, 2007 the Boards of Directors of ASM, AEM and AMSA approved a framework agreement regarding the structure and principal terms of the operation; on the same day, the Municipality of Brescia and the Municipality of Milan signed an agreement that laid down the guidelines for merging the two companies.
On June 25, 2007 the Merger Plan was signed by the Boards of Directors of ASM, AEM and AMSA.
On June 27, 2007 the operation was approved by Brescia City Council; it was then approved by Milan City Council on July 23, 2007.
On September 21, 2007 the experts appointed by the Milan Court expressed their opinion on the reasonableness of the share exchange ratio (1 ASM share = 1.60 AEM shares).
On October 22, 2007 the merger plan was definitively approved by the Extraordinary Shareholders' Meetings of ASM and AEM; the Ordinary Shareholders' Meeting of ASM also approved the distribution of an extraordinary dividend of 0.11 euro per share to its own shareholders.

(2) In preparation for its merger, AMSA S.p.A.:
(a) spun off to Milano Immobili e Reti S.r.l., which is wholly owned by the Municipality of Milan, the so-called "non-duplicatable" assets used in running the waste collection and street sweeping services;
(b) contributed to a wholly owned newco (AMSA S.r.l., now AMSA S.p.A.) all of the assets and liabilities and all of its juridical relations other than the "non-duplicatable" assets transferred to Milano Immobili e Reti S.r.l.;
(c) changed its name to AMSA Holding S.p.A..

The A2A S.p.A. Group mainly operates in the following sectors:

- the production, sale and distribution of electricity;
- sale and distribution of gas;
- the production, distribution and sale of heat through district heating networks;
- waste cycle management;
- integrated water cycle management.

The strategic value of the aggregation

These mergers that involved the A2A Group form part of the evolution of Italian local utilities, which as they open up to more competition have initiated a process of consolidation that is leading to the formation of a limited number of larger operators, even if they still have strong local roots. In this context, AEM, ASM and AMSA have agreed on the industrial importance of the project, which is designed to (i) achieve a suitable size to compete with other national and foreign operators, (ii) reinforce upstream and downstream integration in the value chain of their core activities, (iii) raise negotiating potential in deregulated markets, (iv) take advantage of opportunities deriving from economies of scale and cost/investment synergies with a view to improving the quality of the services offered and (v) strengthen the territorial roots of the new company, which operates not only in Milan, Brescia and Bergamo, but also in numerous other cities in Lombardy and Emilia, continuing to provide important services to their citizens, who are A2A's customers.

In particular, the creation of A2A will make it possible to (i) reinforce the promotion of energy savings and sustainable development initiatives using innovative technologies and suitable management and industrial policies, such as producing energy from renewable sources, and (ii) create additional value in businesses such as gas, electricity, environmental services (e.g. waste incineration, treatment and disposal) and energy services for the territory (such as district heating and energy management).

Having created a major operator to act as a self-sufficient and completely integrated national leader in the energy and environmental sector, it will take on the role of an aggregating hub that can attract other local operators in neighbouring geographical areas that are complementary in terms of their customer base. Small and medium-sized utilities are going to have to raise their efficiency in a market that is experiencing growing competition and a potential compression of operating margins. This gives them good reason to combine with A2A so as to guarantee sustainable development of their own territory, as the new Group will be able to provide them with a combination of a leadership position (with all the advantages of size) and easier access to energy procurement sources.

A2A wants to create value for its shareholders by exploiting the advantages and benefits that will derive from achieving a large enough size to compete successfully in the rapidly deregulating local public services market from the complementary nature of the business areas, which makes it possible to integrate the value chain upstream and downstream, and from the geographical vicinity of the areas in which they operate.

Synergies are expected to arise in this situation from the optimisation of the current industrial processes, such as: management of the energy portfolio, standardisation of the main operating activities (e.g. centralised purchases) and the unification of common activities (e.g. staff functions, technical services and coordination). Synergies are also expected to come from projects of strategic development in activities with a higher potential for value creation, such as: the energy market (gas and electricity), the environmental services business (WTE - waste-to-energy, waste treatment/disposal), energy services for the territory (district heating, local energy services) and producing energy from renewable sources.

The accounting effects of the AEM/AMSA and AEM/ASM mergers

Aem/Amsa

Note that prior to the merger between AMSA Holding S.p.A. and AEM S.p.A., AEM was held 42.267% by the Municipality of Milan.
However, because of certain clauses in AEM's articles of association, the Municipality of Milan had control of it; the Municipality of Milan also held 100% of AMSA Holding S.p.A..

In light of the above, the AEM/AMSA merger has been treated by IFRS as an operation "under common control", i.e. as an operation carried out by two entities that are subject to the control of the same entity (the Municipality of Milan). Such operations are not expressly regulated by IFRS 3, which explains the method to be used to account for business combinations, nor by other IAS/IFRS. In the absence of a specific accounting principle to refer to, A2A followed IAS 8 and adopted as the accounting treatment for booking such operations that of booking the entities acquired to the consolidated balance sheet on the basis of the accounting balances shown in the financial statements prior to the operation, in other words, ensuring "continuity of values".

Aem/Asm

As regards the method of accounting used for the AEM/ASM merger, the following points should be taken into consideration:

- prior to the merger with AEM, ASM was held 69.2% by the Municipality of Brescia;
- on October 5, 2007, the Municipalities of Brescia and Milan stipulated a shareholder agreement to regulate the ownership structure and governance of A2A, giving rise to joint control by the Municipalities over A2A by means of a dualistic system of administration and control.

So whatever the legal structure adopted, the operation results in a joint venture under the joint control of the Municipality of Brescia and the Municipality of Milan.

International Financial Reporting Standards (IAS/IFRS) do not state specifically how joint ventures are meant to account for assets and liabilities over which the venturers acquire joint control. International practice has developed two alternative approaches to such operations: either "continuity of values", which says that the assets and liabilities of the joint venture should be shown on the basis of the values shown in the financial statements prior to the JV deal; or "fresh start accounting", which likens the operation to an acquisition, which means accounting for all balance sheet items at their fair value). In this particular case, it is felt that the most suitable method of accounting to represent the effects of the operation in question is "continuity of values": in fact, the assets and liabilities continue to be under the control — albeit joint control — of the Municipality of Brescia and the Municipality of Milan.

The effects of these mergers on the balance sheet figures at January 1, 2008 are summarised in a schedule in note 42.

Consolidated condensed interim financial statements

The consolidated condensed interim financial statements of the A2A Group at June 30, 2008 are expressed in millions of euro, which is also the currency of the economies in which the Group operates.

The consolidated condensed interim financial statements of the A2A Group at June 30, 2008, have been prepared:

- in compliance with Decree 58/1998 (article 154 ter) and subsequent amendments, and with the Issuers' Regulations published by CONSOB;
- in accordance with the International Financial Reporting Standards (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and approved by the European Union.

The consolidated condensed interim financial statements have been prepared applying the same principles adopted for the consolidated financial statements at December 31, 2007, to which you should refer, with the only exception of the change in accounting policy relating to investments in joint ventures which, from January 1, 2008, are consolidated under the equity method, having previously been consolidated on a proportional basis.
In addition, from January 1, 2008 the Group adopted for the first time the principles and interpretations explained in detail in the paragraph entitled "Changes in accounting standards and accounting policies".

The effects of this restatement are shown in "Other information".

These consolidated condensed interim financial statements at June 30, 2008, which have been subjected to a limited audit, were approved by the Management Board on August 6, 2008, authorising their publication.

Financial statements

For the balance sheet, the A2A Group has adopted a format which separates current and non-current assets and liabilities according to para. 51 et seq. of IAS 1.

The income statement is presented by nature, a format that is considered more representative than the so-called "presentation by destination". This is the same format as the one used by A2A's major competitors, which is in line with international practice. The results of normal operations are shown in the income statement separately from income or costs deriving from non-recurring transactions that form part of the business's normal operations, such as gains or losses on the sale of investments and other non-recurring income or charges; this makes it easier to measure the effective results of normal operating activities.

The statement of cash flows is prepared according to the indirect method, as allowed by IAS 7.

The statement of changes in equity as been prepared in accordance with IAS 1.

The accounting schedules included in the consolidated condensed interim financial statements are in the same format as those used in the consolidated financial statements at December 31, 2007, except for the items relating to "Derivatives", which have been included in "Other assets" and "Other liabilities", "Goodwill", which has been included in "Intangible assets" and "Liabilities for landfills" which have been included in "Provisions for risks, charges and liabilities for landfills".

Note that the accounting schedules used at December 31, 2007 were adjusted compared with those used previously (i.e. also at June 30, 2007) to bring them into line with those presented by the companies involved in the merger (ASM Brescia S.p.A. and AMSA S.p.A.).
"Other information" includes reconciliations between the format used at June 30, 2007 and the one used at June 30, 2008.

Basis of preparation

The consolidated condensed interim financial statements at June 30, 2008 have been prepared on a historical cost basis, with the exception of those items which, in accordance with IFRS, have to or can be measured at fair value, as explained in the accounting policies contained in the consolidated financial statements of AEM S.p.A. (now A2A S.p.A.) at December 31, 2007, to which reference should be made.

Changes in accounting standards and accounting policies

The accounting principles adopted during the first six months of 2008 are the same as those used the previous year, with the exception of the method of consolidating investments in joint ventures compared with December 31, 2007 (3).

Note that the following interpretations published in the Official Journal of the European Union (OJEU) have not been applied in advance as they are applicable from the next financial period.

- IFRS 8 "Operating segments" applicable from January 1, 2009, will replace IAS 14 "Reporting financial information by segment"; compared with the current situation, the required disclosure is to be integrated by an analysis of products and services and major customers.

The following standards and interpretations have not been applied as they are still to be approved by the European Union:

- IFRIC 12 "Service Concession Arrangements" (applicable from January 1, 2008;
- IFRIC 13 "Customer loyalty programmes", applicable from January 1, 2009;
- IFRIC 14 and IAS 19 — "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction", applicable from January 1, 2008.
- IFRIC 15 "Agreements for the Construction of Real Estate", applicable from January 1, 2009;
- IFRIC 16 (issued on July 3, 2008) "Hedges of a Net Investment in a Foreign Operation", applicable from January 1, 2009, which eliminated the possibility of using hedge accounting for transactions designed to hedge exchange differences between the functional currency of the foreign investee enterprise and the presentation currency used in the consolidated financial statements. Moreover, in the case of transactions to hedge an investment in a foreign investee enterprise, the hedging instrument can be held by any company in the group and, in the event that the investment is sold, IAS 21 "The Effects of Changes in Foreign Exchange Rates" has to be applied to determine the value to be reclassified from equity to the income statement;

(3) See the section entitled "Change in the method of consolidation for investments under joint control (joint ventures)".

- IAS 1 Revised "Presentation of Financial Statements", applicable from January 1, 2009. According to the revised version all the changes generated by transactions with shareholders have to be shown in the statement of changes in equity. All transactions with third parties ("comprehensive income") have to be shown in a single schedule of comprehensive income or in two separate schedules (income statement and statement of comprehensive income). In any case, changes generated by transactions with third parties must not be shown in the statement of changes in equity;
- IFRS 3 Revised "Business Combinations". The main changes relate to:
  (i) elimination of the obligation to measure the subsidiary's individual assets and liabilities at fair value in the event of a step acquisition of subsidiaries. In such cases, goodwill will be determined as the difference between the value of the investments immediately prior to the acquisition, the consideration paid and the value of the net assets acquired;
  (ii) if the company does not buy 100% of the investment, the portion of equity belonging to minority interests can be measured either at fair value, or by using the method previously recommended by IFRS 3;
  (iii) booking to the income statement all of the costs relating to the business combination and recognition of liabilities for contingent consideration payments at the acquisition date. The revised standard is applicable prospectively from January 1, 2010.
- IAS 23 Revised "Financial charges": obligatory capitalisation of financial charges incurred for assets that need a certain period of time before they are ready for use or for sale, applicable from January 1, 2009;
- IAS 27 Revised "Consolidated and Separate Financial Statements", according to which changes in the percentage interest that do not involve a loss of control have to be treated as an equity transaction, which means that the contra-entry has to be booked to equity. Moreover, the revised standard lays down that when control over a subsidiary is ceded, but the company still maintains an interest in it, the investment has to be measured at fair value, booking any gains or losses that arise when control is lost to the income statement;
- Amendment to IFRS 2 "Vesting Conditions and Cancellations", at present not applicable to the A2A Group;
- Amendment to IAS 32 "Financial Instruments: Presentation" and to IAS 1 "Presentation of Financial Statements — Puttable Financial Instruments and Obligations Arising on Liquidation". In particular, the standard requires companies to classify puttable financial instruments and financial instruments that oblige the company to deliver part of the company's shares to a third party as equity instruments.
- On May 22, 2008 the IASB issued a series of updates to IFRS which affected IFRS 5, IAS 1, IAS 16, IAS 19, IAS 20, IAS 23, IAS 28, IAS 29, IAS 36, IAS 38, IAS 39 and IAS 40. These updates still have to be approved by the EU.

Scope of consolidation

The consolidated condensed interim financial statements of the A2A Group include the financial statements of the parent company A2A S.p.A. and those of its subsidiaries in which A2A S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings. Also consolidated, under the equity method [4], are those companies in which the parent company has joint control with other shareholders (joint ventures) and those over which it exercises a considerable influence (associates).

Change in the method of consolidation for investments under joint control (joint ventures)

In order to increase the clarity and transparency of its consolidated figures and bearing in mind the requests by the financial market for information that focuses above all on the businesses managed directly and autonomously by the A2A Group, from January 1, 2008, following the merger of AMSA and ASM Brescia with AEM, it was thought best to change the method previously used by the AEM Group for consolidating joint ventures.
Therefore, starting from January 1, 2008, the joint ventures Transalpina di Energia S.r.l., Ergon Energy S.r.l., Gesi S.r.l., Metamer S.r.l., SED S.r.l., Bergamo Pulita S.r.l., Bellisolina S.r.l., Biotecnica S.r.l., as well as Edipower S.p.A.) are no longer proportionally consolidated, but valued under the equity method.

These consolidated condensed interim financial statements also reflect this change in the method of consolidating joint ventures.

In line with this decision, the prior year figures presented for comparison purposes have also been restated. The effects of this restatement are shown in detail in the section of this document entitled "Other information".
It is also worth pointing out that this change in accounting policy is very probably only an anticipation of the effects that will in any case come about if the proposed changes to IAS 31

(4) See the section entitled "Change in the method of consolidation for investments under joint control (joint ventures)".

contained in IASB Exposure Draft 9 ("Joint Arrangements") are approved without any important amendments.

In fact, in the case of joint ventures, as part of a wider project to converge with U.S. Generally Accepted Accounting Principles (US GAAP), this Exposure Draft provides for, among other things, the elimination of the choice between proportional consolidation and valuation under the equity method, opting for obligatory application of the latter.

Changes in the scope of consolidation

- As a result of the merger of AMSA Holding S.p.A. and ASM Brescia S.p.A. with AEM S.p.A. on December 24, 2007 with effect from January 1, 2008, the scope of consolidation has grown significantly, as it now includes the AMSA and ASM groups. The income statement figures at June 30, 2008 are therefore not comparable with those at June 30, 2007 and December 31, 2007.
- As a result of the merger with ASM S.p.A., from January 1, 2008 A2A S.p.A. holds 70% of Plurigas S.p.A., whereas previously AEM S.p.A. held 40% of its share capital and ASM Brescia S.p.A. 30%. Based on the current shareholder agreements and the articles of association of Plurigas S.p.A., A2A has consolidated its balance sheet, income statement and financial position on a line-by-line basis, showing 30% of the result and of equity as pertaining to minority interests. Because of the above, the 40% investment in Plurigas S.p.A. has been consolidated under the equity method in the restated figures at June 30, 2007.
- A2A S.p.A. exercised its call options for the Edipower S.p.A. shares representing 4% of the share capital. The transfer of the first 2% of the shares occurred on July 31, 2007. A further 2% of Edipower was purchased in January 2008 (see "Significant events during the period"), so this investment has now gone up from 18 to 20%. These transactions did not have any effect on the scope of consolidation as Edipower was already consolidated 20%.

The investment in ACSM S.p.A. is also consolidated at equity. Given the lack of up-to-date figures at June 30, 2008, the consolidation includes the half-yearly figures for the period from September 30, 2007 to March 31, 2008, a delay of one quarter which is permitted by IAS 27 paragraph 27.

Moreover, as regards the investment in Endesa Italia S.p.A. (now E.ON production), following this transaction and as explained in greater detail in note 12 to the balance sheet, IAS 28, para. 13 a) and IFRS 5 were applied, which involved interrupting the consolidation of this investment at equity and reclassifying it to "Non-current assets held for sale".

Consolidation policies and procedures

Consolidation policies

Subsidiaries

The scope of consolidation of the A2A Group comprises the parent company A2A S.p.A. and the companies over which it exercises direct or indirect control. The subsidiaries are consolidated from the date on which the Group effectively acquires control and are no longer consolidated from the date on which control is transferred to a company outside of the Group.

Associates and Joint Ventures

Investments in associates, in other words those in which the A2A Group holds a significant interest and is able to exercise a considerable influence, and those over which A2A has joint control together with other shareholders, are valued under the equity method (5). Gains or losses pertaining to the Group are recognised in the consolidated financial statements from the date on which the Group began to have a significant influence over the company.

In the event that the loss pertaining to the Group exceeds the book value of the investment, the book value is cancelled and any excess loss is provided for to the extent that the Group has legal or implicit obligations towards the associate to cover its losses or, in any case, to make payments on its behalf.

Potential voting rights

If the A2A Group holds call options to buy shares or other instruments representing capital that are convertible into ordinary shares, or other instruments that have the potential, if

(5) See the section above entitled "Change in the method of consolidation for investments under joint control (joint ventures).

exercised or converted, to give the Group voting rights or reduce the voting rights of third parties ("potential voting rights"), such potential voting rights have to be taken into consideration when assessing whether or not the Group has the power to govern or influence the other company's financial and operating policies.

Consolidation procedures

General procedure

The financial statements of the subsidiaries, associates and joint ventures consolidated by the A2A Group have been prepared at each period-end using the same accounting principles as the parent company. Any items valued on alternative bases are adjusted during the consolidation process to bring them into line with Group accounting principles. All intercompany balances and transactions, including any unrealised profits deriving from transactions between Group companies, are eliminated completely.

Unrealised gains and losses with associates and joint ventures are eliminated for the portion pertaining to the Group. Unrealised losses are eliminated, unless they represent a loss in the value of assets that have been sold.

In preparing the consolidated financial statements, the assets, liabilities, costs and revenues of the companies being consolidated are included in their entirety on a line-by-line basis, showing the portion of equity and net profit for the period pertaining to minority interests separately in the balance sheet and income statement.

The book value of the investment in each of the subsidiaries is eliminated against the corresponding share of each subsidiary's net equity, including any adjustments to fair value at the date of acquisition; any difference has to be treated in accordance with IFRS 3.

Consolidation procedure of assets and liabilities held for sale (IFRS 5)

Only in the case of particularly large figures and exclusively in connection with non-current assets and liabilities held for sale, in accordance with the requirements of IFRS 5, the related intercompany financial receivables and payables are not eliminated, so as to show clearly the financial impact in the event of their disposal.

Effects on consolidation procedures of certain contracts concerning shares/quotas of Group companies

a) Option contracts between AEM S.p.A. (now A2A S.p.A.) and Dolomiti Energia S.p.A. and between AEM S.p.A. (now A2A S.p.A.) and Società Elettrica Altoatesina SEL S.p.A. for part of their investment in Delmi S.p.A.

AEM S.p.A. (now A2A S.p.A.) signed separate option contracts with Dolomiti Energia S.p.A. (DE) and Società Elettrica Altoatesina SEL S.p.A. (SEL) for part of the Delmi S.p.A. shares that they held.

The DE options, which in total gave Dolomiti Energy S.p.A. the right to sell 5% of the shares in Delmi S.p.A. (50% of DE's investment in Delmi S.p.A.) to A2A S.p.A., have expired: the first option, for 2.5% of Delmi S.p.A., expired on July 1, 2007; the second, also for 2.5% of Delmi S.p.A., was cancelled as a result of the sale on May 29, 2008, to Dolomiti Energy S.p.A. of 51% of Dolomiti Edison Energy, a joint venture between Dolomiti Energy and Edison, to which Edison had transferred its three hydroelectric power stations (Taio-Santa Giustina, Mezzocorona/Mollaro and Pozzolago) in the Province of Trento at the beginning of May.

Under the option contract between A2A and SEL, SEL will have the right to sell to A2A and A2A will have the right to purchase from SEL two lots of Delmi shares, equal to 50% and 35% respectively of SEL's investment in Delmi (currently 10%).
The strike price of these options will be calculated for each lot based on various formulas that take into account SEL's initial investment and/or the value of Edison's shares at the time the options are exercised, depending in the case of SEL's put options, among other things, on whether SEL - at the time of exercising the option - has or has not become the owner of some of Edison's hydroelectric power plants located in the Province of Bolzano.
SEL's put options and A2A's call options to buy from SEL, if exercised, can be executed in various stages between the third anniversary and the six months following the sixth anniversary of TdE's purchase of the Shares and Warrants held by IEB (concluded on September 16, 2005).

In line with paragraph 23 of IAS 32, the Group has booked to liabilities the present value of the estimated outlay which it will not be able to avoid if it exercises these options.

Changes in the present value of this liability caused by the passing of time are considered as financial charges and booked to income.

There is still some uncertainty in international accounting standards as to how to treat the difference between the present value of the strike price of the put options and the book value of the minority interests. In the absence of an interpretation of this question by the IFRIC, the Group has decided to show the difference as a reduction of equity pertaining to the Group (if positive) or as an increase in equity pertaining to the Group (if negative) as an alternative to adjusting goodwill.

This is in line with previous decisions taken by the Group. It means that changes in the liability that do not depend on time are adjusted on Group equity.

If the options expire without them being exercised, the liability will be reclassified to equity, reinstating the minority interests.

The consolidated condensed interim financial statements at June 30, 2008 shows a payable to third parties for the possible exercise of the put options on Delmi S.p.A.'s shares, for 160 million euro (226 million euro at December 31, 2007 and 264 million euro at June 30, 2007), a reduction in equity pertaining to minority interests of 156 million euro (203 million euro at December 31, 2007 and 249 million euro at June 30, 2007), a positive change in Group equity of 13 million euro (negative for 10 million euro at December 31, 2007 and negative for 4 million euro at June 30, 2007) and a financial expense of 3 million euro in line with the amount at June 30, 2007 (7 million euro at December 31, 2007 and 4 million euro at June 30, 2007).
Bear in mind that these figures have changed significantly compared with June 30, 2007 and December 31, 2007 as both the first and the second DE option can no longer be exercised, as explained above.

The share of Delmi's result remains 51% as the above options do not currently give A2A access to the economic benefits associated with the shares under option.

b) Options on the shares of Ecodeco S.r.l.

On April 22, 2005, AEM S.p.A. (now A2A S.p.A.) acquired 30% of the share capital and voting rights of Ecodeco S.r.l..

Under the agreements made at that time, AEM S.p.A. (now A2A S.p.A.) has a call option, which gives it the right, but not the obligation, to buy the other 70% of the share capital and voting rights of Ecodeco S.r.l. from April 2006, at a price depending on economic and financial ratios based on the consolidated financial statements of the Ecodeco Group.

Based on these agreements, the call option could not be exercised during the first quarter of 2006, so up until March 31, 2006 the investment in Ecodeco S.r.l. was consolidated at equity.

At the end of May 2007, AEM S.p.A. (now A2A S.p.A.) communicated to the shareholders of Ecodeco S.r.l. its intention to exercise the call option to buy 70% of Ecodeco S.r.l., also communicating a provisional strike price that will be subject to an adjustment in the coming months once the gross operating profit for the whole of 2007 is known, together with the other adjustments envisaged in the contract.

Subsequently, A2A and the other shareholder of Ecodeco agreed that, as a result of exercising the call option, A2A would purchase a 64% interest in Ecodeco, with the residual 6% being subject to a call option for A2A to buy or a put option for the other shareholder of Ecodeco to sell.

The purpose of this was to give A2A the chance to claim off the amount to be paid for the residual 6% of Ecodeco in the event of an adjustment that reduced the provisional strike price.

On July 24, 2007, following the exercise of the call option for Ecodeco S.r.l., A2A S.p.A. acquired 64% of Ecodeco S.r.l. for Euro 223.6 million euro.

As a result of this purchase, A2A S.p.A. holds 94% of Ecodeco S.r.l. The other 6% of Ecodeco S.r.l. is the object of a call and put option, respectively in favour of and to be borne by A2A S.p.A., which can be exercised by the end of 2008 at the same conditions and a pre-established price not subject to changes.
On the purchase of 64%, there is also provision for the price to be adjusted (up or down) based on 50% of any change in the 2007 gross operating profit compared with what it was in 2006 (both calculated according to Italian GAAP and subject to certain adjustments), to which the contractual multiple of 6.8 will be applied.

The total outlay ("Total Price") for the purchase of 70% of Ecodeco S.r.l. amounts to the sum of the following components:
(i) the price for 64% of Ecodeco, 223.6 million euro, which was paid on July 24, 2007;
(ii) the price for the additional 6%, 20.9 million euro, and
(iii) an estimate of the possible adjustment on the purchase of the 64% mentioned in point (i), and the 6% mentioned in point (ii), quantified temporarily at around 29 million and 2 million euro, respectively.

The estimate mentioned in point (iii) was calculated on the basis of forecast closing figures for 2007. The price adjustment is expected to be agreed definitively with the counterparty during the first ten days of August.

The percentage participation in the result of Ecodeco S.r.l. at June 30, 2008 remains 100% as the call/put options on 6% of the Ecodeco's share capital allow A2A to have access to the economic benefits associated with the shares involved in the options.

In light of the above, the A2A Group booked in its consolidated financial statements an amount of goodwill equal to the difference between the Total Price as defined above and 70% of the net equity of the Ecodeco Group at June 30, 2007, booking the payable to third parties for the amounts mentioned in points (ii) and (iii) above.

Note that for the period January 1 to June 30, 2007 the income statement of the A2A Group treated 70% of the Ecodeco Group's results as net profit pertaining to minority interests.

So given an investment of 94% in the Ecodeco Group at June 30, 2008 and line-by-line consolidation of 100% of the Group, from July 1, 2007 the consolidated income statement of the A2A Group has considered the entire result and equity of the Ecodeco Group as pertaining to the A2A Group.

c) Option on the shares of Fertilvita (subsidiary of Ecodeco S.r.l.)

As a result of AEM's (now A2A S.p.A.) decision to exercise its options for 70% of Ecodeco S.r.l., the minority shareholders of Fertilvita S.r.l. also gained the right to sell their 4.16% interest to Ecodeco S.r.l..

Therefore on July 24, 2007 Ecodeco S.r.l. purchased 4.16% of the share capital of Fertilvita S.r.l..

The total outlay ("Fertilvita Total Price") for the purchase of 4.16% of Fertilvita S.r.l. is equal to the sum of the following components:

(i) the price for 4.16% of Fertilvita, 9 million euro, which was paid on July 24, 2007, and
(ii) an estimate of the possible price adjustment, quantified temporarily at 1 million euro.

The estimate mentioned in point (ii) was calculated on the basis of forecast closing figures for 2007. The price adjustment is expected to be agreed definitively with the counterparty during the first ten days of August.

The A2A Group has booked in the consolidated financial statements an amount of goodwill equal to the difference between the Fertilvita Total Price and 4.16% of its net equity at June 30, 2007 and the amount payable for the estimated adjustment mentioned in point (ii), which is consolidated 100% by Ecodeco.

The income statement result of Fertilvita from July 1, 2007 was entirely attributable to the Ecodeco Group, whereas up until June 30, 2007 4.16% was accounted for as "net profit pertaining to minority interests".

d) Call/put options on the shares held by certain minority shareholders of AbruzzoEnergia S.p.A.

A2A currently holds 89.8% of AbruzzoEnergia S.p.A., whose main asset is the thermoelectric plant at Gissi, in Abruzzo.

In addition, A2A S.p.A. holds two call options and two minority shareholders each hold a put option for a total of 5.15% of the share capital of AbruzzoEnergia S.p.A. (currently 130 million euro, of which 101 million has been paid in).
Only the call options can be exercised at present at a price of around 8 million euro which has already been defined, whereas the put options can now be exercised, at a price that is marginally lower than that of the call option, starting from the moment when both of the units at the Gissi power plant began operating in parallel, which took place during the half-year.

The consolidated condensed interim financial statements therefore reflect the following situations:

- call options on shares held by minority shareholders, accounted for in accordance with IAS 27 paragraphs 14, 15 and 23 on potential voting rights,
- put options on shares held by minority shareholders, in this case accounted for in accordance with IAS 32 paragraph 23,
- options with various strike prices,
- call options that can currently be exercised and put options that are able to be exercised now that certain technical production conditions were fulfilled during the period.

IAS 27 paragraph 14 requires companies to take account of potential voting rights when assessing whether a shareholder has the power to govern the company's operating and financial decisions. In the case in question, A2A S.p.A. already has control of AbruzzoEnergia S.p.A. as it holds almost 90% of the share capital; this means that exercising the call options would not bring about any change in the company's control, nor in the fact that it is consolidated on a line-by-line basis. The result of this analysis of the call options is therefore that no additional or amending entry has to be made.

As for the put options, the observations made in paragraph b), which analysed the option contracts with Dolomiti Energia S.p.A. and Società Elettrica Altoatesina SEL S.p.A., are still valid.

The circumstances are very similar: the put options are on the shares held by certain minority shareholders, while the counterparty (the buyer) is the shareholder that controls the company; the accounting treatment of the put options will therefore be the same.

Bear in mind that the Group has chosen to show the difference between the present value of the strike price of the put options and the book value of the minority interests as a reduction in Group equity (if positive) or as an increase in Group equity (if negative), as an alternative to confirming goodwill.

As a result, a current financial payable of 8 million euro has been recorded, reducing the equity of minority interests by 5 million euro. The differential of 3 million euro has been deducted from the equity pertaining to the Group.

e) Option granted to the Municipality of Bergamo for the purchase of BAS SII S.p.A.

At the time of BAS's merger with ASM Brescia S.p.A., a framework agreement was stipulated under which ASM S.p.A. (now merged as part of A2A S.p.A.) granted the Municipality of Bergamo a call option to buy 50% of the subsidiaries BAS Power S.r.l., Bas.Com S.p.A., Sobergas S.p.A. and 100% of the subsidiary BAS SII S.p.A..

For the subsidiaries other than BAS SII S.p.A., the option expired on December 31, 2006 without being exercised by the Municipality.

For BAS SII S.p.A., the option originally expired on December 31, 2007 but in December 2007 the Board of Directors of ASM S.p.A. agreed to extend the option's duration until June 30, 2008. This option has now expired.

f) Equity Swap and Forward Flexible on Edison S.p.A. shares stipulated by Delmi S.p.A.

Also at June 30, 2008, Delmi, a subsidiary of A2A S.p.A. (A2A holds 51%), is exposed to equity risk on ordinary shares of Edison S.p.A. because of two derivative transactions.

Delmi S.p.A. has stipulated an equity swap on 17,496,270 Edison S.p.A. ordinary shares at a price of 1.71846 euro per share with maturity November 2008.
Because of this equity swap, any increases in the value of the stock over 1.71846 will be a gain for Delmi (and vice versa).

Delmi S.p.A. will receive amounts from the counterparty equal to any dividends paid by Edison S.p.A. on the underlying shares.
For the equity swaps the banks will receive a remuneration that is partly variable, based on the time period of the transaction.

Delmi S.p.A. has also stipulated a flexible forward agreement with a financial counterparty which has the right, but not the obligation, to buy Edison S.p.A. ordinary shares at a price of 1.5869 euro per share up to a maximum of 17,496,270 Edison S.p.A. ordinary shares, with maturity November 2008.

Because of this transaction, any increases in the value of the stock over 1.5868 will be a cost for Delmi. Any decrease under 1.5869 euro will not result in a gain for Delmi, because in this case the counterparty would not exercise its right.

Last May, the notional amount of the equity swap was raised from 16,981,068 Edison S.p.A. ordinary shares to 17,496,270 shares in order to adjust the notional amount of the flexible forward agreement, which had changed as a result of the dividend distribution by Edison S.p.A..

In fact, every time that Edison S.p.A. distributes a dividend, the notional amount of the flexible forward agreement increases in percentage for an amount equal to the ratio between the dividend and the share price at the date that it goes ex-coupon, whereas as a result the strike price of the flexible forward agreement falls proportionately.

The notional amount of the equity swap was therefore increased to avoid a mismatching of the notionals.

These financial instruments are classified as "held for trading" and valued at fair value through profit and loss by booking the income or expense to the consolidated income statement in accordance with IAS 32 and 39.

Key figures at June 30, 2008 and at June 30, 2007 of the joint ventures (consolidated at equity)

Key figures at June 30, 2008 *Millions of euro*	Edipower 20%	Transalpina di Energia 50%	Ecodeco Group companies 50% (*)	Ergon Energia 50%	Metamer 50%	Gesi 47.5%
INCOME STATEMENT						
Revenues from sales	127.0	2,503	6.4	227.0	6.5	1.4
Gross profit from operations	**39.0**	**404**	**1.1**	**2.8**	**0.5**	**0.3**
% of net sales	*30.7%*	*16.1%*	*17.2%*	*1.2%*	*7.7%*	*23.3%*
Depreciation, amortisation and writedowns	27.0	199	0.8	0.5	-	-
Profit from operations	**12.0**	**205**	**0.3**	**2.3**	**0.5**	**0.3**
Net result for the period	**(1.0)**	**0.5**	**0.1**	**0.5**	**0.3**	**0.1**
BALANCE SHEET						
Total assets	**911.0**	**7,930**	**13**	**100.0**	**5.0**	**2.4**
Equity	**410.0**	**1,969**	**1**	**1.5**	**1.5**	**1.0**
Net debt	**(328.0)**	**(2,059)**	**(4)**	**(45.3)**	**2.3**	**-**

(*) Bellisolina S.r.l., Bergamo Pulita S.r.l., Biotecnica S.r.l., and SED S.r.l..

Key figures at June 30, 2007 *Millions of euro*	**Edipower** **20%**	**Transalpina di Energia** **50%**	**Plurigas** **40%**
INCOME STATEMENT			
Revenues from sales	105	2,026	179
Gross profit from operations	39	453	8
% of net sales	*37.1%*	*22.3%*	*4.2%*
Depreciation, amortisation and writedowns	27	181	-
Profit from operations	12	272	8
Net result for the period	-	70	4
BALANCE SHEET			
Total assets	912	8,176	86
Equity	411	1,981	14
Net debt	(358)	(2,109)	(30)

Seasonal nature of the business

Note that given the nature of the Group's core activities, interim results may be affected by the climate during the period.

In this regard, reference should be made to the comments on the results by individual chain given below.

A2A Group – Areas of activity

The A2A Group operates in the production, sale and distribution of gas and electricity, district heating, environmental services and the integrated water cycle. These sectors in turn form part of the following "sectors":

- Energy Sector;
- Heat and Services Sector;
- Environment Sector;
- Networks Sector;
- Other Services and Corporate.


Sector of the A2A Group
Thermoelectric & hydroelectric plants
Energy Management
Sale of electricity & gas
Cogeneration plants
District Heating Networks
Sale of heat and other services
Refuse Collection & Street Sweeping
Treatment
Disposal & Energy Recovery
Electricity Networks
Gas Networks
Integrated Water Cycle
Other Services
Corporate

Sector of the A2A Group


Energy
Heat & Services
Environment
Networks
Other services & corporate

Results sector by sector

Millions of euro	Energy		Heat & Services		
	01 01 08 06 30 08	01 01 07 06 30 07 *Restated*	01 01 08 06 30 08	01 01 07 06 30 07 *Restated*	
Revenues from the sale of goods and services	**2,385**	**1,070**	**125**	**43**	
– *of which interdivisional*	*35*	*13*	*24*	*9*	
Gross profit from operations	**226**	**133**	**34**	**5**	
% of revenues	*9.5%*	*12.4%*	*27.2%*	*11.6%*	
Depreciation and amortisation, provisions and writedowns	(52)	(21)	(13)	(3)	
Net profit from operations	**174**	**112**	**21**	**2**	
% of revenues	*7.3%*	*10.5%*	*16.8%*	*4.7%*	
Net charges from financial management					
Non operating income/charges					
Income before taxes					
Income tax expense					
Net result					
Net result from non-current assets held for sale					
Minority interests					
Group net profit for the period					
Capital expenditure	**22**	**10**	**28**	**13**	

For comments on sector performance, see the pertinent section of the Report on Operations.

Networks		Environment		Other Services and Corporate		Eliminations		Total Group	
01 01 08 06 30 08	01 01 07 06 30 07 *Restated*	01 01 08 06 30 08	01 01 07 06 30 07 *Restated*	01 01 08 06 30 08	01 01 07 06 30 07 *Restated*	01 01 08 06 30 08	01 01 07 06 30 07 *Restated*	01 01 08 06 30 08	01 01 07 06 30 07 *Restated*
268	**157**	**365**	**75**	**89**	**47**	**(333)**	**(128)**	**2,899**	**1,264**
177	*73*	*26*	*1*	*71*	*32*	*(333)*	*(128)*		
122	**82**	**168**	**33**	**(20)**	**(7)**	**(3)**	**(3)**	**527**	**243**
45.5%	*52.2%*	*46.0%*	*44.0%*	*-22.5%*	*-14.9%*			*18.2%*	*19.2%*
(55)	(36)	(47)	(16)	(16)	(9)	7	6	(176)	(79)
67	**46**	**121**	**17**	**(36)**	**(16)**	**4**	**3**	**351**	**164**
25.0%	*29.3%*	*33.2%*	*22.7%*	*-40.4%*	*-34.0%*			*12.1%*	*13.0%*
								(71)	42
								13	(3)
								293	**203**
								(131)	(45)
								162	**158**
									(1)
								(3)	(41)
								159	**116**
62	**31**	**20**	**3**	**45**	**5**			**177**	**62**

Notes to the balance sheet items

Changes compared with December 31, 2007:

Absorption of ASM Brescia S.p.A. and AMSA Holding S.p.A.

As a result of the merger of AMSA Holding S.p.A. and ASM Brescia S.p.A. with AEM S.p.A. on December 24, 2007 with effect from January 1, 2008, the scope of consolidation has grown significantly, as it now includes the AMSA and ASM groups. The income statement figures at June 30, 2008 are therefore not comparable with those at December 31, 2007.

Change in the method of consolidation for investments under joint control (joint ventures)

As explained in the section entitled "Changes in accounting standards and accounting policies", from January 1, 2008, A2A considered it best to change the method of consolidating joint ventures previously used by the AEM Group.

Therefore, starting from January 1, 2008, the joint ventures Transalpina di Energia S.r.l., Edipower S.p.A. Ergon Energia S.r.l., Ge.Si. S.r.l., Metamer S.r.l., Bellisolina S.r.l., Bergamo Pulita S.r.l., SED S.r.l., and Biotecnica are no longer consolidated on a proportional basis, but valued under the equity method. In line with this decision, the prior year figures presented for comparison purposes have been restated.

Plurigas S.p.A.

As a result of this merger, from January 1, 2008 A2A S.p.A. holds 70% of Plurigas S.p.A., whereas previously AEM S.p.A. held 40% of its share capital and ASM Brescia S.p.A. 30%. Based on the current shareholder agreements and the articles of association of Plurigas S.p.A., A2A has consolidated its balance sheet, income statement and financial position on a line-by-line basis, showing 30% of the result and of equity as pertaining to minority interests. In the restated figures at December 31, 2007, the 40% investment in Plurigas S.p.A. was consolidated under the equity method.

ASSETS

Non-current assets

1) Property, plant and equipment

Millions of euro	Amount at 12 31 2007 *Restated*	Merger effect 01 01 2008	01 01 2008 Post merger	Changes for the period					Balance at 06 30 2008
				Additions	Other changes	Disposals	Depr. and write-downs	Total changes	
Land	34	44	78	1	(4)	-	-	(3)	75
Buildings	132	161	293	40	4	-	(6)	38	331
Plant and machinery	1,482	1,118	2,600	76	33	(14)	(87)	8	2,608
Industrial and commercial equipment	5	8	13	1	7	-	(2)	6	19
Other property, plant and equipment	19	49	68	8	8	-	(10)	6	74
Landfills	14	4	18	-	(1)	-	(5)	(6)	12
Freely transferable assets	260	57	317	-	1	-	(27)	(26)	291
Construction in progress and advances	62	340	402	48	(27)	-	-	21	423
Leasehold improvements	-	1	1	1	3	(3)	-	1	2
Leased assets	75	12	87	-	(13)	-	(5)	(18)	69
Total	**2,083**	**1,794**	**3,877**	**175**	**11**	**(17)**	**(142)**	**27**	**3,904**

Property, plant and equipment amount to 3,904 million euro (2,083 million euro at December 31, 2007) and have increased by 27 million euro, net of the merger effect, as a result of the following items:

- the increase of 175 million euro due to capital expenditure and advances to suppliers during the period under review;
- the decrease of 142 million euro, due to depreciation for the period under review;
- the increase of 11 million euro, of other changes;
- the decrease of 17 million euro, due to disposals of the period.

Capital expenditure during the period concerned:

- the extension of the medium and low voltage distribution networks, refurbishing of transformer and isolator cabins, modernisation of internal systems and works on transformation stations for 33 million euro;
- laying medium and low pressure gas pipes, risers and measuring devices for 15 million euro;
- works on the Premadio, Stazzona and Grosio hydroelectric plants, the Naviglio (Brescia) hydroelectric power station, the Cassano, Goltara (Bergamo) and Nord (Brescia) thermoelectric plants and the Monterosso thermal plant, as well as works on the

construction of the Gissi (Abruzzo) thermoelectric plant and the design of wind farms, for a total of 26 million euro;

- the purchase of vehicles (road sweepers and rubbish compactors) for 6 million euro;
- the purchase of the building in via Lamarmora 230, Brescia (A2A S.p.A.'s head office) and the building in via Codignole 32, Brescia (Aprica S.p.A.'s head office) for a total of 40 million euro;
- the purchase of the land adjacent to the North Receiver Station for 1 million euro;
- construction in progress of Group buildings for 3 million euro;
- district heating works for 23 million euro;
- works relating to the integrated water cycle for 10 million euro;
- machinery and works in connection with AMSA's refuse incinerator and related plant for 8 million euro;
- and other Group capital expenditure for a total of 10 million euro.

Property, plant and equipment include 69 million euro of leased assets, booked in accordance with IAS 17 (revised). The total value of residual debt included in "payables and other financial liabilities" amounts to 45 million euro.

Property, plant and equipment are all located in Italy.

Please note that "freely transferable assets" related to the hydroelectric production plants the depreciation period has been revised following sentence no. 1 issued by the Constitutional Court on January 18, 2008; their useful lives have been reduced by 10 years as a result. The Company reserves the right to take any steps to protect its investments and its interests.

2) Intangible assets

Millions of euro	Amount at 12 31 2007 *Restated*	Merger effect 01 01 2008	01 01 2008 Post merger	Changes for the period					Balance at 06 30 2008
				Additions	Other changes	Disposals/ write-downs	Amort.	Total change	
Industrial patents and intellectual property rights	14	7	21	2	(6)	-	(4)	(8)	13
Concessions, licences, trademarks and similar rights	2	15	17	-	8	-	(2)	6	23
Assets in process of formation	6	1	7	-	(2)	-	-	(2)	5
Other intangible assets	2	20	22	-	1	(2)	(2)	(3)	19
Goodwill	336	137	473	-	93	-	-	93	566
Total	**360**	**180**	**540**	**2**	**94**	**(2)**	**(8)**	**86**	**626**

Intangible assets at June 30, 2008 amount to 626 million euro and compared with December 31, 2007, net of the merger effect, they have decreased by 86 million euro, as a result of:

- additions during the period of 2 million euro;
- disposals during the period of 2 million euro;
- 8 million euro of amortisation;
- an increase of 94 million euro, due to the change in goodwill (93 million euro) and other changes (1 million euro).

Other intangible assets includes the value of the customer list, which relates to acquisitions of customer portfolios made by Group companies in cases where there is evidence that the companies are able to control the future benefits deriving from these customer portfolios. These amounts are amortised over their estimated useful life.

In particular, these amounts are principally attributable:

- to the amount paid by ASMEA, 7 million euro, for the customers included in the business purchased from ENEL in 2003 relating to a portion of the networks and utilities of the city and province of Brescia;
- to the amount paid by Selene for the client portfolio of Brescia On Line S.r.l., as well as that paid to Tidonenergie in prior years to acquire gas customers for 1 million euro;
- to the amount of the customers in the gas sector acquired in previous years from BAS-Omniservizi for 4 million euro;
- to the amount of the service relating to the integrated water cycle amounting to 1 million euro which the municipalities of Tavernole, Marcheno, Collio (in 2005) and Lumezzane (in 2006) contributed to ASVT following this company's increases in capital;
- to the amount of the customer list relating to Camuna Energia deriving from the consolidation of the company starting in 2007.

Goodwill

Millions of euro	Amount at 12 31 2007 *Restated*	Merger effect 01 01 2008	01 01 2008 Post merger	Changes for the period						Amount 06 30 2008
				Additions	Other changes	Reclass.	Disposals/ write-downs	Amort.	Total change	
Goodwill	336	137	473	-	93	-	-	-	93	566
Total	**336**	**137**	**473**	**-**	**93**	**-**	**-**	**-**	**93**	**566**

Goodwill at June 30, 2008 is made up as follows:

Millions of euro	**06 30 2008**
Enel Distribuzione Milano S.p.A. business	110
Ecodeco Group	222
AEM Calore & Servizi	4
Total	**336**
Merger effect January 1, 2008	
Goodwill on acquisition of the Enel business in Brescia area	46
Goodwill on BAS merger	55
Goodwill for ASM Reti distribution companies	7
Goodwill on consolidation of ASM Reti	26
Other	3
Total	**137**
Integration of goodwill for Enel Distribuzione Milano S.p.A. business	88
Integration of goodwill for Ecodeco Group	5
Total goodwill at June 30, 2008	**566**

Goodwill is made up of the following items:

- consolidation of the business purchased in 2002 by AEM Elettricità S.p.A. from Enel Distribuzione S.p.A.. This caption shows an increase of 88 million euro during the period. With a sentence deposited on June 9, 2008, the Milan Court set at 88 million euro the higher value of the business for the distribution of electricity in the Municipalities of Milan and Rozzano sold by Enel Distribuzione S.p.A. to AEM Elettricità S.p.A. on October 29, 2002 compared with the original price. Without prejudice to the fact that this sentence does not in itself constitute an IOU that can be collected immediately and despite the fact that AEM Elettricità S.p.A. remains convinced that its arguments are correct and is determined to assert them in the most suitable venues, when preparing these consolidated condensed interim financial statements it was decided for prudence sake to increase the value of the goodwill already shown in the balance sheet for this business by 88 million euro, crediting the same amount to a provision for risks and charges on the liabilities side of the balance sheet. The decision to increase goodwill is justified by the fact that the higher value ascertained by the Court in effect constitutes an integration of the original price; the risk provision, on the other hand, is justified by the fact that there is uncertainty about both the amount to be paid and its timing. This higher amount of goodwill was booked after checking that it could be recovered, based on the recoverable value of the business defined during the impairment test carried out at December 31, 2007, taking into account the current state of the assets originally purchased. This accounting treatment is motivated in detail in the section on "ENEL/AEM Elettricità (controlled by A2A S.p.A.)" in "Other information";

- consolidation following the acquisition of the Ecodeco Group, which increased during the period by 5 million euro to update the price adjustment, as laid down in the purchase contract;
- consolidation resulting from the acquisition of the businesses of AEM Calore & Servizi S.p.A. related to acquisitions carried out in previous years.

The merger effect relates to the following items:

- acquisition of the electricity distribution business from ENEL for 46 million euro. This business, which ASM acquired in previous years, relates to a significant portion of the power networks in the province of Brescia;
- the amount of goodwill (55 million euro) that arose on the merger of BAS S.p.A.;
- the amount of goodwill (26 million euro) that arose on the consolidation of ASM Reti;
- the amount of goodwill (7 million euro) booked by ASM Reti following the mergers that took place in 2004. On this occasion, ASM Reti booked goodwill for the merger deficits for an historical cost of:
  - 1 million euro, for the merger of Tidone Gas;
  - 2 million euro, for the merger of Gastecnica Reggiana;
  - 1 million euro, for the merger of Alfa Metano;
  - 3 million euro, for the merger of Gas Orobica.
- the amount of goodwill (3 million euro) relating to the consolidation of Itradeplace (1 million euro), Assoenergia (1 million euro) and other minor amounts of goodwill (for a total of 1 million euro).

No impairment indicators have come to light during the period under review.

3) Investments and other financial assets

Millions of euro	Balance at 12 31 2007 *Restated*	Merger effect 01 01 2008	01 01 2008 Post merger	Changes of the period	Amount at 06 30 2008	of which included in NFP	
						12 31 2007	06 30 2008
Investments in companies valued at equity	2,501	820	3,321	(744)	2,577	-	-
Other non-current financial assets	516	20	536	133	669	1	1
Total	**3,017**	**840**	**3,857**	**(611)**	**3,246**	**1**	**1**

The investments in companies carried at equity at June 30, 2008 show an increase of 76 million euro compared with December 31, 2007. The following table shows details of these changes:

Investments valued at equity - *Millions of euro*	**Total**
Amount at December 31, 2007	**2,501**
Changes for period:	
- merger effect	820
- acquisition and capital increases	-
- sales	-
- valuation at equity	4
- dividends received from investments carried at equity	(59)
- reclassifications	(689)
Total changes for the period	**76**
Amount at June 30, 2008	**2,577**

Changes for the period concerned the reclassification, for 689 million euro, of the investment in Endesa Italia S.p.A., now E.ON Produzione S.p.A. to "Non-current assets held for sale", as well as the valuation of the other investments at equity.

Other non-current financial assets show a balance of 669 million euro (516 million euro at December 31, 2007) of which:

- 25 million euro (unchanged compared with December 31, 2007) related to assets held for trading;
- 643 million euro (491 million euro at December 31, 2007) relating to financial assets available for sale which include the investment in Atel Holding after A2A's acceptance of the public share exchange offer on January 11, 2008. Measurement at fair value for the period led to a positive variance of 133 million euro;
- 1 million euro relating to financial receivables from associates.

As regards the valuation of the investment in ACSM Como, it should be noted that the stock exchange value is significantly lower than its book value. On the other hand, management is of the opinion that the value expressed by the Stock Exchange does not reflect the investment's real economic value, given the following considerations:

- the general downturn in financial markets has heavily penalised stock exchange values in general, but in ACSM's case, this does not reflect the company's effective profitability;
- the strategic importance of A2A's presence as a shareholder of ACSM, with particular regard to the Group's business plan and the additional territorial control that this investment it gives in Lombardy;
- the advantages deriving from the merger with AGAM Monza (in which A2A holds 24.99%) are not yet fully visible.

4) Deferred tax assets

Millions of euro	Amount at 12 31 2007 *Restated*	Merger effect 01 01 2008	01 01 2008 Post merger	Changes for the period	Amount at 06 30 2008
Deferred tax assets	197	61	258	47	305

Deferred tax assets amount to 305 million euro and show an increase of 108 million euro compared with December 31, 2007.
The change for the period, 47 million euro, was also affected by application of Decree Law 112/08 (the so-called "Robin Hood Tax") for 17 million euro.

5) Other non-current assets

Millions of euro	Amount at 12 31 2007 *Restated*	Merger effect 01 01 2008	01 01 2008 Post merger	Changes for the period	Amount at 06 30 2008	of which included in NFP	
						12 31 2007	06 30 2008
Non-current derivatives	25	1	26	14	40	25	40
Other non-current assets	2	12	14	(10)	4	–	–
Total other non-current assets	27	13	40	4	44	25	40

Other non-current assets amount to 44 million euro (27 million euro at December 31, 2007) and are made up of:

- 40 million euro for non-current hedging derivatives, principally contracts stipulated in connection with committed lines of credit and Interest Rate Swap (IRS) contracts hedging the risk of an increase in the interest rates on long-term bond loans. This caption is up by 15 million euro compared with December 31, 2007, mainly as a result of its measurement at fair value for the period;
- 4 million euro for other non-current assets, of which 3 million euro relating to receivables and 1 million euro to costs already incurred for future periods.

Current assets

6) Inventories

Millions of euro	Amount at 12 31 2007 *Restated*	Merger effect 01 01 2008	01 01 2008 Post merger	Changes for the period	Amount at 06 30 2008
Inventories	24	151	175	38	213

Inventories at June 30, 2008 amount to 213 million euro (24 million euro at December 31, 2007) e show a positive variance of 189 million euro, of which:

- 25 million euro of materials. This caption shows a balance at June 30, 2008 of 36 million euro (11 million euro at December 31, 2007);
- 164 million euro of fuel. This caption shows a balance at June 30, 2008 of 177 million euro (13 million euro at December 31, 2007).

The increase for the post-merger period, amounting to 38 million euro, is mainly caused by the increase in fuel inventories at Plurigas S.p.A. in particular.

7) Trade receivables

Millions of euro	**Amount at 12 31 2007** *Restated*	**Merger effect 01 01 2008**	**01 01 2008 Post merger**	**Changes for the period**	**Amount at 06 30 2008**
Trade receivables	923	853	1,776	(274)	1,502
Provision for bad and doubtful accounts	(21)	(16)	(37)	(14)	(51)
Total trade receivables	**902**	**837**	**1,739**	**(288)**	**1,451**

At June 30, 2008 trade receivables amount to 1,451 million euro (902 million euro at December 31, 2007) for an increase of 549 million euro, of which:

- 427 million euro due to an increase in trade receivables from customers. This caption shows a balance at June 30, 2008 of 1,266 million euro (839 million euro at December 31, 2007);
- 111 million euro due to an increase in receivables from related parties. For 97 million euro, the increase for the period relates to higher receivables from the Municipalities of Milan and Brescia and for 14 million euro to higher receivables from other related parties. This caption shows a balance at June 30, 2008 of 174 million euro (63 million euro at December 31, 2007);
- 11 million euro relate to contract work in progress. At June 30, 2008 this caption shows a balance of 11 million euro (zero balance at December 31, 2007).

The change for the period, net of the merger effect, is a decrease of 288 million euro due to the seasonal nature of the Group's business combined with tight credit control.

8) Other current assets

Millions of euro	**Amount at 12 31 2007** *Restated*	**Merger effect 01 01 2008**	**01 01 2008 Post merger**	**Changes for the period**	**Amount at 06 30 2008**
Current derivatives	13	7	20	13	33
Other current assets	165	98	263	(19)	244
Total current assets	**178**	**105**	**283**	**(6)**	**277**

This caption amounts to 277 million euro (178 million euro at December 31, 2007) with an increase of 99 million euro, of which:

- 20 million euro for current derivatives, relating principally to commodity derivatives taken out by AEM Trading S.r.l. and Plurigas S.p.A.;
- 79 million euro relating to other current assets, of which 61 million euro for receivables and 18 million euro for assets pertaining to future periods.

The change for the period, amounting to 6 million euro, is attributable to the reduction in other current assets, above all a lower VAT credit.

9) Current financial assets

Millions of euro	Amount at 12 31 2007 *Restated*	Merger effect 01 01 2008	01 01 2008 Post merger	Changes for the period	Amount at 06 30 2008	of which included in NFP	
						12 31 2007	06 30 2008
Other financial assets	–	–	–	1	1	–	1
Financial assets due from related parties	–	4	4	1	5	–	5
Total	**–**	**4**	**4**	**2**	**6**	**–**	**6**

This caption shows a balance of 6 million euro at June 30, 2008 (zero balance at December 31, 2007) and relates principally to the current account with the Municipality of Milan, which at December 31, 2007 showed a negative balance.

10) Current tax assets

Millions of euro	**Amount at 12 31 2007** *Restated*	**Merger effect 01 01 2008**	**01 01 2008 Post merger**	**Changes for the period**	**Amount at 06 30 2008**
Current tax assets	**19**	**28**	**47**	**(38)**	**9**

At June 30, 2008 this caption amounts to 9 million euro (19 million euro at December 31, 2007), with a negative variance of 10 million euro.

11) Cash and cash equivalents

Millions of euro	Amount at 12 31 2007 *Restated*	Merger effect 01 01 2008	01 01 2008 Post merger	Changes for the period	Amount at 06 30 2008	of which included in NFP	
						12 31 2007	06 30 2008
Cash and cash equivalents	**32**	**155**	**187**	**(104)**	**83**	**32**	**83**

Cash and cash equivalents at June 30, 2008 amount to 83 million euro (32 million euro at December 31, 2007) with an increase of 51 million euro, of which:

- 50 million euro relating to bank and postal deposits;
- 1 million euro relating to cash and cash equivalents on hand.

Bank deposits include interest accrued but not yet credited at the period-end.
The negative change during the post-merger period, 104 million euro, reflects use of the liquidity needed to repay short-term borrowings and to finance the Group's operations.

12) Non-current assets held for sale

Millions of euro	Amount at 12 31 2007 *Restated*	Merger effect 01 01 2008	01 01 2008 Post merger	Changes for the period	Amount at 06 30 2008	of which included in NFP	
						12 31 2007	06 30 2008
Non-current assets held for sale	4	–	4	692	696	4	4

At June 30, 2008 this caption shows a balance of 696 million euro and refers to:

- the reclassification to this caption of the investment in Endesa Italia S.p.A., now E.ON Produzione S.p.A. (689 million euro). During 2007, as a result of the favourable outcome of the takeover bid launched by Acciona and ENEL for Endesa S.A., ASM Brescia (now A2A S.p.A.) initiated contacts with Acciona S.A., Enel S.p.A., E.ON AG, Endesa S.A. and Endesa Europe SL with a view to identifying possible solutions for its 20% investment in Endesa Italia S.p.A. (now E.ON Produzione S.p.A.), also in light of the shareholder agreement signed by the latter's shareholders on September 14, 2001. Following the creation of A2A, on January 1, 2008, the Group also reached a definitive clarification regarding its investment in Endesa Italia, the final decision being to pull out of this joint project in exchange for the assignment of certain specific production assets. This approach was subsequently ratified by A2A's Board of Management when on March 26, 2008 it formally approved the Group's new business plan, which already reflects the impact of pursuing this new strategy. On July 18, 2008, the company exercised its right to select certain power plants owned by E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.), thereby initiating the spin-off of this company, as envisaged in the agreement signed on June 16, 2008 by A2A S.p.A., Acciona S.A., Enel S.p.A. E.ON AG, Endesa S.A. Endesa Europe S.L. and Endesa Italia S.p.A. In accordance with this agreement, the spin-off procedure provides for the setting up of a new corporate vehicle to which the chosen power generation assets will be transferred, together with the related liabilities that are allocated to them. A2A will hold 100% of this company's share capital in exchange for cancelling its 20% stake in E.ON Produzione. Given that this exchange of assets involved a genuine disposal as it implied a

radical change in ownership and in the cash flow profile expected from the investment, in accordance with IFRS, the investment in Endesa Italia S.p.A. (now E.ON Produzione S.p.A.) was reclassified to non-current assets held for sale from January 1, 2008, the date that A2A was created, which also coincided with the date of the decision to dispose of this investment. It is worth noting that from January 1, 2008 this investment is no longer valued at equity but, in accordance with IAS 28, para. 13a) and IFRS 5, at the lower of cost (i.e. its book net equity value at December 31, 2007) and fair value, net of selling costs, represented by the fair value (which is significantly higher than cost) of the company that is the beneficiary of the spin-off of the power plants chosen by A2A. It will be remembered that this investment in Endesa Italia S.p.A. was acquired as a result of the merger between AEM S.p.A. and ASM Brescia S.p.A., i.e. on January 1, 2008. This entire operation is expected to be concluded by the end of 2008;

- the assets relating to certain businesses held for sale (7 million euro).

EQUITY AND LIABILITIES

Equity

The breakdown of equity, which at June 30, 2008 amounts to 4,658 million euro (3,054 million euro at December 31, 2007), is detailed in the table below:

Millions of euro	**Amount at 12 31 2007** *Restated*	**Merger effect 01 01 2008**	**01 01 2008 Post merger**	**Changes for the period**	**Amount at 06 30 2008**
Equity pertaining to the Group:					
Share capital	936	693	1,629	-	1,629
(Treasury shares)	(64)	-	(64)	(43)	(107)
Reserves	1,096	927	2,023	101	2,124
Net profit for the period of the Group	292	-	292	(292)	-
Net profit for the period of the Group	-	-	-	159	159
Total equity pertaining to the Group	**2,260**	**1,620**	**3,880**	**(75)**	**3,805**
Minority interests	794	31	825	28	853
Total equity	**3,054**	**1,651**	**4,705**	**(47)**	**4,658**

Equity pertaining to the group

The overall change in Group equity, 1,545 million euro, is due for 1,620 million euro to the absorption of AMSA Holding S.p.A. and ASM Brescia S.p.A. by A2A S.p.A. on January 1, 2008

and, for 75 million euro, to the negative change for the period, made up principally by the result for the period of 159 million euro, offset by the negative effect of the dividend distribution on reserves.
Dividends of 299 million euro (0.097 euro per share) were distributed during the first half of 2008.

13) Share capital

At June 30, 2008 the share capital amounts to 1,629 million euro and consists of 3,132,905,277 shares with a par value of 0.52 euro each. The increase of 693 million euro compared with December 31, 2007 is attributable to:

- the merger of ASM Brescia S.p.A. with A2A S.p.A., which led to an increase in capital of 643 million euro through the issue of 1,235,752,867 new A2A ordinary shares of par value 0.52 euro each and the simultaneous cancellation of 772,345,542 ASM Brescia S.p.A. shares of par value 1 euro each, according to the share exchange ratio of 1.60 A2A shares for each ASM share;
- the merger of AMSA Holding S.p.A. with A2A S.p.A. which led to an increase in A2A's capital of 50 million euro through the issue of 97,105,010 new A2A ordinary shares of par value 0.52 euro each and the simultaneous cancellation of 9,643,000 AMSA Holding S.p.A. shares of par value 5.41 euro each, according to the share exchange ratio of 10.07 A2A shares for each AMSA Holding share.

14) Treasury shares

At June 30, 2008 treasury shares amounted to 107 million euro (64 million euro at December 31, 2007) and relate to 47,434,850 treasury shares held by the company (30,434,850 shares at December 31, 2007). The increase is due to the purchase of 17,000,000 treasury shares during the period under review. This item has been deducted from equity in accordance with IFRS.

15) Reserves

Millions of euro	**Amount at 12 31 2007** *Restated*	**Merger effect 01 01 2008**	**01 01 2008 Post merger**	**Changes for the period**	**Amount at 06 30 2008**
Other reserves	1,096	927	2,023	101	2,124

Reserves, amounting to 2,124 million euro at June 30, 2008 (1,096 million euro at December 31, 2007), include the merger effects (927 million euro), the positive IFRS adjustments of previous periods, the consolidation adjustments relating to the figures booked in the prior year financial statements of the Group companies and the retained earnings and accumulated losses of certain subsidiaries. It also includes the cash flow hedge reserve for the valuation, at June 30, 2008, of derivatives that comply with hedge accounting requirements at the end of the period and the reserve deriving from "assets available for sale".

Other reserves also include the effects of applying IAS 32 paragraph 23 to the put options stipulated by AEM S.p.A. with Società Elettrica Altoatesina SEL S.p.A. (SEL) on Delmi shares, as well as the call/put options held by certain minority shareholders of Abruzzo Energia S.p.A.. As explained in detail in the paragraph on "Consolidation policies and procedures", the difference between the present value of the strike price of these put options and the book value of the minority interests is booked as a reduction in Group equity (if positive) or as an increase in Group equity (if negative).
At June 30, 2008 the effects of the put options on the Delmi shares led to an increase in Group equity of 23 million euro, while the put/call options on the Abruzzo Energia shares led to a loss in Group equity of 3 million euro.

16) Net profit for the period pertaining to the group

Net profit amounts to 159 million euro and includes the result for the period.

17) Minority interests

At June 30, 2008 these amount to 853 million euro (794 million euro at December 31, 2006) and represent the portion of capital, reserves and net result pertaining to the minority shareholders. The increase (59 million euro) is due to the merger effect for 31 million euro, while the changes for the period, 28 million euro, concerned:

- the allocation of net profit to minority interests for 3 million euro, of which 1 million euro relates to the portion pertaining to the minority shareholders of the Ecodeco Group and 3 million euro to the portion pertaining to the minority shareholders of Plurigas S.p.A., which, from January 1, 2008 is fully consolidated by the A2A Group as it holds 70% of its share capital following the merger (for more information, see the paragraph entitled "Changes in the scope of consolidation"), adjusted for the portion of the loss pertaining to the minority shareholders of Delmi S.p.A. for 1 million euro;

- a positive adjustment of 47 million euro relating to the effects of the valuation of the put options on the Delmi S.p.A. shares;
- a negative adjustment of 17 million euro attributable to the changes in equity items during the period pertaining to the minority shareholders of Plurigas S.p.A. and Delmi S.p.A.;
- a negative adjustment of 5 million euro for the valuation of the put/call options on the shares Abruzzo Energia S.p.A., as explained in greater detail in the section entitled "Consolidation policies and procedures".

LIABILITIES

Non-current liabilities

18) Non-current financial liabilities

Millions of euro	Amount at 12 31 2007 *Restated*	Merger effect 01 01 2008	01 01 2008 Post merger	Changes for the period	Amount at 06 30 2008	of which included in NFP	
						12 31 2007	06 30 2008
Non-convertible bonds	499	594	1,093	(16)	1,077	499	1,077
Due to banks	1,000	414	1,414	485	1,899	1,000	1,899
Due to other providers of finance	191	8	199	(30)	169	191	169
Finance lease payables	33	–	33	(15)	18	33	18
Due to the Municipality of Brescia	–	–	–	1	1	–	1
Total	**1,723**	**1,016**	**2,739**	**425**	**3,164**	**1,723**	**3,164**

Non-current financial liabilities amount to 3,164 million euro (1,723 million euro at December 31, 2007) with an increase of 1,441 million euro.

The change in non-convertible bonds relates to 2 bond loans issued by the merged companies prior to their merger, namely:

- a bond with a nominal value of 500 million euro issued on May 28, 2004 with a ten-year duration and a nominal fixed rate of 4.875%; its valuation at amortised cost on January 1, 2008 amounts to 497 million euro;
- a loan in yen with a nominal value of 98 million euro issued on August 10, 2006 with a thirty-year duration at a fixed rate of 5.405%; its valuation at amortised cost on January 1, 2008 amounts to 97 million euro.

Their remeasurement at fair value and amortised cost at the year-end determined a loss of 16 million euro.

Amounts due to banks show an increase during the period of 485 million euro, as medium/long-term committed credit lines were used instead of others that were about to expire.

The negative change for the post-merger period in lease payables and in the amounts due to other providers of finance, for a total of 45 million euro, is principally due to reclassification of the portions falling due within 12 months as current liabilities.

19) Deferred tax liabilities

Millions of euro	Amount at 12 31 2007 *Restated*	Merger effect 01 01 2008	01 01 2008 Post merger	Changes for the period	Amount at 06 30 2008
Deferred tax liabilities	173	132	305	49	354

This item was also affected by application of Decree Law112/08 (the so-called "Robin Hood Tax") for 31 million euro.

20) Employee benefits

At June 30, 2008 this caption amounts to 271 million euro (154 million euro at December 31, 2007) with the following changes during the period:

Millions of euro	Amount at 12 31 2007 *Restated*	Merger effect 01 01 2008	01 01 2008 Post merger	Provision	Utilisations	Other changes	Amount at 06 30 2008
Severance indemnities	62	90	152	10	(7)	(2)	153
Employee benefits	92	28	120	6	(3)	(5)	118
Total	**154**	**118**	**272**	**16**	**(10)**	**(7)**	**271**

21) Provisions for risks, charges and liabilities for landfills

Millions of euro	Amount at 12 31 2007 *Restated*	Merger effect 01 01 2008	01 01 2008 Post merger	Provision	Utilisations	Other changes	Amount at 06 30 2008
Provisions for risks	169	143	312	10	(5)	88	405

At June 30, 2008 these provisions amount to 405 million euro (169 million euro at December 31, 2007). The provisions amounted to 10 million euro and regarded the dispute with certain local government entities in connection with local taxes, the dispute pending with Social Security Institutions and provisions for lawsuits outstanding with personnel and with third

parties. The other changes relate to the booking of a provision for risks (debiting goodwill) as a result of the sentence deposited on June 9, 2008 in the dispute with ENEL on the value of the Milan and Rozzano network, as explained in the section "Other information".

22) Other non-current liabilities

Millions of euro	Amount at 12 31 2007 *Restated*	Merger effect 01 01 2008	01 01 2008 Post merger	Changes for the period	Amount at 06 30 2008	of which included in NFP	
						12 31 2007	06 30 2008
Other non-current liabilities	256	20	276	(70)	206	-	-
Non-current derivatives	-	10	10	1	11	-	11
Total other non-current liabilities	**256**	**30**	**286**	**(69)**	**217**	**-**	**-**

The principal change during the period is the reduction in the amount due to third parties in relation to the valuation of the put options on the Delmi S.p.A. shares, as explained in the section entitled "Consolidation policies and procedures".

Current liabilities

23) Trade payables and other current liabilities

Millions of euro	Amount at 12 31 2007 *Restated*	Merger effect 01 01 2008	01 01 2008 Post merger	Changes for the period	Amount at 06 30 2008	of which included in NFP	
						12 31 2007	06 30 2008
Advances	4	-	4	1	5	-	-
Trade payables	525	388	913	(28)	885	-	-
Trade payables to related parties	102	31	133	(58)	75	-	-
- *subsidiaries*	-	-	-	-	-	-	-
- *parent companies*	2	-	2	8	10	-	-
- *associates*	7	31	38	(32)	6	-	-
- *other related parties*	93	-	93	(34)	59	-	-
Total trade payables	**631**	**419**	**1,050**	**(85)**	**965**	**-**	**-**
Payables to social security institutions	15	23	38	(11)	27	-	-
Other current liabilities	210	305	515	(148)	367	-	-
Current derivatives	13	17	30	48	78	3	6
Total other current liabilities	**238**	**345**	**583**	**(111)**	**472**	**3**	**6**
Total	**869**	**764**	**1,633**	**(196)**	**1,437**	**3**	**6**

Trade payables and other current liabilities amount to 1,437 million euro (869 million euro at December 31, 2007) and show an increase of 568 million euro, principally as a result of the merger, partially offset by the decrease during the period in current liabilities and in trade payables and payables to related parties. The reduction in other current liabilities includes the effect of exercising the call options on the Edipower shares.

24) Current financial liabilities

Millions of euro	Amount at 12 31 2007 *Restated*	Merger effect 01 01 2008	01 01 2008 Post merger	Changes for the period	Amount at 06 30 2008	of which included in NFP	
						12 31 2007	06 30 2008
Due to banks	355	296	651	(432)	219	355	219
Due to other providers of finance	43	4	47	(5)	42	43	42
Finance lease payables	11	–	11	16	27	11	27
Financial payables to related parties	17	–	17	(17)	–	17	–
Financial payables to subsidiaries held for sale	4	–	4	–	4	4	4
Total	**430**	**300**	**730**	**(438)**	**292**	**430**	**292**

Short-term financial liabilities amount to 292 million euro (430 million euro at December 31, 2007) and show a decrease of 438 million euro mainly due to the reduction in amounts due to banks thanks to the use of medium/long-term loans to replace expired short-term loans, partially offset by reclassification of the current portions of lease payables.

25) Tax liabilities

Millions of euro	Amount at 12 31 2007 *Restated*	Merger effect 01 01 2008	01 01 2008 Post merger	Changes for the period	Amount at 06 30 2008
Tax liabilities	**11**	**14**	**25**	**28**	**53**

Taxes liabilities amount to 53 million euro (11 million euro at December 31, 2007) and the changes for the period, net of the merger effect, show an increase of 28 million euro, also as a result of the introduction of Decree Law 112/08 (the "Robin Hood Tax"), which affects certain Group companies, including the parent company A2A S.p.A..

26) Liabilities directly associated with non-current assets held for sale

Millions of euro	Amount at 12 31 2007 *Restated*	Merger effect 01 01 2008	01 01 2008 Post merger	Changes for the period	Amount at 06 30 2008
Liabilities directly associated with non-current assets held for sale	4	-	4	5	9

At June 30, 2008 this caption shows a balance of 9 million euro and refers exclusively to the Ecodeco Group in connection with liabilities relating to certain businesses of the Ecodeco Group that are held for sale.

Net debt

27) Net debt

(pursuant to CONSOB Communication no. DEM/6064293 of July 28 2006)

The following table gives details of net financial debt:

Millions of euro	Notes	06 30 2008	12 31 2007 *Restated*	06 30 2007 *Restated*
Bonds — non-current portion	18	1,077	499	496
Bank loans — non-current portion	18	1,899	1,000	597
Amounts due to other providers of finance — non-current portion	18	169	191	212
Finance leases — non-current portion	18	18	33	38
Financial liabilities to Parent Entities	18	1	-	-
Other financial liabilities — non-current portion	22	11	-	4
Total medium/long-term debt		**3,175**	**1,723**	**1,347**
Other non-current financial assets	3-5	(41)	(26)	(37)
Medium/long-term loans		**(41)**	**(26)**	**(37)**
TOTAL NET NON-CURRENT DEBT		**3,134**	**1,697**	**1,310**
Bonds — current portion		-	-	-
Bank loans — current portion	24	219	355	459
Amounts due to other providers of finance — current portion	24	42	43	69
Finance leases — current portion	24	27	11	12
Financial liabilities to Parent Entities	24	-	17	12
Financial liabilities — current portion	23	6	3	-
Financial payables in liabilities held for sale		-	-	-
Financial payables to companies held for sale	24	4	4	-
Total short-term debt		**298**	**433**	**552**
Current financial assets	9	(1)	-	-
Financial assets due from Parent Entities	9	(5)	-	-
Financial receivables from companies held for sale		-	-	-
Financial receivables in assets held for sale	12	(4)	(4)	-
Total short-term financial receivables		**(10)**	**(4)**	**-**
Cash and cash equivalents	11	(83)	(32)	(105)
Cash and cash equivalents included in assets held for sale		-	-	-
Total net current debt		**205**	**397**	**447**
NET DEBT		**3,339**	**2,094**	**1,757**

Notes to the statement of income items

Changes compared with June 30, 2007

Note that as a result of the mergers between AEM S.p.A. and AMSA Holding S.p.A. and between AEM S.p.A. and ASM Brescia S.p.A., which took effect from January 1, 2008, the contents of the income statement at June 30, 2008 are not comparable with those of the same period last year.

28) Revenues

Revenues at June 30, 2008 amount to 2,988 million euro (1,289 million euro at June 30, 2007), for an increase of 1,699 million euro. The breakdown of the more important revenue items is as follows.

Revenues - *Millions of euro*	**06 30 2008**	**06 30 2007** *Restated*
Revenues from sales	*2,590*	*1,171*
Revenues from services	*308*	*87*
Revenues from long-term contracts	*1*	*6*
Total revenues from sales and services	**2,899**	**1,264**
Other operating income	89	25
Total revenues	**2,988**	**1,289**

Revenues from sales and service amount to 2,899 million euro (1,264 million euro at June 30, 2007) and show an increase of 1,635 million euro. This increase is due to higher revenues from sales, 1,419 million euro, mainly thanks to the higher quantity of electricity and gas sold and to higher revenues from services, 221 million euro, principally for services to customers and third parties and for services provided to the Municipalities of Milan and Brescia.

Other operating income amounts to 89 million euro (25 million euro at June 30, 2007) and shows an increase of 64 million euro.

The larger items are as follows:

Revenues from sales and services - *Millions of euro*	**06 30 2008**	**06 30 2007** *Restated*
Sale of electricity	1,486	821
Distribution, transport and measurement of electricity	266	73
Sale of power to related parties	14	3
Sale of energy and gas to Parent Entities	1	-
Sale of heat	74	20
Sale of gas to customers and other companies	697	220
Distribution of gas to customers and other companies	9	7
Sale of gas to related parties	3	6
Water sold to civil customers	24	-
Hedging income on operating derivatives	12	15
Hedging charges on operating derivatives	(13)	(9)
Connection contributions	16	9
Other operating income from transactions on electricity markets	1	6
Total revenues from sales	**2,590**	**1,171**
Services on behalf of customers and third parties	183	75
Services to the Municipalities of Milan and Brescia	123	12
Services to associates	2	-
Total revenues from services	**308**	**87**
Revenues from long-term contracts	**1**	**6**
Other operating income	**89**	**25**
Total revenues	**2,988**	**1,289**

29) Operating costs

Operating costs at June 30, 2008 amount to 2,232 million euro (973 million euro at June 30, 2007) and show an increase of 1,259 million euro The main items in this caption are commented on below.

Operating costs - *Millions of euro*	**06 30 2008**	**06 30 2007** *Restated*
Raw materials and consumables used	1,827	773
Services	300	104
Changes in inventories of fuel and materials	(38)	(1)
Total costs for raw materials and services	**2,089**	**876**
Other operating costs	**143**	**97**
Total operating costs	**2,232**	**973**

The costs for purchases of raw materials and services amount to 2,089 million euro (876 million euro at June 30, 2007) and show an increase of 1,213 million euro.

This increase is due to higher costs for the purchase of raw and consumable materials, 1,054 million euro, mainly related to higher quantity of power and fuel purchased and to higher costs for services used, and 196 million euro for electricity delivering and transmission charges, subcontracted work and various services.

The larger items are as follows:

Costs for raw materials and services - *Millions of euro*	**06 30 2008**	**06 30 2007** *Restated*
Purchases of power and fuel	1,628	451
Purchases of power and fuel from related parties	92	260
Purchases of other types of fuel	6	-
Purchases of materials	40	14
Hedging income on operating derivatives	(14)	(7)
Hedging charges on operating derivatives	9	8
Other operating costs from transactions on electricity markets	63	46
Purchases of certificates and emission rights	3	1
- *of which from related parties*	1	-
Total raw materials and consumables used	**1,827**	**773**
Electricity delivering and transmission charges	119	29
Transport by related parties	1	1
Subcontracted work	38	20
Services	134	47
Services from Parent Entities	-	-
Services from related parties	2	1
Services from associates	6	6
Total services used	**300**	**104**
Change in inventories of fuels	(37)	(1)
Change in inventories of materials	(1)	-
Changes in inventories of fuels and materials	**(38)**	**(1)**
Total costs for raw materials and services	**2,089**	**876**
Other operating costs	**143**	**97**
Total operating costs	**2,232**	**973**

30) Labour costs

At June 30, 2008 labour costs, net of capitalised expenses, come to a total of 229 million euro (73 million euro at June 30, 2007), for an increase of 156 million euro. The main items in this caption are commented on below:

Labour costs - *Millions of euro*	**06 30 2008**	**06 30 2007** *Restated*
Wages and salaries	142	45
Social security charges	53	16
Severance indemnities	10	5
Retirement benefits and similar provisions	1	-
Other costs	23	7
Total labour costs	**229**	**73**

The average number of people working for the A2A Group at June 30, 2008 was 8,635 (2,791 at June 30, 2007). The increase in labour cost derives mainly from the increase in the average number of people working for the Group as a result of the merger, which took effect from January 1, 2008, as well as the personnel hired during the first half of the year to work on new initiatives in the territory entrusted to the A2A Group.

Note that labour costs in the first half of 2008 reflect the charges deriving from renewal of the national labour contracts. The provision for severance indemnities includes the impact of the welfare reform that took full effect from July 1, 2008.

Other costs principally contain the effects of updating the actuarial calculations relating to employee benefits.

31) Gross profit from operations

As a result of these various movements, consolidated gross profit from operations at June 30, 2008 comes to 527 million euro (243 million euro at June 30, 2007).

32) Depreciation and amortisation, provisions and writedowns

Depreciation and amortisation, provisions and writedowns at June 30, 2008 amount to 176 million euro (79 million euro at June 30, 2007), an increase of 97 million euro. They are made up of:

Depreciation and amortisation, provisions and writedowns *Millions of euro*	**06 30 2008**	**06 30 2007** *Restated*
Amortisation of intangible assets	8	3
Depreciation of property, plant and equipment, of which:	142	64
- *1. ordinary depreciation*	115	56
- *2. depreciation of transferable assets*	27	8
Total depreciation and amortisation	**150**	**67**
Provisions for risks and charges	10	8
Writedown of receivables included among current assets and liquid funds	15	4
Other provisions	1	-
Other writedowns/writebacks of non-current assets	-	-
Total depreciation and amortisation, provisions and writedowns	**176**	**79**

Depreciation and amortisation amount to 150 million euro (67 million euro at June 30, 2007), for an increase of 83 million euro, of which:

- 78 million euro of depreciation. This increase is attributable to higher depreciation on freely transferable assets and includes 16 million euro of the effects of the sentence no. 1 of January 18, 2008 of the Constitutional Court, which declared that a part of the regulation contained in the Budget Law 2006, which provided for a 10-year extension of hydroelectric concessions, was unconstitutional; The Company reserves the right to take any steps to protect its investments and its interests;
- 5 million euro of amortisation.

Writedowns of receivables amount to 15 million euro (4 million euro at June 30, 2007), for an increase of 11 million euro. This variance is mainly due to a deterioration in certain debtor situation.

Provisions for risks and charges at June 30, 2008 amount to 10 million euro (8 million euro at June 30, 2007) and relate to disputes with social security entities and local authorities, as well as outstanding lawsuits with third parties and personnel.

33) Profit from operations

Profit from operations amounts to 351 million euro (164 million euro at June 30, 2007).

34) Financial costs

Net financial costs amount to 71 million euro (compared with net financial income of 42 million euro at June 30, 2007), a decrease of 113 million euro.

Details of the more important items are given below:

Financial costs - *Millions of euro*	**06 30 2008**	**06 30 2007** *Restated*
Financial income	32	24
Financial charges	107	57
Gains and losses on valuation of investments at equity	4	75
Total financial costs	**(71)**	**42**

Financial income amounts to 32 million euro (24 million euro at June 30, 2007) and shows an increase of 8 million euro, of which:

- 11 million euro arising from the gains on financial derivatives, relating principally to the fair value of the contracts stipulated in connection with the committed lines of credit and to the fair value of the bond loan, net of the negative impact of the fair value of the derivatives hedging the interest rate risk on the bond loan. This caption at June 30, 2008 amounts to 26 million euro (15 million euro at June 30, 2007);
- a negative difference of 5 million euro because of zero dividend income at June 30, 2008, compared with the 5 million euro of dividend income at June 30, 2007, mainly for the dividends distributed by Atel Aare Tessin AG fur Elektrizitat;
- 2 million euro deriving from receivables/securities included in current assets which at June 30, 2008 amount to 6 million euro (4 million euro at June 30, 2007).

Financial charges amount to 107 million euro (57 million euro at June 30, 2007) for an increase of 50 million euro, of which:

- 4 million euro relating to charges on financial derivatives that at June 30, 2008 show a balance of 10 million euro (6 million euro at June 30, 2007);
- 46 million euro relating to charges on financial liabilities which at June 30, 2008 show a balance of 97 million euro (51 million euro at June 30, 2007). This balance mainly refers to interest on bond loans, 27 million euro; interest and bank charges for 41 million euro; finance lease interest for 1 million euro and miscellaneous charges for 28 million euro.

The increase in net financial charges was caused mainly by the increase in average net debt, which rose by around 1.5 billion euro due to the mergers.

Note that at June 30, 2007, 2 million euro of interest expense was booked in connection with the recovery of taxes for the years 1996-1999. For further information, please read the section entitled "EC infringement procedure".

The portion of gains and losses on valuation of investments at equity amounts to 4 million euro (75 million euro at June 30, 2007), decreasing by 71 million euro, mainly due to the lower result made by Transalpina di Energia S.r.l. Moreover, in the first half of 2007, the 40% interest in Plurigas S.p.A. was valued at equity. As a result of the merger, from January 1, 2008 it is now fully consolidated.

A reminder that this caption includes the valuations at equity of the investments in the Group's associates, the main ones being in Edipower S.p.A., Transalpina di Energia S.r.l., Ergon Energy S.r.l., ACSM Como S.p.A., AGAM S.p.A. and Metroweb S.p.A..

Note that the 20% stake in Endesa Italia S.p.A. (now EON Produzione S.p.A.) has been consolidated in accordance with IFRS 5, so it is included in caption 38 "Net result from non-current assets held for sale" which should be referred to for further information.

35) Other non-operating income

This caption has a balance at June 30, 2008 of 13 million euro (zero at June 30, 2007) and refers to the penalties due to AMSA S.p.A.. (wholly owned by A2A S.p.A.) as part of the dispute with Alstom Power S.p.A.. For further details, see the paragraph entitled "Alstom Power S.p.A./AMSA S.p.A." in "Other information".

Note that this item refers to non-recurring income not directly relating to the Group's industrial or financial operations.

36) Other non-operating costs

This caption has a zero balance at June 30, 2008. It amounted to 3 million euro at June 30, 2007 and related entirely to the recovery of taxes for the years from 1996 to 1999. For further information, please read the section entitled "EC infringement procedure".

Note that this item refers to non-recurring costs not directly relating to the Group's industrial or financial operations.

37) Income tax expense

Income tax expense - *Millions of euro*	**06 30 2008**	**06 30 2007** *Restated*
Current taxes	134	48
Deferred tax assets	(27)	(12)
Deferred tax liabilities	24	9
Total income tax expense	**131**	**45**

Income tax for the period is calculated as follows, based on current accounting principles and consolidation policies:

- current taxes for the period (IRES and IRAP) of 134 million euro;
- deferred tax assets of 27 million euro;
- deferred tax liabilities of 24 million euro.

Note that income tax have been calculated taking into account the effect of the new rules introduced by Law 244/07, applicable from January 1, 2008, as well as the recent Decree Law 112 of June 25, 2008 (the so-called "Summer 2008 Manoeuvre", which brought in a 5.5% surtax for companies operating in the production and sale of gas and electricity. The provisions of Law 244/07 mainly concern the reduction of nominal tax rates for IRES and IRAP (from 33% to 27.5% and from 4.25% to 3.90% respectively), which have had a positive impact on the bottom line, partly offset by other measures that widened the tax base (such as limitations on the deductibility of interest expenses and the elimination of the tax consolidation adjustment for dividends).

The subsequent provisions introduced by Decree Law 112/08, which concerned certain Group companies (including the parent company A2A S.p.A.), involved a current IRES surcharge of 12 million euro and a simultaneous increase in deferred tax assets and liabilities of 17 and 31 million euro, respectively.

38) Net result of non-current assets due to be sold

In the first half of 2007, this caption had a negative balance of 1 million euro and included the net results of the non-current assets held for sale relating to the Ecodeco Group.

39) Net result of non-current assets due to be sold

The Group net profit, net of minority interests of 3 million euro (41 million euro at June 30, 2007), amounts to 159 million euro (116 million euro at June 30, 2007).

Note that in addition to the mergers of ASM Brescia S.p.A. and AMSA Holding S.p.A. with A2A S.p.A., there also took place during the period the non-recurring transaction reflected in caption 35 of the income statement in connection with the dispute between AMSA S.p.A. and Alstom Power S.p.A. which generated non-recurring income unrelated to the Group's industrial or financial operations of 13 million euro.

Earnings per share

40) Earnings per share

Earnings per share (in euro)	06 30 2008	06 30 2007
– basic	0.0513	0.0649
– basic, from continuing operations	0.0513	0.0656
– diluted	0.0513	0.0643
– diluted, from continuing operations	0.0513	0.0650

Notes on related party transactions

41) Notes on related party transactions

The definition of "related parties" is indicated in the international accounting standard on the disclosures to be made in financial statements on related party transactions (IAS 24), adopted in accordance with the procedure mentioned in article 6 of the EC Regulation no. 1606/2002 and therefore, in the case of A2A S.p.A., they are:

Relations with the Parent Entities and their subsidiaries

Note that prior to the merger of Amsa Holding S.p.A. and ASM Brescia S.p.A. with A2A S.p.A. on January 1, 2008:

— A2A S.p.A. (formerly AEM) was held 42.267% by the Municipality of Milan with 760,816,004 shares, of which 42.264% were held directly (760,768,604 shares) and 0.003% (47,400 shares) indirectly through Metropolitana Milanese S.p.A. However, because of certain clauses in the articles of association, the Municipality of Milan had the power to appoint a majority of the directors and to nominate the Chairman of the Board of Directors; in other words, it had control of A2A S.p.A. (formerly AEM);

— Amsa Holding S.p.A. was wholly owned by the Municipality of Milan;

— ASM Brescia S.p.A. was held 69.2% by the Municipality of Brescia.

On October 5, 2007, the two Municipalities stipulated a shareholder agreement to regulate the ownership structure and governance of A2A, giving rise to joint control by the Municipalities over the company by means of a dualistic system of administration and control. So whatever the legal structure adopted, the operation results in a joint venture under the joint control of the Municipality of Brescia and the Municipality of Milan.

Dealings between companies of the A2A Group and the Municipalities of Milan and Brescia are of a commercial nature, involving the supply of electricity, gas, heat and management of the public illumination and traffic light systems, as well as local police controls over the

application of urban hygiene rules and lease instalments for the areas and buildings used for the Group's operating activities.

Similarly, the companies of the A2A Group have commercial dealings with the companies controlled by the Municipalities of Milan and Brescia, such as SEA S.p.A., Metropolitana Milanese S.p.A. SOGEMI S.p.A., ATM S.p.A., Brescia Mobilità S.p.A., Brescia Trasporti S.p.A. Centrale del Latte di Brescia S.p.A. and Sintesi S.p.A., providing them with electricity, gas, heat, sewer management and water purification services at market rates for the supply conditions in question. They also provide them with other services on request. We would emphasise that these companies are not considered related parties in the summary schedules prepared according to CONSOB Resolution 15519 of July 27, 2006.

Dealings between the Municipalities of Milan and Brescia and the A2A Group relate to public illumination and traffic light services and the management and distribution of electricity, gas and heat, as well as sewer management and water depuration, which are governed by special agreements and specific contracts.

There are also dealings of a financial nature between A2A S.p.A. and the Municipality of Milan which are regulated by means of an interest-bearing current account, through which reciprocal payments are made; this current account is subject to normal market interest rates.

As regards dealings between A2A S.p.A. and the other businesses controlled by the Municipality of Milan. it should be remembered that A2A S.p.A. has a 49% stake in Malpensa Energia S.r.l., which is controlled by SEA S.p.A., as well as 27% of Zincar S.r.l., which is controlled directly by the Municipality of Milan.

Dealings with subsidiaries and associates

A2A S.p.A. provides centralised treasury services for all of its subsidiaries.

Intercompany transactions are regulated through current accounts between the parent company and the subsidiaries; intercompany balances bear interest at the 3-month Euribor rate increased for the creditor positions (of A2A S.p.A.) or reduced for the debtor positions by a margin in line with what is applied by the financial market.

In 2008, A2A S.p.A. and its subsidiaries again filed their VAT return on a group basis.

Note that for IRES purposes, A2A S.p.A. files for tax on a consolidated basis, together with its main subsidiaries, in accordance with arts. 117-129 of DPR 917/86. To this end, a contract has been stipulated with each of the subsidiaries involved in the Group tax return to regulate the tax benefits and burdens transferred, with specific reference to current items.

The parent company A2A S.p.A. provides the subsidiaries and associates with administrative, tax, legal, managerial and technical services, so as to optimise the resources available within

the company and to make the best use of existing know-how in the most economical way possible. These services are governed by specific service contracts that are stipulated annually. The parent company AEM S.p.A. also makes available office space and operating areas at its own premises to subsidiaries and the associates, as well as services relating to their use. These are provided at market conditions.
A2A S.p.A. provides a power generation service to AEM Trading S.r.l. in exchange for a monthly fee that depends on the effective availability of the thermoelectric and hydroelectric plants.
A2A S.p.A. purchases an insignificant quantity of rights needed for hydroelectric production from the associate Società Servizi Valdisotto S.p.A. under a contractual agreement.
IT services are provided by the subsidiaries Selene S.p.A., BAS.Com S.p.A., Itradeplace S.p.A. and by the associate e-Utile S.p.A..

As regards the consolidation under the equity method of the Transalpina di Energia Group, which is jointly controlled through Delmi S.p.A., note that the parent company, A2A S.p.A., does not have any direct dealings with companies of the Transalpina di Energia Group.

Intercompany transactions and balances are summarised in the following tables, in accordance with Consob resolution 15519 of July 27, 2006:

Balance sheet - *Millions of euro*	Total 06 30 2008	Of which with related parties					
		Subsidiary companies	Affiliated companies	Associated companies	Parent entities (1)	Total related parties	% on caption of the financial statements
ASSETS	**5,399**	**–**	**40**	**2,613**	**129**	**2,782**	**51.5%**
Non-current assets	3,246	–	–	2,603	–	2,603	80.2%
Investments	2,577	–	–	2,577	–	2,577	100.0%
Other non-current financial assets	669	–	–	26	–	26	3.9%
Current assets	1,457	–	40	10	129	179	12.3%
Trade receivables	1,451	–	40	10	124	174	12.0%
Current financial assets	6	–	–	–	5	5	83.3%
Non-current assets held for sale	696	–	–	689	–	689	99.0%
LIABILITIES	**4,129**	**–**	**59**	**6**	**11**	**76**	**1.8%**
Current liabilities	4,129	–	59	6	11	76	1.8%
Non-current financial liabilities	3,164	–	–	–	1	1	0.0%
Trade payables	965	–	59	6	10	75	7.8%

(1) Dealings with the Municipalities of Milan and Brescia.

Income statement - *Millions of euro*	Total 06 30 2008	Of which with related parties				
		Associated companies	Affiliated companies	Parent entities (1)	Total related parties	% on caption of the financial statements
REVENUES	**2,988**	**3**	**17**	**124**	**144**	**4.8%**
Revenues from sales and services	2,899	2	17	124	143	4.9%
Other operating income	89	1	–	–	1	1.1%
OPERATING COSTS	**2,232**	**6**	**158**	**1**	**165**	**7.4%**
Costs for raw materials and services	2,089	6	96	–	102	4.9%
Other operating costs	143	–	62	1	63	44.1%
Financial charges	**107**	**–**	**–**	**–**	**–**	**0.0%**
Financial income	**32**	**–**	**–**	**–**	**–**	**0.0%**
Gains and losses on valuation of investments at equity	**4**	**4**	**–**	**–**	**4**	**100%**

(1) Dealings with the Municipalities of Milan and Brescia.

Significant non-recurring, atypical or unusual transactions

42) Significant non-recurring, atypical or unusual transactions

There are no atypical or unusual transactions.
Significant non-recurring transactions relate to the reclassification according to IFRS 5 of the investment in E.ON Produzione (formerly Endesa) on the conclusion of the dispute between AMSA S.p.A. (wholly owned by A2A S.p.A.) and Alstrom Power S.p.A., which involved AMSA S.p.A. booking non-recurring revenues of 13 million euro for the penalties to be paid to it (see the paragraph entitled "Alstom Power S.p.A./AMSA S.p.A." in "Other information" for further information) and to the mergers on January 1, 2008 of ASM Brescia S.p.A. and AMSA Holding S.p.A. with AEM S.p.A., which then immediately changed its name to A2A S.p.A..

The following table shows the effects of the merger on the balance sheet:

Millions of euro	Consolidated balance sheet 12 31 2007 *Restated*	Effect of AMSA's merger	Effect of ASM's merger	01 01 2008 post merger
ASSETS				
NON-CURRENT ASSETS				
Property, plant and equipment	2,083	229	1,565	3,877
Intangible assets	360	4	176	540
Investments carried at equity	2,501	-	820	3,321
Other non-current financial assets	516	-	20	536
Deferred tax assets	197	16	45	258
Other non-current assets	27	1	12	40
TOTAL NON-CURRENT ASSETS	**5,684**	**250**	**2,638**	**8,572**
CURRENT ASSETS				
Inventories	24	5	146	175
Trade receivables	902	141	696	1,739
Other current assets	178	4	101	283
Current financial assets	-	4	-	4
Current tax assets	19	-	28	47
Cash and cash equivalents	32	1	154	187
TOTAL CURRENT ASSETS	**1,155**	**155**	**1,125**	**2,435**
NON-CURRENT ASSETS HELD FOR SALE	**4**	**-**	**-**	**4**
TOTAL ASSETS	**6,843**	**405**	**3,763**	**11,011**

Millions of euro	**Consolidated balance sheet 12 31 2007** *Restated*	**Effect of AMSA's merger**	**Effect of ASM's merger**	**01 01 2008 post merger**
EQUITY AND LIABILITIES				
EQUITY				
Share capital	936	51	642	1,629
(Treasury shares)	(64)	-	-	(64)
Other reserves and result	1,388	29	898	2,315
Equity pertaining to the Group	2,260	80	1,540	3,880
Minority interests	794	–	31	825
Total equity	**3,054**	**80**	**1,571**	**4,705**
LIABILITIES				
NON-CURRENT LIABILITIES				
Non-current financial liabilities	1,723	54	962	2,739
Deferred tax liabilities	173	11	121	305
Employee benefits	154	67	51	272
Provisions for risks, charges and liabilities for landfills	169	37	106	312
Other non-current liabilities	256	–	30	286
Total non-current liabilities	**2,475**	**169**	**1,270**	**3,914**
CURRENT LIABILITIES				
Trade payables	631	88	331	1,050
Other current liabilities	238	44	301	583
Current financial liabilities	430	21	279	730
Tax liabilities	11	3	11	25
Total current liabilities	**1,310**	**156**	**922**	**2,388**
TOTAL LIABILITIES	**3,785**	**325**	**2,192**	**6,302**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**4**	-	-	**4**
TOTAL EQUITY AND LIABILITIES	**6,843**	**405**	**3,763**	**11,011**

Guarantees and commitments with third parties

Guarantee deposits received

The guarantees deposited by subcontractors and guarantees issued by credit institutions to ensure proper execution of work amount to 348 million euro (234 million euro at December 31, 2007).

Guarantees and commitments with third parties

These amount to 1,273 million euro (230 million euro at December 31, 2007) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.

As regards the equity derivatives stipulated by Delmi S.p.A. explained above, A2A S.p.A. has issued a Deed of Guarantee and Indemnity, guaranteeing the performance of Delmi S.p.A.'s bonds.

Secured guarantees given

Note that the investment in Metroweb S.p.A. and the convertible bond loan issued by Metroweb S.p.A. of the nominal value of 24 million euro, and held by AEM S.p.A. (now A2A S.p.A.) have been pledged to the banks that finance Metroweb S.p.A..
Note that the Edipower shares owned by A2A S.p.A. (book value 398 million euro) have been given in pledge to a pool of banks for the loans granted by them.
At June 30, 2008 the Ecodeco Group has given secured guarantees to third parties for 1.5 million euro in the form of pledges on quotas of subsidiaries (S.r.l.).

Other commitments and risks

In the field of natural gas import contracts of Plurigas S.p.A. there are "take or pay" clauses which envisage an obligation for the buyer to pay for the quantity not withdrawn compared with a set threshold if the non-withdrawals are due to causes not foreseen in the contract, except for the possibility during the course of the contract to recover at certain conditions the volume already partially paid for but not withdrawn.

Guarantees given by A2A S.p.A. in the interest of Ecodeco Group companies

At June 30, 2008 they amount to 5 million euro and relate principally to guarantees given in favour of the Tax Authorities for VAT credits pertaining to 2006.

The mortgage on the Bas Power waste incineration plants still exists as the cancellation procedure still has to be completed.

Group companies hold under concession third party assets worth 147 million euro.

Other information

1) Significant events after June 30, 2008

The description of events is included in the report on operations in the consolidated condensed interim financial statements.

2) Information on treasury shares

At June 30, 2008 A2A S.p.A. held 47,434,850 treasury shares, equal to 1.514% of the share capital which consists of 3,132,905,277 shares. At June 30, 2008 the subsidiaries and associates do not hold any shares in the parent company, A2A S.p.A., nor have they made any purchases or sales of such shares during the course of' the period. The par value of these shares is 0.52 euro; for further information see the section entitled "Significant events during the period".

3) Information on non-current assets held for sale and discontinued operations (IFRS 5)

At June 30, 2008 "Non-current assets held for sale", "Liabilities directly related to non-current assets held for sale" include figures deriving from consolidation of the Ecodeco Group, in particular the assets belonging to certain businesses held for sale and the reclassified investment in Endesa Italia S.p.A. (now E.ON Produzione S.p.A.). For further information, see balance sheet note 12.

The following is information on the key balance sheet and income statement figures for the businesses concerned.

Figures at June 30, 2008

Assets and liabilities of companies held for sale *Millions of euro*	**Ecodeco Group**	**E.ON Produzione S.p.A. (formerly Endesa Italia)**	**Total**
Non-current assets	-	689	689
Current assets	7	-	7
Total assets	7	689	696
Non-current liabilities	-	-	-
Current liabilities	9	-	9
Total liabilities	**9**	**-**	**9**

4) Reclassification and restatement of comparative figures

This paragraph explains the reasons and impacts of the reclassifications and restatements made to the comparative figures at June 30, 2007.

Restatement for change in the method of consolidation for investments under joint control (joint ventures)

As explained in the section entitled "Scope of consolidation", to which reference should be made for further detail, as a result of the change in the method of consolidation for investments under joint control (joint ventures) adopted from January 1, 2008 with retroactive effect from December 31, 2006 (restatement), the balance sheet and income statement figures at June 30, 2007 and have been restated to ensure consistency and comparability.

Changes in the format of the financial statements

The following tables reconcile the balance sheet and income statement format used at June 30, 2007 with the new format adopted for these condensed financial statements, which was changed to reflect the integration process following the merger between AEM S.p.A. (now A2A S.p.A.) with ASM S.p.A. and AMSA S.p.A..

Reconciliation balance sheet at June 30, 2007 new principles and new format

Millions of euro	RECONCILIATION - NEW FORMAT				
		Reclassifications			
BALANCE SHEET AT JUNE 30, 2007 OLD FORMAT	**Published**	**(-)**	**(+)**	**New format**	
NON-CURRENT ASSETS					
Property, plant and equipment	6,948			6,948	
Property	18			18	
Intangible assets	2,757			2,757	
Investments	86			86	
Other non-current financial assets	567			567	
Deferred tax assets	262			262	
Other non-current receivables	28		49	77	
Restricted or pledged deposits	9	(9)			
Other non-current assets	5	(5)			
TOTAL NON-CURRENT ASSETS	**10,680**	**(14)**	**49**	**10,715**	
CURRENT ASSETS					
Inventories	224		(10)	214	
Current financial assets	7	(7)			
Current derivatives	110	(110)			
Tax receivables	50	(50)			
Trade and other receivables	1,485	(1,485)			
Cash and cash equivalents	597	(597)			
Other current assets	21	(21)			
			1,275	1,275	
			341	341	
			7	7	
			25	25	
			597	597	
TOTAL CURRENT ASSETS	**2,494**	**(2,270)**	**2,235**	**2,459**	
NON-CURRENT ASSETS HELD FOR SALE	**8**			**8**	
TOTAL ASSETS	**13,182**	**(2,284)**	**2,284**	**13,182**	

RECONCILIATION - NEW FORMAT	RECONCILIATION - NEW PRINCIPLES		
BALANCE SHEET AT JUNE 30, 2007 NEW FORMAT	**New format**	**Effect of change in accounting policy**	**June 30, 2007** *Restated*
NON-CURRENT ASSETS			
Property, plant and equipment	6,948	(4,892)	2,056
Property	18	(18)	-
Intangible assets	2,757	(2,407)	350
Investments valued at equity	86	2,401	2,487
Other non-current financial assets	567	(141)	426
Deferred tax assets	262	(91)	171
Other non-current assets	77	(39)	38
TOTAL NON-CURRENT ASSETS	**10,715**	**(5,187)**	**5,528**
CURRENT ASSETS			
Inventories	214	(182)	32
Trade receivables	1,275	(616)	659
Other current assets	341	(197)	144
Current financial assets	7	(7)	-
Current tax assets	25	(20)	5
Cash and cash equivalents	597	(492)	105
TOTAL CURRENT ASSETS	**2,459**	**(1,514)**	**945**
NON-CURRENT ASSETS HELD FOR SALE	**8**		**8**
TOTAL ASSETS	**13,182**	**(6,701)**	**6,481**

Millions of euro	RECONCILIATION - NEW FORMAT			
		Reclassifications		
BALANCE SHEET AT JUNE 30, 2007 OLD FORMAT	**Published**	**(-)**	**(+)**	**New format**
SHAREHOLDERS' EQUITY AND LIABILITIES				
EQUITY				
Share capital	936			936
(Treasury shares)	(47)			(47)
Legal reserve	102	(102)		
Other reserves	885	(885)		
			987	987
Net profit for the period	116			116
Equity pertaining to the Group	**1,992**	**(987)**	**987**	**1,992**
Minority interests	2,286			2,286
Total equity	**4,278**	**(987)**	**987**	**4,278**
LIABILITIES				
NON-CURRENT LIABILITIES				
Medium/long-term financial liabilities	3,576	(3,576)	3,572	3,572
Deferred tax liabilities	798			798
Employee benefits	205			205
Provisions for risks	607			607
Other non-current liabilities	221		33	254
Total non-current liabilities	**5,407**	**(3,576)**	**3,605**	**5,436**
CURRENT LIABILITIES				
Trade and other payables	1,920	(1,920)		
Tax liabilities	114	(114)		
Short-term financial liabilities	1,436	(1,436)		
Other liabilities	19	(19)		
			1,081	1,081
			916	916
			1,394	1,394
			69	69
Total current liabilities	**3,489**	**(3,489)**	**3,460**	**3,460**
Total liabilities	**8,896**	**(7,065)**	**7,065**	**8,896**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**8**			**8**
TOTAL EQUITY AND LIABILITIES	**13,182**	**(8,052)**	**8,052**	**13,182**

RECONCILIATION - NEW FORMAT	RECONCILIATION - NEW PRINCIPLES		
BALANCE SHEET AT JUNE 30, 2007 NEW FORMAT	**New format**	**Effect of change in accounting policy**	**June 30, 2007** *Restated*
SHAREHOLDERS' EQUITY AND LIABILITIES			
EQUITY			
Share capital	936		936
(Treasury shares)	(47)		(47)
Reserves	987		987
Net profit for the period	116		116
Equity pertaining to the Group	**1,992**	**-**	**1,992**
Minority interests	2,286	(1,526)	760
Total equity	**4,278**	**(1,526)**	**2,752**
LIABILITIES			
NON-CURRENT LIABILITIES			
Non-current financial liabilities	3,572	(2,229)	1,343
Deferred tax liabilities	798	(599)	199
Employee benefits	205	(48)	157
Provisions for risks	607	(449)	158
Other non-current liabilities	254	(5)	249
Total non-current liabilities	**5,436**	**(3,330)**	**2,106**
CURRENT LIABILITIES			
Trade payables	1,081	(644)	437
Other current liabilities	916	(298)	618
Current financial liabilities	1,394	(842)	552
Tax liabilities	69	(61)	8
Total current liabilities	**3,460**	**(1,845)**	**1,615**
Total liabilities	**8,896**	**(5,175)**	**3,721**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**8**		**8**
TOTAL EQUITY AND LIABILITIES	**13,182**	**(6,701)**	**6,481**

Reconciliation income statement at june 30, 2007 new format and new principles

Millions of euro	RECONCILIATION - NEW FORMAT			
		Reclassifications		
INCOME STATEMENT AT JUNE 30, 2007 OLD FORMAT	**Published**	**(-)**	**(+)**	**New format**
Revenues				
Revenues from sales	3,174	(3,174)		
Revenues from services	97	(97)		
Revenues from long-term contracts	6	(6)		
Other operating income	95	(95)		
Total revenues	**3,372**	**(3,372)**		
Other operating income	**49**	**(49)**		
			3,293	3,293
			132	132
Total revenues and other operating income	**3,421**			**3,425**
Operating costs				
Raw materials and consumables used	1,861	(1,861)		
Services used	460	(460)		
Change in inventories of finished products	35	(35)		
Other operating costs	175	(175)		
			2,400	2,400
			132	132
Total operating costs	**2,531**			**2,532**
Labour costs	**137**			**137**
Gross profit from operations	**753**			**756**
Depreciation and amortisation, provisions and writedowns	**300**			**300**
Profit from operations	**453**			**456**
Gains (losses) from financial assets held for trading	(4)	4		
Other gains (losses) on derivatives	9	(9)		
Gains (losses) from financial assets available for sale	(1)	1		
Financial charges	129	(129)		
Income (losses) from financial assets	24	(24)		
			73	73
			174	174
Total financial costs	**(101)**			**(101)**

RECONCILIATION - NEW FORMAT	RECONCILIATION - NEW PRINCIPLES		
INCOME STATEMENT AT JUNE 30, 2007 OLD FORMAT NEW FORMAT	**New format**	**Effect of change in accounting policy**	**June 30, 2007** *Restated*
Revenues			
Revenues from the sale of goods and services	3,293	(2,029)	1,264
Other operating income	132	(107)	25
Total revenues	**3,425**	**(2,136)**	**1,289**
Operating costs			
Costs for raw materials finished products and services	2,400	(1,524)	876
Other operating costs	132	(35)	97
Total operating costs	**2,532**	**(1,559)**	**973**
Labour costs	137	(64)	73
Gross profit from operations	**756**	**(513)**	**243**
Depreciation and amortisation, provisions and writedowns	**300**	**(221)**	**79**
Profit from operations	**456**	**(292)**	**164**
Financial income	73	(49)	24
Financial charges	174	(117)	57
Result of investments valued at equity		75	75
Total financial costs	**(101)**	**143**	**42**

Millions of euro	RECONCILIATION - NEW FORMAT				
		Reclassifications			
INCOME STATEMENT AT JUNE 30, 2007 OLD FORMAT	**Published**	**(-)**	**(+)**	**New format**	
Result of investments valued at equity					
Gains (losses) on disposal of property, plant and equipment	3	(3)			
Other non-operating profits	13			13	
Other non-operating costs	(9)			(9)	
Profit before tax	**359**			**359**	
Income tax expense	151			151	
Net profit (loss) of operating activities, net of taxes	**208**			**208**	
Net result from non-current assets sold or held for sale	(1)			(1)	
Net profit (loss)	**207**			**207**	
Minority interests	(91)			(91)	
Group net profit for the period	**116**			**116**	

RECONCILIATION - NEW FORMAT	RECONCILIATION - NEW PRINCIPLES		
INCOME STATEMENT AT JUNE 30, 2007 OLD FORMAT NEW FORMAT	**New format**	**Effect of change in accounting policy**	**June 30, 2007** *Restated*
Other non-operating profits	13	(13)	-
Other non-operating costs	(9)	6	(3)
Profit before tax	**359**	**(156)**	**203**
Income tax expense	151	(106)	45
Net profit (loss) of operating activities, net of taxes	**208**	**(50)**	**158**
Net result from non-current assets sold or held for sale	(1)		(1)
Net profit	**207**	**(50)**	**157**
Minority interests	(91)	50	(41)
Group net profit for the period	**116**		**116**

5) Update of the delmi group's main legal and tax disputes still pending

EC infringement procedure

On June 5, 2002, the European Commission published a decision declaring that the three-year exemption from income tax (under article 3.70 of Law 549/95 and article 66.14 of D.L. 331/1993, converted into Law 427/93) and the advantages deriving from the loans granted under article 9-*bis* of D.L. 318/1986, converted into Law 488/96) granted to joint-stock companies with a public-sector majority set up under Law 142/90 was incompatible with EC law as it was considered State aid, which is banned by article 87.1 of the EC Treaty.
On the other hand, the Commission did not consider the tax exemption on the transfers under article 3.69 of Law 549/95 as State aid.
This decision was notified on June 7, 2002 to the Italian State, which impugned it before the Court of Justice. Subsequently, by order of the Court of Justice dated June 8, 2004, the case was transferred to the Court of First Instance with reference number T-222/04, following the enlargement of that court's functions based on the Treaty of Nice.
In July 2002, the decision was subsequently communicated by the Commission to the companies, which impugned it before the Court of First Instance of the European Community on September 30, 2002, pursuant to article 230.4 of the EC Treaty. Other public-sector companies and Confservizi are also considering impugning this decision.

The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 Decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.

The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.

On the invitation of the Commission, the Italian State has activated a recovery procedure, preparing a questionnaire to carry out a survey of joint-stock companies with a public-sector majority that have benefited from this kind of tax exemption or from loans granted by the Cassa Depositi e Prestiti during the years under consideration.

The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Senate in April 13, 2005 (article 27, Law 62 of April 18, 2005). The measure envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of

the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. The guidelines were then amended to make them more precise by article 1.133 of Law 266 of March 23, 2006 (Budget Law 2006).
Subsequently, following Italy's condemnation by the Court of Justice for the delay in recovering the "aid" (Sentence June 1, 2006, lawsuit C — 207/05), with Decree 10 of February 15, 2007 (converted into Law 46 of April 6, 2007), further amendments were made to the existing recovery procedures. However, these amendments did not entail new obligations for the companies, as the recovery has been carried out on the basis of the declarations already presented under the previous regulations, having regard to the aid effectively used.

In the second two month-period of 2007, the Tax Authorities sent notice to AEM S.p.A. and ASM S.p.A. in a "communication-injunction" based on Decree Law 10/2007 in connection with the alleged State aid enjoyed during the moratorium periods.

Given that the lawsuits involving to the merging company AEM S.p.A. (now A2A S.p.A.) and the merged company ASM S.p.A. are already the subject of separate proceedings at the Court of First Instance of the European Community and a different position in relation to the "communication-injunction", we will explain the two situations separately so that they are easier to understand.

Former AEM S.p.A. (now A2A S.p.A.)

In the proceedings taken by AEM S.p.A., on January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.

On March 15, 2006 AEM deposited a brief in response to the judgement pending before the Court of first instance. The written phase of the judgement has therefore been concluded. On February 28, 2008, the Court of First Instance communicated to AEM its intention to combine (only for the oral phase) the various lawsuits being brought by AEM, Confservizi, other prevalently public-sector companies and by the Italian Government, asking for their opinions. On March 6, 2008 AEM communicated to the Court that it would welcome such a move to combine the various lawsuits. It would appear that the other plaintiffs are also in favour. On April 16 2008, the final hearing took place before the Court of First Instance.

With reference to article 27 of Law 62 of April 18 2005, AEM S.p.A. has punctually complied with the obligations that the former municipal utilities have been subjected to as laid down in the recovery regulations and related implementation instructions.
On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with article 27 of Law 62. The visit was merely to ascertain the amount of any taxes that are to be reimbursed, to be followed by their definitive liquidation. AEM S.p.A. has given the inspectors an ample statement on how the tax returns were compiled. If all possible forms of legal protection fail, it is reasonable to assume that the Italian government's efforts to recover this money will take the form of a revocation of the benefits granted in various ways to different public service sectors, to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.
Talking of which, AEM's appeal explains how the Company operated during the 1996-1999 period, the one under review by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM S.p.A. did not take part in any tender to be entrusted the service.
In light of the uncertainty regarding the outcome of the appeals launched by the Italian State and by AEM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to December 31, 2006. Because of these same conditions of uncertainty, it is currently impossible to have sufficient objective elements to make a reasonable estimate of the impact on AEM S.p.A. as a consequence of this Decision.
It is also worth bearing in mind that the bulk of the earnings distributed by AEM S.p.A. during this tax moratorium went to the Municipality of Milan, part of the Public Administration.
AEM S.p.A. did not receive any loans from the Cassa Depositi e Prestiti under the laws mentioned and during the period considered by the Commission.

On March 30, 2007, the Milan Tax Office notified four assessments, or "communication-injunctions" under Decree Law 10/2007, relating to the aid alleged to have been used during the periods 1996, 1997, 1998 and 1999.
The sums requested in these assessments come to a total, including interest, of 4.9 million euro and are based on the Company's own declaration in July 2005, except as regards the derecognition of the effects of accepting the so-called "tombstone" tax amnesty under Law no. 289/2002; the related interest has also been calculated.

Based on the provisions of Decree Law 10/2007, the sums thus calculated and not paid have to be forcibly collected by including them in the tax roll; the rules do not permit any extended payment terms or suspensions, not even in the case of impugnment.

Having taken note of these communications, and considered Decree Law 10/2007 and related conversion law and checked that the amounts requested agree with those originally declared, the Company decided on April 27, 2007 to pay.

As a result of the above, the amounts paid have been included in the 2007 accounts under "Financial charges" and "Other non-operating costs".
In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments - together with those presented by the other former municipal utilities and by the Italian Government - have been examined in terms of merit on April 16, 2008, before the Court of First Instance of the European Community. A decision is expected by the end of 2008. If the actions taken before the European Court of Justice are successful, the amounts paid by the Company ought to be reimbursed.
Also in this connection, the Company thought it best to appeal against any such decisions in the fiscal courts.
The Provincial Tax Commission of Milan — Section 21, rejected the proposed appeals with sentence no. 8 of January 25, 2008.

The former ASM Brescia S.p.A. (absorbed by A2A S.p.A. from January 1, 2008)

As regards ASM's position, while we are waiting for the outcome of the appeals to the Court of First Instance in Luxembourg, presented for ourselves on January 2, 2003 and *ad adiuvandum* for AEM S.p.A. and AMGA S.p.A., we felt that the European Commission's decision 2003/293/CE could not be applied to it because of the particular nature of its situation: during the period under consideration, the services provided by ASM in its areas of operations were not open to the market and to free competition.

On January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. ASM Brescia S.p.A. promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.

On February 28, 2008, the Court of First Instance communicated to ASM its intention to combine (only for the oral phase) the various lawsuits being brought by ASM, Confservizi, other prevalently public-sector companies and by the Italian Government, asking for their

opinions. ASM communicated to the Court that it would welcome such a move to combine the various lawsuits.

On April 16 2008, the final hearing took place before the Court of First Instance.

The companies of the ASM Group involved in the recovery procedure (ASM Brescia, also on behalf of BAS (now merged) and ASVT), in accordance with the request contained in article 27 of Law 62 of April 18, 2005, sent the declaration required by article 27 of the said law for each of the periods affected by the tax moratorium.

As regards the positions of BAS Bergamo, which was merged with effect from May 18, 2005, and ASVT, during the years when the moratorium was operative, these companies had a negative taxable income, so it is probable that no tax will be due.

In April 2007, ASM was notified the communication-injunction under article 1 of Decree Law 10/2007 by the Brescia Tax Office for the periods 1998 and 1999.
Based on the opinion of its own tax consultants and experts in EC law, ASM pointed out to the Brescia Tax Office that the communication-injunction that it had received was contrary to the provisions of this decree both in content and in amount.
At the same time, ASM appealed to the Brescia Court for this injunction to be declared null and void; it also asked for a court order suspending payment.

On May 23 the Tax Office acknowledged that ASM's arguments were correct and cancelled the communication-injunction.

In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments — together with those presented by the other former municipal utilities and by the Italian Government — have been examined in terms of merit on April 16, 2008, before the Court of First Instance of the European Community. A decision is expected by the end of 2008.

In light of the uncertainty regarding the outcome of the recourses launched by the Italian State and by ASM Brescia S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to now.

In any case, the suit against the Tax Office is still pending before the Brescia Court while we await the sentence that will be issued by the Court of First Instance of the European Community. We would point out that the Shareholders' Meeting of ASM has already passed a

resolution, while waiting for the question to be decided, to consider a portion of the free reserves formed during the period of the "tax moratorium", namely 13 million euro, are no longer distributable to the shareholders.

Amendments to the articles of association approved by the extraordinary shareholders' meeting of AEM S.p.A. held on April 29, 2004

The Extraordinary Shareholders' Meeting held on April 29, 2004, the minutes of which were regularly filed with the Companies Register on May 27, 2004, adopted a series of amendments to the articles of association in order to adjust them to the new regulations introduced by the Company Law Reform and the new rules for the composition of the Board of Directors; this was also in connection with the decision taken by the Municipality of Milan to place a further tranche of AEM S.p.A. shares up to a maximum of 17.6% of the share capital. In May 2004, two appeals were filed with the Lombardy TAR to obtain first the suspension and then cancellation of the resolutions of the Milan City Council, both concerning the "Sale of part of the AEM S.p.A. shares held by the Municipality of Milan". Accelerated offer for sale "Issue of a bond loan convertible into shares of AEM S.p.A." as well as "Amendments to the Articles of Association of AEM S.p.A. Applicable immediately". In June 2004, the Lombardy TAR accepted the requests for an injunction to suspend the resolution of the Municipality of Milan in connection with the new mechanism for appointing AEM Directors, scheduling the merit discussion hearing on September 29, 2004. An appeal against the TAR's injunction was then filed with the Council of State, which by sentences 6748 and 6749 of August 10, 2004 cancelled the Lombardy TAR's injunctions, giving as their reason the merit of the appeal and taking the view that the amendments to the articles of association proposed by the Municipality of Milan were not in contrast with EC and Italian rules and that the procedure of privatisation chosen by the Municipality of Milan was also legitimate.

On September 29, 2004, the TAR, "not issuing a definitive sentence", suspended the previous judgements, raising a question of interpretation under article 234 of the EU Treaty before the European Court of Justice. In reference orders 174-175/04 (with the same contents), the TAR asked the EC Court to gives its interpretation, essentially, of the compatibility of article 2449 of the Italian Civil Code with article 56 of the EU Treaty, also in consideration of the application made in this particular case in the context of article 16 of the articles of association of AEM S.p.A. (i.e. together with a voting list). On January 18, 2005, the President of the European Court of Justice issued an order combining proceedings nos. C-463/04 and C-464/04, both of which concern the Lombardy TAR's request to the Court for its preliminary ruling.

On August 4, 2005 the defence counsel for the Municipality of Milan applied to the European Court of Justice for the oral phase of the proceeding to begin.

The hearing was held in front of the European Court of Justice on June 29, 2006. The Advocate General of the Court presented his conclusions on September 7, 2006, suggesting to the Court to resolve the questions raised by the Lombardy TAR as follows: *"Article 56 CE is in contrast with a national rule that allows a public entity with shareholdings, in this case, of 33.4% of the capital of an enterprise that has been privatised to retain the power to appoint an absolute majority of the members of the Board of Directors.*

With sentence dated December 6, 2007, combined suits C-463/04 and C-464/04, *Federconsumatori*, the Court of Justice declared that: *"Article 56 CE has to be interpreted as being a hindrance to a national provision, such as article 2449 of the Italian Civil Code, according to which the articles of association of a joint-stock company can give the State or a public sector entity that have investments in the company the right to appoint directly one or more of the directors, which on its own or, as in the principal suits, in combination with a provision, such as article 4 of Decree Law 332 of May 31, 1994, converted after amendments into Law 474 of July 30, 1994, as amended by Law 350 of December 24, 2003, which gives the State or the public sector entity in question the right to take part in the election by voting list of the directors not directly appointed by it, is such as to permit the said State or public sector entity to exercise a level of control that is out of proportion to its investment in the company."*

As a result of this decision of the Court of Justice, the Lombardy TAR set the date for the merit hearing of both appeals for March 19, 2008. In the meantime, the Municipality of Milan has appealed to the Court of Cassation — Joint Sections for an advance ruling on the jurisdiction for both sentences. The two appeals have been regularly notified to the counterparties and deposited before the Court of Cassation, where they are currently pending under numbers 5795/08 (*Federconsumatori*) and 5794/08 (*Associazione Azionariato Diffuso*). A copy of these appeals was deposited in the sentences pending before the TAR on March 4, 2008. At the hearing on March 19, 2008, the judges considered the question of jurisprudence proposed in the appeals as "not manifestly without foundation". The Lombardy TAR therefore ordered, with orders 62/08 and 63/08, to suspend judgements until such time that the Court of Cassation passed sentence on the question of jurisprudence. It is unlikely that the Court of Cassation will pass judgement prior to the Spring of 2009.

* * *

With writ served on August 5, 2005, Dario Trevisan, the owner of 1,000 shares, acting on his own behalf as a shareholder and as defence counsel, sued AEM S.p.A. before the Milan Court, asking for the resolution of the extraordinary shareholders' meeting of April 29, 2004 to be declared null and void and/or invalid and/or ineffective in the part in which it amends article 17 of the articles of association (numbering changed to article 16) for violation of the EC Treaty; the same applies to Decree Law 332/94 of the resolution of the ordinary shareholders' meeting

of April 29, 2005 in the part that deals with the nomination and election of the directors and statutory auditors, as well as of all of the deeds relating to execution of these resolutions. The writ also asks for AEM S.p.A. to be sentenced to pay compensation of the damages suffered by the plaintiff and, on a preliminary basis, if considered necessary and after suspending judgement, to submit to the European Court of Justice the question whether article 2449 of the Italian Civil Code together with article 2.d) of Decree Law 332/94 can be considered in compliance with articles 43 and 56 of the EC Treaty.

Subsequently, with a statement transmitted on December 30, 2005, Mr Trevisan declared that he had asked, in primis, for the annulment of the AEM S.p.A. resolutions that he had impugned (i.e. the resolution passed at the Extraordinary Shareholders' Meeting in April 2004 and the subsequent resolution by the Ordinary Shareholders' Meeting in April 2005, which implemented the first), and, in secondis, an action to ascertain the non-compliance of the 2005 resolution with the law, from which derived the request for compensation. As for the requests for invalidity and ineffectiveness, according to the plaintiff's premises, these are "ancillary and consequent to the action for nullity, without this involving any change in the *petitum* or proposition of a new or different request to the one for nullity".

With submissions dated November 14, 2005 and March 15, 2006, AEM S.p.A. asked for the plaintiff's requests to be rejected. This on the basis of a series of defence arguments, including above all total compliance with internal law on the part of the resolution passed in 2004 and full respect of article 2 of Decree Law 332/94 on the part of AEM.

Mr. Trevisan has not replicated further and with a request notified to AEM on May 12, 2006 he has asked for a date to be set to discuss the matter before a full court.

Having read this request, the reporting judge summoned the parties to the hearing scheduled for September 18, 2006 to hear them as regards the regularity of the procedure for setting a date for the hearing on January 31 2007, reserving judgement as to the outcome. This reservation has still not been lifted, nor has a new hearing been scheduled.

Subsequently, the parties settled the matter out of court, also reaching an agreement on the legal expenses. The plaintiff undertook to renounce all legal action and claims against A2A, acknowledging that an agreement had been reached with the defendant with regard to legal expenses.

ACEA S.p.A/AEM (now A2A S.p.A.)

With writ served on August 1, 2006, ACEA S.p.A. summoned EDF (Electricité de France S.A.) and AEM S.p.A. (now A2A S.p.A.) to appear before the Rome Court on March 15, 2007 to ascertain whether AEM and EDF (and/or their subsidiaries) had exceeded the maximum limit

of 30% set by DPCM (Prime Minister's Decree) of November 8, 2000 for public entities' participation in the share capital of the GenCo "Eurogen" (subsequently merged and now "Edipower"), thereby carrying out an illicit act that could be considered unfair competition vis-à-vis ACEA, which complied with the said limit in its participation in the share capital of the GenCo "Interpower". Once this had been ascertained, ACEA asked for AEM and EDF to be sentenced (a) to pay compensation for the damages suffered by ACEA as a result of the unfair competition on the part of EDF and AEM, and (b) to sell their participations in Edipower so as to reduce them to the maximum limit of 30%. Lastly, ACEA asked for AEM and EDF to be prevented from withdrawing and/or using the electricity in excess of the permitted 30% limit and for the sentence to be published in the main Italian daily newspapers.
The plaintiff has also summoned the following companies, though without asking them specific questions: WGRM Holding S.p.A., Delmi S.p.A., Edipower S.p.A., Edison S.p.A., AEM Torino S.p.A., ATEL, Transalpina di Energia S.r.l., Italenergia Bis S.p.A..

In the summons, ACEA submitted that — in implementation of the "Bersani Decree" — Enel had to transfer around 15,000 MW of its own installed power to three distinct GenCo's set up specifically for this purpose. These three GenCos are called "Eurogen" (now Edipower), "Elettrogen" and "Interpower". The DPCM of November 8, 2000 subsequently laid down that for a period of 5 years, the share capital of these GenCos could be held by public entities, including business entities, or by Italian or foreign public enterprises to an extent not in excess of 30%.
In March 2002, Eurogen, i.e. the second GenCo, was bought — continues ACEA — by the Edipower consortium, made up among others by AEM and Edison S.p.A., and after its merger with Edipower, it took on the name "Edipower".
According to ACEA, in the case of Edipower the maximum limit of 30% had been amply exceeded by AEM and EDF, both entities that — in ACEA's opinion — should be considered "public" as EDF is wholly owned by the French State and AEM is controlled by the Municipality of Milan. According to ACEA, the share capital of Edipower suffers from the interference of an overall public shareholding on the part of AEM and EDF, also through their joint control of Edison S.p.A., in excess of the maximum limit of 30% established by the DPCM of November 8, 2000. This situation — ACEA adds — was also pointed out by the Competition Authority, which issued a report on the matter in accordance with arts. 21 and 22 of Law 287/1990 on July 7, 2006.
Having said this, ACEA also made the point that AEM and EDF were its competitors, operating in the same electricity market, emphasising that the fact that AEM and EDF had exceeded the 30% limit for holdings in GenCos, also through Edison S.p.A., gave them an illicit competitive advantage over ACEA, which, being controlled by the Municipality of Rome, had always complied with its obligations under the DPCM of November 8, 2000,

including that regarding participations in another GenCo. This competitive advantage, which derives from the fact that it has a higher market share than the law permits, was the result of conduct on the part of AEM and EDF which — in ACEA's opinion — qualified as unfair competition in accordance with article 2598.3 of the Italian Civil Code or, in any case, as an illicit act according to article 2043 of the Italian Civil Code.
Lastly, ACEA preannounced, but for the moment has not proposed, requests to the Court for suitable measures to anticipate the effects of the future sentence.

In an autonomous intervention during the court case, Endesa Italia S.p.A. substantially reiterated the plaintiff's questions to the defendants. However, Endesa's intervention statement, which was filed at the Milan Court in January 2007, has still not been communicated or notified to the defendants.

On May 4, 2007, the defendants AEM and EDF decided to take legal action together with some of the other companies mentioned above as co-defendants.

To start with, AEM raised two objections regarding the jurisdiction and territorial incompetence of the Rome Court.

In this regard, AEM maintained above all the lack of foundation of the plaintiff's argument, according to which AEM allegedly had a stake in a GenCo's capital of more than 30%, thereby exceeding the threshold established by the DPCM of November 8, 2000 (the "DPCM"). This argument does not correspond to the truth because AEM maintained its 16% interest, and this circumstance was not altered by its indirect investment in Edison, which is a total separate legal entity from AEM.

AEM then affirmed that it was impossible to even imagine a violation of the DPCM by AEM, as this decree is not legislative or regulatory in character. Given that the DPCM is merely an administrative deed, not a legislative one, this explains the effects and provisions that are only binding on its specific target, namely the subject responsible for disposing of the GenCos (Enel) and not on any of the other entities taking part in the disposal procedure. The Edipower consortium and, in turn, its shareholders took on contractual obligations vis-à-vis Enel (and the Ministry) and only them; but this cannot give rise to a violation of the DPCM, so there cannot be grounds for claims on the part of third parties against AEM regarding the provisions of the decree.

AEM did not commit any violation of the competition rules, nor any breach of contract as per article 2043 of the Italian Civil Code as the deed being contested by the plaintiff (indirect acquisition of an investment in Edison) in itself does not constitute an illegal act, as the shares were bought on the Stock Exchange at the current market price in accordance with sector regulations. This deed does not in any case constitute an illicit act again the competition rules,

also because it did not give rise to a competitive advantage for AEM, nor to a competitive disadvantage for ACEA. In particular, AEM has contested the plaintiff's arguments, maintaining that the change in Edison's shareholder structure did not in any way translate into a real competitive advantage, nor did it entail any change in its availability of energy resources deriving from the plants of the GenCo Edipower. In fact, AEM currently has the same energy availability, in terms of both production and sales, that it had at the time that it joined the Edipower consortium, so it is totally wrong to talk about competitive imbalance caused by the indirect acquisition of the investment in Edison.

As regards the alleged damages suffered by ACEA, for which ACEA has claimed compensation, it turns out that the damage to its equity which the plaintiff claims to have suffered cannot be attributed to AEM even in the abstract, as what the plaintiff is complaining about in the end of the day is that it cannot have higher stakes in the GenCos; but it cannot accuse AEM for this, given that it has no responsibility whatsoever for this situation. The truth is that the plaintiff is now claiming, illegitimately, to pass on to its competitors, AEM and EDF, the allegedly damaging effects of the provisions contained in the DPCM. In any case, the items of damage mentioned by the counterparty are obviously vague and without any element of proof to back them up.

Lastly, AEM has contested ACEA request to condemn EDF and AEM to sell their investments to reduce them in total to under the 30% threshold and to prevent AEM and EDF from withdrawing and/or using the electricity in excess of the permitted 30% limit; these requests are to be considered null and void as the object is excessively generic and vague; in any case, they are inadmissible as five years have nearly passed from the date of disposal of the GenCo, five years being the period that the DPCM applied the 30% limit. Once this five year period is over, no illicit situation can exist, which means that the case can only revolve around a question of compensation for damages.

As for Endesa's intervention, AEM contested that its appearance was contrary to legal procedure and therefore inadmissible; subordinately, it asked the Judge to grant the terms foreseen in article 163-*bis* of the Code of Civil Procedure to permit an adequate response, adjourning the first hearing. At the first hearing on May 24, 2007, the Judge allowed the defendants to file a reply to the statement made by Endesa; AEM filed its reply on October 4, 2007.

Proceedings were then adjourned to be discussed at the hearing on October 24, 2007. After this hearing, the Judge granted the parties the legal period to deposit their statements in accordance with 183.6 of the Code of Civil Procedure and scheduled the next hearing for June 26, 2008, during which the case was adjourned for discussion on November 6, 2008.

CONSUL Latina S.r.l./BAS S.p.A. (now A2A S.p.A.)

The purchase of the investment in HISA by BAS was made through a local consultant called Consul Latina.
Given that the wording of the contract was not totally clear and the fact that BAS on its own did not buy 100% of HISA, BAS did not pay the fee owing to Consul Latina, which duly sued it for payment in 1998.
The lawsuit is still in underway with various procedural objections, some recent, such as the fact that on March 7, 2007 all court proceedings after May 18, 2007 were declared null and void for lack of right of attorney. This problem was subsequently resolved.
The court system is subject to very long delays, so an outcome is unlikely in the short term.
There have not been any major changes in the circumstances surrounding the case; Consult has raised yet another procedural objection, a pretext as always. The latest news is that it has been rejected.
The only event that has taken place in the meantime is the international rogation initiated by Consult which caused the III Section (GOT) of the Brescia Court to issue the two injunctions in December 2007, which had as a consequence the insertion of a chapter in the updated prospectus and a letter explaining what happened, which was sent out by the March 13, 2008 deadline.
In the summer of 2007, ASM engaged another law firm to try and settle the matter out of court, but this attempt failed, so we are still waiting for the court to issue a sentence.

ENEL/AEM Elettricità (a subsidiary of A2A S.p.A.)

With a writ served in 2001, ENEL requested annulment of the decision made by the Board of Arbitrators appointed in accordance with Decree 79 of March 16, 1999 (the so-called "Bersani Decree"), which set at Lire 820 billion the price to be paid to ENEL for the sale to AEM Elettricità S.p.A. of the power distribution business in Milan and Rozzano. AEM Elettricità asked for ENEL's request to be rejected, as the arbitrators' decision could not be considered manifestly unfair or erroneous in accordance with article 1349 of the Italian Civil Code. Moreover, AEM in turn filed a reconventional claim asking for ENEL to be sentenced to pay compensation for the damages caused by the delay with which ENEL implemented the sale of the business as imposed by the law.
In AEM Elettricità's opinion, the judge would only be able to change the arbitrators' decision if it appeared to be *"manifestly unfair or erroneous"*, as confirmed by an expert witness's report which the judge has ordered.

The Court-appointed expert witness carried out a laborious review of the situation, making numerous adjustments, and in the end of the day established a figure of 66 million euro as the higher value of the business, net of the damages that the witness recommended should be awarded to AEM Elettricità.

With a sentence deposited on June 9, 2008, the Milan Court set a new price for the business according to the indications of the expert witness (Lire 990,856,000,000), rejecting the claim for damages made by AEM Elettricità. According to the Court, the difference between the expert witness's valuation and the one carried out by the Board of Experts is such as to make the latter blatantly unfair. In other words, the Judge felt that he could fully trust the conclusions reached by the expert witness appointed by the Court, even though some of the choices made by the expert witness appeared to be the result of exercising in a different way the technical discretion that is inherent in valuations, making assumptions that led to a very different result from the one reached by the Board of Experts. The Judge also based his decision on certain affirmations made by the expert witness regarding the "inappropriateness" of certain parameters used by the Board of Experts.

Considering the price established by the Court of Experts to be unfair, the Judge also rejected the claim made by AEM Elettricità for damages caused by the delay in transferring the business. In fact, according to the Judge, ENEL was justified in not transferring the business as the price was unfair.

There are various objections that can be made to this sentence: to start with, we do not agree that the price established by the Board of Experts was affected by errors, nor that it was unfair. The Board consisted of illustrious professors with years of experience in company valuations, so the fact that the Judge simply replaced their calculation with the one performed by the expert witness is totally unsatisfactory. From another point of view, there appears to be no justification for rejecting the request for damages because of the delayed transfer of the business, given that ENEL could quite easily have handed it over — as in fact it did — while at the same time asking for a fairness review of the price set by the Board of Experts.

Counsel has already been instructed to appeal against this sentence.

While preparing the consolidated condensed interim financial statements, merely for prudence sake, we decided to increase the amount of the goodwill already shown in the balance sheet for the business being transferred by 88.2 million euro, crediting a provision for risks and charges under liabilities in the balance sheet for the same amount (see balance sheet notes 2 and 21).

Alstom Power S.p.A./AMSA S.p.A. (a subsidiary of A2A S.p.A.)

Amsa S.p.A. had a dispute in course with Alstom Power S.p.A. concerning the construction and delivery times of the plant and correct execution of the works in connection with the building of the Silla 2 waste incineration plant, which ended on June 6 2008. The key events can be summarised as follows.

The parties made their requests to the court-appointed technical consultant at the hearing on February 26, 2007. The consultant in turn listed a number of possibilities with a view to reaching a settlement. The Board of Arbitration adjourned the discussion to March 27, 2007 to permit the parties' technical consultants to discuss the possibilities envisaged by the court-appointed technical consultant. On this occasion, the parties discussed the possibility of a negotiated settlement with the help of their technical consultants, both making further requests of a technical nature.

Alstom Power's lawyer also made a request of an accounting nature. The Board of Arbitration admitted all of the technical requests and reserved the right to assess the merit of the accounting request and with a communication dated July 12, 2007, accepting the requests of the court-appointed technical consultant, it authorised a postponement of the deadline for filing the expert's report to September 30, 2007.

At the hearing on September 28, 2007, the Board of Arbitration authorised a further deferral of the deadline for filing the expert's report to January 30 2008, the date when the expert appraisals were to come to an end. The Board also allowed AMSA to make its own considerations by November 30, 2007 regarding the treatment of the accounting aspects of the quantification of the damage, in reply to the considerations made by the counterparty. October 30, 2007 was also set as the deadline for the experts' integration by the Board.

The Board of Arbitration then granted a further extension for the court-appointed technical consultant to file his report, then on March 12 it ordered the expert to suspend his work, scheduling the next hearing for June 9, 2008.

At the end of a series of discussions between the parties, the dispute was resolved by means of a settlement reached on June 6, 2008. This provides for payment on the part of AMSA S.p.A. of 20,000,000 euro by way of a balance for the price due and recognition of the reserves, as the sum of the following items:

— payment to the contractor of the balance for the basic work and variants for a total of 31,563,280.79 euro (+ VAT), already booked to property, plant and equipment in 2004;
— payment to the contractor of 1,500,000 euro (+ VAT) for the reserves booked for the additional works, which were booked to property, plant and equipment as an increase in fixed assets;

— payment to AMSA of 13,063,280.79 euro by way of penalties, booked to the income statement under "Other non-operating profits".

Following regular payment by AMSA on June 20, 2008 and the return of the guarantees originally presented by Alstom, the parties acknowledged that they no longer had anything to claim from the other with regard to this matter.

Tax disputes - AMSA S.p.A. (a subsidiary of A2A S.p.A.)

As the result of a tax audit by the Fiscal Police at the beginning of 2006 on VAT for the year 2001-2005, the Tax Authorities issued an assessment for 2001. AMSA S.p.A. asked for the application of a special procedure to discuss the matter with the Tax Authorities with a view to reaching a negotiated settlement, avoiding the costs and time involved in tax litigation. This procedure did not end with an agreement between the parties, so the Company filed an appeal with the Regional Tax Commission, which has scheduled the hearing for June 4, 2008. On August 27, the Company received a payment advice for 307 thousand euro for 2001, which was duly paid.

On November 21, 2007, another assessment was received for 2002 and the Company again asked to discuss the matter with a view to reaching a negotiated settlement. This was followed by a convocation by the Milano 3 Tax Office and a series of meetings, though they did not lead to any agreement between the parties.

A2A S.p.A., as the company that absorbed AMSA Holding S.p.A. (formerly AMSA S.p.A.), has filed an appeal against this assessment before the Milan Provincial Tax Commission.

As a result of the amounts set aside, the provision at December 31, 2007 amounted to around 3 million euro.

The hearing scheduled for June 4 has been postponed to December 17, 2008 following an attempt by the parties to reach a compromise solution.

AEEG/ASM S.p.A. (now A2A S.p.A.)

The Authority for Electricity and Gas (AEEG) with resolutions 306/06, 307/06, 308/06, 309/06 and 310/06 of December 20, 2006 fined ASM (now absorbed by A2A), Cige (now ASM Reti), Valgas (absorbed by ASM), Sinergia (absorbed by ASM Reti) and Azienda Services Valtrompia in connection with the way that the gas tariff was built up in the event of customers switching provider.

AEEG fined the companies involved a total of 2.1 million euro.
The companies hit by these sanctions paid the amount requested in the first half of 2007 as the Authority's decision was executed, but they appealed to the TAR against the AEEG's lack of motivation and the iniquity of the fine inflicted compared with the amount charged to customers for switching.

The Lombardy TAR with sentence 323/2008 of January 29, 2008, deposited on February 13, 2008, agreed with the motivations adopted by AEEG on the legitimacy of the fine, but considered it excessive, reducing it for all companies to the legal minimum (Euro 25,822.64).
If the TAR's decision is definitively confirmed, the amount that A2A and the other Group companies involved could recover amounts to around Euro 2 million.

Investigation on gas measuring devices

There is a nationwide investigation pending at the Public Prosecutor's Office in Milan concerning the way that gas consumption is accounted for. The investigation involves, among others, a number of A2A Group companies and some of their directors and managers.

The alleged crime is that of fraud, as well as other matters. The magistrates handling the investigation have asked for various expert witness reports, which are currently being prepared. They concern the correct functioning of the numerous types of gas meters used in the above companies' networks, which affect the way that customers are charged for gas. The company and the managers involved have appointed defence counsel and expert witnesses, who are taking an active role in the investigation. As part of these investigations, in June 2008 those involved were informed that the investigation had been concluded in accordance with article 415 of the Code of Criminal Procedure, which will make it possible to prepare all of the defences foreseen by the law.

04

Attachments to the consolidated condensed interim financial statements

1 - Statement of changes in property, plant and equipment

Property, plant and equipment *Millions of euro*	**Balance at 12 31 2007** *Restated*	**Merger effect 01 01 2008**	**01 01 2008 Post-merger**	
Land	34	44	78	
Buildings	132	161	293	
Plant and machinery	1,482	1,118	2,600	
Industrial and commercial equipment	5	8	13	
Other property, plant and equipment	19	49	68	
Landfills	14	4	18	
Freely transferable assets	260	57	317	
Construction in progress and advances	62	340	402	
Leasehold improvements		1	1	
Leased assets	75	12	87	
Total property, plant and equipment	**2,083**	**1,794**	**3,877**	

1 - Statement of changes in property, plant and equipment

	Changes for the period					Balance at 06 30 2008
	Capital expenditure	Other changes	Disposals	Depreciation	Total changes for the period	
	1	(4)			(3)	75
	40	4		(6)	38	331
	76	33	(14)	(87)	8	2,608
	1	7		(2)	6	19
	8	8		(10)	6	74
		(1)		(5)	(6)	12
		1		(27)	(26)	291
	48	(27)			21	423
	1	3	(3)		1	2
		(13)		(5)	(18)	69
	175	**11**	**(17)**	**(142)**	**27**	**3,904**

2 - Statement of changes in intangible assets

Intangible assets *Millions of euro*	**Balance at 12 31 2007** *Restated*	**Merger effect 01 01 2008**	**01 01 2008 Post-merger**
Industrial patents and intellectual property rights	14	7	21
Concessions, licences, trademarks and similar rights	2	15	17
Assets in process of formation and advances	6	1	7
Other intangible assets	2	20	22
Goodwill	336	137	473
Total intangible assets	**360**	**180**	**540**

	Changes for the period					Balance at 06 30 2008
	Capital expenditure	Other changes	Disposals	Depreciation	Total changes for the period	
	2	(6)		(4)	(8)	13
		8		(2)	6	23
		(2)			(2)	5
		1	(2)	(2)	(3)	19
		93			93	566
	2	**94**	**(2)**	**(8)**	**86**	**626**

3 - List of companies included in the consolidated financial statements

Name *Thousands of euro*	Registered office	Currency	Share capital	
Scope of consolidation				
Aem Gas S.p.A.	Milan	Euro	572,000	
Aem Elettricità S.p.A.	Milan	Euro	520,000	
Asm Distribuzione Elettricità S.r.l.	Brescia	Euro	133,854	
Asm Reti S.p.A.	Brescia	Euro	103,051	
Aprica S.p.A.	Brescia	Euro	88,470	
AMSA S.p.A.	Milan	Euro	52,179	
ASMEA S.r.l.	Brescia	Euro	22,497	
BAS Power S.r.l.	Bergamo	Euro	21,000	
BAS S.I.I. S.p.A.	Bergamo	Euro	17,166	
Aem Service S.r.l.	Milan	Euro	12,405	
BAS - Omniservizi S.r.l.	Bergamo	Euro	6,460	
BAS.COM S.p.A.	Bergamo	Euro	2,322	
Aem Calore & Servizi S.p.A.	Milan	Euro	1,800	
Selene S.p.A.	Brescia	Euro	1,549	
ASM Energy S.r.l.	Brescia	Euro	1,000	
Tidonenergie S.r.l.	Piacenza	Euro	500	
Aprica Studi S.r.l.	Brescia	Euro	275	
AMSADUE S.r.l.	Milan	Euro	207	
AMSATRE S.r.l.	Milan	Euro	207	
Itradeplace S.p.A.	Brescia	Euro	180	
COGAS S.p.A. - Compagnia del Gas Altoatesina	Brescia	Euro	120	
Aem Energia S.p.A.	Milan	Euro	104	
RETRASM S.r.l.	Brescia	Euro	100	
Aem Trading S.r.l.	Milan	Euro	99	
BAS International S.r.l.	Bergamo	Euro	20	
Asm Calore & Servizi S.r.l.	Brescia	Euro	10	
Assoenergia S.p.A. (in liquidation)	Brescia	Euro	127	
Ecodeco S.r.l. (1)	Milan	Euro	7,468	
ABRUZZOENERGIA S.p.A. (2)	San Salvo (CH)	Euro	100,607	
Retragas S.r.l.	Brescia	Euro	34,495	
Montichiariambiente S.p.A.	Brescia	Euro	1,500	
Ostros Energia S.r.l.	Brescia	Euro	350	
Camuna Energia S.r.l.	Cedegolo (BS)	Euro	900	
Plurigas S.p.A.	Milan	Euro	800	
SEASM S.r.l.	Brescia	Euro	700	
Energen S.r.l.	Brescia	Euro	10	
Proaris S.r.l.	Milan	Euro	10	
Delmi S.p.A.	Milan	Euro	1,466,868	
Asm Servizi S.p.A.	Brescia	Euro	500	
Azienda Servizi Valtrompia S.p.A.	Gardone V.T. (BS)	Euro	6,000	
Ecofert S.r.l.	S. Gervasio (BS)	Euro	1,808	
Reference should be made to attachment 5 for information on the investments in the Ecodeco Group				

(*) These percentages take account of the call and put options that can currently be exercised.

(1) The other 6% of Ecodeco S.r.l. is the object of a call and put option, respectively in favour of and to be borne by A2A S.p.A., which can be exercised up to the end of 2008 at the same conditions.

(2) An additional 5.15% interest in the share capital is subject to call and put options which can currently be exercised.

Note that AEM S.p.A. was involved in setting up Società Cooperativa Polo dell'Innovazione della Valtellina, subscribing for 5 shares of par value euro 50 each.

% group holding at 06 30 2008 (*)	Shares held %	Shareholder	Valuation method
99.99%	99.99%	A2A S.p.A.	Line-by-line consolidation
99.99%	99.99%	A2A S.p.A.	Line-by-line consolidation
100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
99.97%	99.97%	A2A S.p.A.	Line-by-line consolidation
100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
100.00%	100.00%	Aprica S.p.A.	Line-by-line consolidation
99.98%	99.98%	A2A S.p.A.	Line-by-line consolidation
100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
100.00%	100.00%	ASMEA S.r.l.	Line-by-line consolidation
100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
100.00%	100.00%	AMSA S.p.A.	Line-by-line consolidation
100.00%	100.00%	AMSA S.p.A.	Line-by-line consolidation
100.00%	100.00%	Selene S.p.A.	Line-by-line consolidation
100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
99.99%	99.99%	A2A S.p.A.	Line-by-line consolidation
100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
97.76%	97.76%	A2A S.p.A.	Line-by-line consolidation
100.00%	94.00%	A2A S.p.A.	Line-by-line consolidation
94.99%	89.84%	A2A S.p.A.	Line-by-line consolidation
91.60%	91.60%	A2A S.p.A. (87.27%) Asm Reti S.p.A. (4.33%)	Line-by-line consolidation
80.00%	80.00%	Aprica S.p.A.	Line-by-line consolidation
80.00%	80.00%	A2A S.p.A.	Line-by-line consolidation
74.50%	74.50%	A2A S.p.A.	Line-by-line consolidation
70.00%	70.00%	A2A S.p.A.	Line-by-line consolidation
67.00%	67.00%	A2A S.p.A.	Line-by-line consolidation
67.00%	67.00%	A2A S.p.A.	Line-by-line consolidation
60.00%	60.00%	A2A S.p.A.	Line-by-line consolidation
51.00%	51.00%	A2A S.p.A.	Line-by-line consolidation
51.00%	51.00%	A2A S.p.A.	Line-by-line consolidation
48.86%	48.86%	A2A S.p.A. (48.48%) Asm Reti S.p.A. (0.38%)	Line-by-line consolidation
47.00%	47.00%	A2A S.p.A.	Line-by-line consolidation

4 - List of investments valued at equity

Name	Registered office	Currency	Share capital (*)	
Investments in company valued at equity				
Transalpina di Energia S.r.l.	Milan	Euro	3,146,000	
Edipower S.p.A.	Milan	Euro	1,441,300	
Trentino Servizi S.p.A.	Rovereto (TN)	Euro	224,790	
Ergosud S.p.A.	Rome	Euro	81,448	
A.G.A.M. S.p.A.	Monza (MB)	Euro	46,482	
ACSM S.p.A.	Como	Euro	46,871	
Metroweb S.p.A.	Milan	Euro	10,200	
Malpensa Energia S.r.l.	Milan	Euro	5,200	
Ergon Energia S.r.l.	Brescia	Euro	600	
Società Servizi Valdisotto S.p.A.	Valdisotto (SO)	Euro	6,420	
SET S.p.A.	Toscolano Maderno (BS)	Euro	104	
e-Utile S.p.A.	Milan	Euro	1,000	
Metamer S.r.l.	San Salvo (CH)	Euro	650	
Ge.S.I. S.r.l.	Brescia	Euro	100	
LumEnergia S.p.A.	Lumezzane (BS)	Euro	n,d,	
Coges S.p.A.	Bassano Bresciano (BS)	Euro	1,100	
Asm Novara S.p.A.	Brescia	Euro	1,000	
C.B.B.O. S.p.A.	Ghedi (BS)	Euro	n,d,	
Serio Energia S.r.l.	Concordia s/Secchia (MO)	Euro	100	
Giudicarie Gas S.p.A.	Tione (TN)	Euro	1,060	
Sviluppo Turistico Lago d'Iseo S.p.A.	Iseo (BS)	Euro	1,194	
Zincar S.r.l.	Milan	Euro	100	
Utilia S.p.A.	Rimini	Euro	900	
Visano Soc. Trattamento Reflui Scarl	Brescia	Euro	25	
Alagaz S.p.A.	St Petersburg (Russia)	USD	24,000	
Cte Mincio S.r.l.	Ponti s/Mincio (MN)	Euro	11	
Aem-Bonatti S.c.a.r.l. (in liquidation)	Milan	Euro	10	
Bergamo Servizi S.r.l.	Sarnico (BG)	Euro	10	
C'è Gas S.r.l.	Cernusco s/Naviglio (MI)	Euro	10	
Consolidamento Gruppo Ecodeco (1)				
Total investments				
Investments held for sale				
E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.)	Rome	Euro	700,810	

(*) Share capitals are expressed in thousands of euro.
(1) Reference should be made to attachments 5 for information on the investments of the Ecodeco Group.

4 - List of investments valued at equity

Portions held %	Shareholder	Book value at 06 30 2008	Valuation method
50.00%	Delmi S.p.A.	1,982,936	Equity method
20.00%	A2A S.p.A.	412,589	Equity method
14.48%	A2A S.p.A.	53,479	Equity method
50.00%	A2A S.p.A.	50,541	Equity method
24.99%	A2A S.p.A.	24,769	Equity method
20.00%	A2A S.p.A.	22,518	Equity method
23.53%	A2A S.p.A.	9,028	Equity method
49.00%	A2A S.p.A.	4,393	Equity method
50.00%	A2A S.p.A.	1,613	Equity method
32.52%	A2A S.p.A.	2,777	Equity method
49.00%	A2A S.p.A.	2,208	Equity method
49.00%	A2A S.p.A.	1,829	Equity method
50.00%	A2A S.p.A.	1,458	Equity method
47.50%	A2A S.p.A.	1,172	Equity method
33.33%	ASMEA S.r.l.	979	Equity method
32.70%	Aprica S.p.A.	221	Equity method
50.00%	A2A S.p.A.	500	Equity method
25.82%	Aprica S.p.A.	190	Equity method
40.00%	A2A S.p.A.	478	Equity method
39.55%	A2A S.p.A.	435	Equity method
23.88%	A2A S.p.A.	403	Equity method
27.00%	A2A S.p.A.	58	Equity method
20.00%	Aem Service S.r.l.	163	Equity method
40.00%	A2A S.p.A.	10	Equity method
35.00%	A2A S.p.A.	8	Equity method
45.00%	A2A S.p.A.	6	Equity method
50.00%	A2A S.p.A.	5	Equity method
50.00%	Aprica S.p.A.	5	Equity method
40.74%	A2A S.p.A.	1	Equity method
		1,516	See attachment no. 5
		2,576,288	
20.00%	A2A S.p.A.	689,055	IFRS 5

5 - List of investments of the Ecodeco Group

Name	Registered office	Currency	Share capital (*)	
Scope of consolidation				
Ecodeco S.r.l.	Milan	Euro	7,469	
Ecolombardia 18 S.r.l.	Milan	Euro	658	
Ecolombardia 4 S.p.A.	Milan	Euro	17,727	
Sicura S.r.l.	Milan	Euro	1,040	
Fertilvita S.r.l.	Milan	Euro	3,752	
Sistema Ecodeco UK Ltd	Canvey Island Essex (UK)	Lst	250,002	
Amica Biella S.r.l.	Cavaglià (BI)	Euro	75	
Cavaglià S.p.A.	Milan	Euro	307	
Vespia S.r.l.	Turin	Euro	10	
A.S.R.A.B. S.p.A.	Biella	Euro	2,582	
Amica Villafalletto S.r.l.	Cavaglià (BI)	Euro	75	
CMT Ambiente S.r.l.	Milan	Euro	93	
Nicosiambiente S.r.l.	Milan	Euro	50	
Ecoair S.r.l.	Milan	Euro	10	
Investments in companies valued at equity				
SED S.r.l.	Robassomero (TO)	Euro	1,250	
Bergamo Pulita S.r.l.	Bergamo	Euro	10	
Tecnoacque Cusio S.p.A.	Omegna (VB)	Euro	206	
Biotecnica S.r.l. (in liquidation)	Varese	Euro	10	
Bellisolina S.r.l.	Montanaso (LO)	Euro	52	
Total investments				

(*) Share capitals are expressed in thousands of euro.
The share capital of System Ecodeco UK is in sterling.

% Group holding at 06 30 2008	Portions held %	Shareholder	Book value at 06 30 2008	Valuation method
				Line-by-line consolidation
91.67%	91.67%	Ecodeco		Line-by-line consolidation
68.56%	68.56%	Ecodeco		Line-by-line consolidation
96.80%	96.80%	Fertilvita		Line-by-line consolidation
100.00%	100.00%	Ecodeco		Line-by-line consolidation
100.00%	100.00%	Ecodeco		Line-by-line consolidation
100.00%	100.00%	Fertilvita, Ecodeco, Cavaglià		Line-by-line consolidation
100.00%	100.00%	Fertilvita		Line-by-line consolidation
98.90%	98.90%	Cavaglià		Line-by-line consolidation
69.00%	69.00%	Cavaglià		Line-by-line consolidation
100.00%	100.00%	Fertilvita, Ecodeco, Cavaglià		Line-by-line consolidation
51.00%	51.00%	Cavaglià		Line-by-line consolidation
98.90%	98.90%	Cavaglià, Ecodeco		Line-by-line consolidation
100.00%	100.00%	Ecodeco		Line-by-line consolidation
	50.00%	Ecodeco	1,029	Equity method
	50.00%	Ecodeco	216	Equity method
	25.00%	Cavaglià	260	Equity method
	50.00%	Ecodeco	11	Equity method
	50.00%	Fertilvita	-	Equity method
			1,516	

6 - List of financial assets available for sale

Name - *Figures are expressed in thousands of euro*	**Portions held %**	**Shareholder**	**Book value 06 30 2008**
Financial assets available for sale (AFS)			
Atel Holding AG	6.44%	A2A S.p.A.	620,940
Serenissima Infracom S.p.A.	1.60%	A2A S.p.A.	7,068
Immobiliare Fiera di Brescia S.p.A.	9.44%	A2A S.p.A.	5,447
Autostrade Lombarde S.p.A.	2.50%	A2A S.p.A.	2,484
Autostrade Centropadane S.p.A.	1.63%	A2A S.p.A.	1,386
Emit S.p.A.	10.00%	A2A S.p.A.	1,247
ASM S.p.A. (Sondrio)	3.99%	A2A S.p.A.	874
Other:			
Consorzio DIX.IT (in liquidation)			
Brescia Mobilità S.p.A.			
Secoval S.r.l.			
Hera S.p.A.			
Bergamo Energia S.p.A.			
Società AQM S.r.l.			
CESI S.p.A.			
Isfor 2000 S.p.A.			
INN.TEC. S.r.l.			
Brixia Expo S.p.A.			
Emittenti Titoli S.p.A.			
Livo S.r.l.			
Società Stradivaria S.p.A.			
Alesa S.r.l.			
Liro S.r.l.			
Fusio S.r.l.			
Consorzio Milanosistema			
Gardone 2002 S.p.A.			
SIT S.p.A.			
Morina S.r.l.			

Name - *Figures are expressed in thousands of euro*	**Portions held %**	**Shareholder**	**Book value 06 30 2008**
ANCCP S.p.A.			
Consorzio Leap			
Banca PMI			
Soc. di Progetto Brebemi S.p.A.			
Tirreno Ambiente S.p.A.			
Consorzio Polieco			
Consorzio Italiano Compostatori			
Guglionesi Ambiente S.c.r.l.			
Cavaglià Sud S.r.l. (in liquidation)			
AvioValtellina S.p.A.			
Acb Servizi S.r.l.			
Cramer S.c.r.l.			
Consorzio Intellimech			
Bluefare Ltd. (in liquidation)			
CO.GE.R. 2004 S.p.A. (in liquidation)			
Gal-Garda Valsabbia Scarl			
Tre Valli S.p.A.			
Lombardia Gas Trader S.r.l. (in liquidation)			
Presidio Ambiente S.r.l. (in liquidation)			
Old River Ranch S.c.a.r.l. (in liquidation)			
Total other			**3,657**
Total financial assets available for sale			**643,103**

7 - List of relevant investments pursuant to article 128 of CONSOB resolution 11971 of May 14, 1999

Name	Registered office	% of voting capital held	How held	Company that holds the investment directly
Asm Distribuzione Elettricità S.r.l.	Brescia	100.00%	Owned	A2A S.p.A.
Asm Reti S.p.A.	Brescia	100.00%	Owned	A2A S.p.A.
AMSA S.p.A.	Milan	100.00%	Owned	A2A S.p.A.
ASMEA S.r.l.	Brescia	100.00%	Owned	A2A S.p.A.
BAS Power S.r.l.	Bergamo	100.00%	Owned	Aprica S.p.A.
Aem Service S.r.l.	Milan	100.00%	Owned	A2A S.p.A.
BAS - Omniservizi S.r.l.	Bergamo	100.00%	Owned	A2A S.p.A.
BAS.COM S.p.A.	Bergamo	100.00%	Owned	A2A S.p.A.
Aem Calore & Servizi S.p.A.	Milan	100.00%	Owned	A2A S.p.A.
Selene S.p.A.	Brescia	100.00%	Owned	A2A S.p.A.
ASM Energy S.r.l.	Brescia	100.00%	Owned	A2A S.p.A.
Tidonenergie S.r.l.	Piacenza	100.00%	Owned	ASMEA S.r.l.
Aprica Studi S.r.l.	Brescia	100.00%	Owned	A2A S.p.A.
AMSADUE S.r.l.	Milan	100.00%	Owned	AMSA S.p.A.
AMSATRE S.r.l.	Milan	100.00%	Owned	AMSA S.p.A.
Itradeplace S.p.A.	Brescia	100.00%	Owned	Selene S.p.A.
COGAS S.p.A. - Compagnia del Gas Altoatesina	Brescia	100.00%	Owned	A2A S.p.A.
RETRASM S.r.l.	Brescia	100.00%	Owned	A2A S.p.A.
Aem Trading S.r.l.	Milan	100.00%	Owned	A2A S.p.A.
BAS International S.r.l.	Bergamo	100.00%	Owned	A2A S.p.A.
Asm Calore & Servizi S.r.l.	Brescia	100.00%	Owned	A2A S.p.A.
Fertilvita S.r.l.	Milan	100.00%	Owned	Ecodeco S.r.l.
Sistema Ecodeco UK Ltd	Canvey Island Essex (UK)	100.00%	Owned	Ecodeco S.r.l.
Amica Biella S.r.l.	Cavaglià (BI)	100.00%	Owned	Fertilvita S.r.l. (51%) Ecodeco S.r.l. (24%) Cavaglià S.p.A. (25%)
Cavaglià S.p.A.	Milan	100.00%	Owned	Fertilvita S.r.l.

7 - List of relevant investments pursuant to article 128 of CONSOB resolution 11971 of May 14, 1999

Name	Registered office	% of voting capital held	How held	Company that holds the investment directly
Amica Villafalletto S.r.l.	Cavaglià (BI)	100.00%	Owned	Fertilvita S.r.l. (51%) Ecodeco S.r.l. (25%) Cavaglià S.p.A. (24%)
Ecoair S.r.l.	Milan	100.00%	Owned	Ecodeco S.r.l.
Aem Gas S.p.A.	Milan	99.99%	Owned	A2A S.p.A.
Aem Elettricità S.p.A.	Milan	99.99%	Owned	A2A S.p.A.
Aem Energia S.p.A.	Milan	99.99%	Owned	A2A S.p.A.
BAS S.I.I. S.p.A.	Bergamo	99.98%	Owned	A2A S.p.A.
Aprica S.p.A.	Brescia	99.97%	Owned	A2A S.p.A.
Nicosiambiente S.r.l.	Milan	98.90%	Owned	Cavaglià S.p.A. (96.90%) Ecodeco S.r.l. (2%)
Vespia S.r.l.	Turin	98.90%	Owned	Cavaglià S.p.A.
Assoenergia S.p.A. (in liquidation)	Brescia	97.76%	Owned	A2A S.p.A.
Sicura S.r.l.	Milan	96.80%	Owned	Fertilvita S.r.l.
Ecodeco S.r.l.	Milan	94.00%	Owned	A2A S.p.A.
Ecolombardia 18 S.r.l.	Milan	91.67%	Owned	Ecodeco S.r.l.
ABRUZZOENERGIA S.p.A.	San Salvo (CH)	89.84%	Owned	A2A S.p.A.
Retragas S.r.l.	Brescia	91.60%	Owned	A2A S.p.A. (87.27%) Asm Reti S.p.A. (4.33%)
Montichiariambiente S.p.A.	Brescia	80.00%	Owned	Aprica S.p.A.
Ostros Energia S.r.l.	Brescia	80.00%	Owned	A2A S.p.A.
Camuna Energia S.r.l.	Cedegolo (BS)	74.50%	Owned	A2A S.p.A.
Plurigas S.p.A.	Milan	70.00%	Owned	A2A S.p.A.
A.S.R.A.B. S.p.A.	Biella	69.00%	Owned	Cavaglià S.p.A.
Ecolombardia 4 S.p.A.	Milan	68.56%	Owned	Ecodeco S.r.l.
SEASM S.r.l.	Brescia	67.00%	Owned	A2A S.p.A.
Energen S.r.l.	Brescia	67.00%	Owned	A2A S.p.A.
Proaris S.r.l.	Milan	60.00%	Owned	A2A S.p.A.
Delmi S.p.A.	Milan	51.00%	Owned	A2A S.p.A.
Asm Servizi S.p.A.	Brescia	51.00%	Owned	A2A S.p.A.
CMT Ambiente S.r.l.	Milan	51.00%	Owned	Cavaglià S.p.A.
Transalpina di Energia S.r.l.	Milan	50.00%	Owned	Delmi S.p.A.
Ergosud S.p.A.	Rome	50.00%	Owned	A2A S.p.A.
Ergon Energia S.r.l.	Brescia	50.00%	Owned	A2A S.p.A.
Metamer S.r.l.	San Salvo (CH)	50.00%	Owned	A2A S.p.A.
Asm Novara S.p.A.	Brescia	50.00%	Owned	A2A S.p.A.
Aem-Bonatti S.c.a.r.l. (in liquidation)	Milan	50.00%	Owned	A2A S.p.A.
Bergamo Servizi S.r.l.	Sarnico (BG)	50.00%	Owned	Aprica S.p.A.

Name	Registered office	% of voting capital held	How held	Company that holds the investment directly
SED S.r.l.	Robassomero (TO)	50.00%	Owned	Ecodeco S.r.l.
Bergamo Pulita S.r.l.	Bergamo	50.00%	Owned	Ecodeco S.r.l.
Biotecnica S.r.l. (in liquidation)	Varese	50.00%	Owned	Ecodeco S.r.l.
Bellisolina S.r.l.	Montanaso Lombardo (LO)	50.00%	Owned	Fertilvita S.r.l.
Presidio Ambiente S.r.l. (in liquidation)	Bergamo	49.99%	Owned	Fertilvita S.r.l.
Malpensa Energia S.r.l.	Milan	49.00%	Owned	A2A S.p.A.
SET S.p.A.	Toscolano Maderno (BS)	49.00%	Owned	A2A S.p.A.
e-Utile S.p.A.	Milan	49.00%	Owned	A2A S.p.A.
Azienda Servizi Valtrompia S.p.A.	Gardone V.T. (BS)	48.86%	Owned	A2A S.p.A. (48.48%) Asm Reti S.p.A. (0.38%)
Ge.S.I. S.r.l.	Brescia	47.50%	Owned	A2A S.p.A.
Ecofert S.r.l.	S. Gervasio Bresciano (BS)	47.00%	Owned	A2A S.p.A.
Cte Mincio S.r.l.	Ponti s/Mincio (MN)	45.00%	Owned	A2A S.p.A.
C'è Gas S.r.l.	Cernusco s/Naviglio (MI)	40.74%	Owned	A2A S.p.A.
Serio Energia S.r.l.	Concordia s/Secchia (MO)	40.00%	Owned	A2A S.p.A.
Visano Soc. Trattamento Reflui Scarl	Brescia	40.00%	Owned	A2A S.p.A.
Giudicarie Gas S.p.A.	Tione (TN)	39.55%	Owned	A2A S.p.A.
Alagaz S.p.A.	St Petersburg (Russia)	35.00%	Owned	A2A S.p.A.
LumEnergia S.p.A.	Lumezzane (BS)	33.33%	Owned	ASMEA S.r.l.
Coges S.p.A.	Bassano Bresciano (BS)	32.70%	Owned	Aprica S.p.A.
Società Servizi Valdisotto S.p.A.	Valdisotto (SO)	32.52%	Owned	A2A S.p.A.
Zincar S.r.l.	Milan	27.00%	Owned	A2A S.p.A.
C.B.B.O. S.p.A.	Ghedi (BS)	25.82%	Owned	Aprica S.p.A.
Tecnoacque Cusio S.p.A.	Omegna (VB)	25.00%	Owned	Cavaglià S.p.A.
Old River Ranch S.c.a.r.l. (in liquidation)	Reggio Emilia	25.00%	Owned	Ecodeco S.r.l.
A.G.A.M. S.p.A.	Monza (MB)	24.99%	Owned	A2A S.p.A.
Sviluppo Turistico Lago d'Iseo S.p.A.	Iseo (BS)	23.88%	Owned	A2A S.p.A.
Lombardia Gas Trader S.r.l. (in liquidation)	Milan	23.74%	Owned	A2A S.p.A.
Metroweb S.p.A.	Milan	23.53%	Owned	A2A S.p.A.
E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.)	Rome	20.00%	Owned	A2A S.p.A.
Edipower S.p.A.	Milan	20.00%	Owned	A2A S.p.A.
Utilia S.p.A.	Rimini	20.00%	Owned	Aem Service S.r.l.
Bluefare Ltd. (in liquidation)	London	20.00%	Owned	A2A S.p.A.
Fusio S.r.l.	Pertica Alta (BS)	19.00%	Owned	A2A S.p.A.
Trentino Servizi S.p.A.	Rovereto (TN)	14.48%	Owned	A2A S.p.A.
INN.TEC. S.r.l.	Brescia	10.89%	Owned	A2A S.p.A.

05

Analysis of the main sectors of activity

Results sector by sector

The business sectors in which the A2A Group operates are represented by the following "sectors":

Energy

This sector's activity is selling electricity and natural gas on wholesale and retail energy markets. The sales and marketing areas have the support of other activities involved in fuel procurement, power plant planning and dispatching, portfolio optimisation and trading on domestic and foreign markets.

Heat and Services

This sector's activity is mainly selling the heat and electricity produced by the cogeneration plants (mostly) owned by the Group. Cogenerated heat is sold through district heating networks. The sector also provides services, such as managing district heating plants owned by third parties (heat management services) and facility management.

Environment

This sector's activity relates to the whole waste management cycle, from collection and street sweeping, to treatment, disposal and recovery of materials and energy. In fact, this sector's activity includes the recovery of the energy content in waste by means of refuse incinerators or biogas plants.

Networks

This sector's activity includes managing networks for the transmission and distribution of electricity and for the transport and distribution of natural gas, as well as running the entire Integrated Water Cycle (water captation, aqueduct management, water distribution, sewer network management, water purification).

Other Services and Corporate

Corporate services include various activities such as guidance, strategic direction, coordination and control of industrial operations, as well as services to support the business and operating activities (e.g. administrative and accounting services, financial and legal services, procurement, personnel management, information technology, telecommunications etc.). Other Services consist of activities relating to public illumination, traffic regulation systems, video surveillance services and the management of votive lights in cemeteries.

National energy scenario

Electricity

In the first half of 2008 demand of electricity in Italy amounts to 168.6 TWh, unchanged compared with the same period of the previous year. Load coverage was guaranteed 87.8% by domestic production with the remaining 12.2% being covered by imports.

Compared with the same months of the previous year, the demand trend showed negative growth rates in March, May and June, and positive for January, February and April.

The national power generation came 82.7% from thermoelectric sources, 13.6% from hydroelectric sources and 3.7% from geothermal and wind power sources.
With respect to the same period of the previous year, there was an 8.6% increase in hydroelectric output. There was also a rise in output from thermoelectric sources, (+1.5%), in geothermal production (+1.7%) and in wind power (+59,7%).
Overall national output grew (+3.1%) compared with a decline in the foreign balance (-19.1%).

Natural gas

In first six months of 2008, consumption of natural gas reached 45.4 billion cubic metres, 7% up on the same period of 2007.
Demand increased by 8.9% in January, by 16% in February, by 5.4% in March and by 20.1% in April compared with the same months in 2007.
On the other hand, there was a reduction of 6% in May and one of 3.1% in June.

Energy sector

The Energy Sector includes the following activities:

- **Electricity generation:** power plant management through a generation pool of hydroelectric and thermoelectric plants with installed power of 3.4 GW ([1]);
- **Energy Management:** the purchase and sale of electricity and gaseous and non-gaseous fuels on national and international wholesale markets; it also handles the procurement of fuel needed to cover the requirements of the thermoelectric plants and customers; planning, programming and dispatching for the electricity generation plants;
- **Sale of electricity and gas:** marketing of electricity and gas to the eligible customer market. It also includes the sale of electricity to customers eligible for "higher protection".

In addition to the activities carried on directly by A2A S.p.A., the Energy Sector also includes the following companies:

Energy	Companies of the A2A group included in the consolidation	
Thermoelectric & hydroelectric plants	• Abruzzo Energia	• Bas Omniservizi
	• Aem Energia	• Cogas
Energy Management	• Aem Trading	• Energen
	• Asm Energy	• Ostros Energia
Sale of electricity & gas	• Asmea (*)	• Plurigas

(*) Has 100% control of Tidonenergia.

(1) It includes 20% of Edipower's plants. It excludes the thermoelectric plant at Gissi.

Recent regulatory changes in the power sector

Production

The Budget Law for 2008 contains certain provisions to reform the national regulations on renewables.

In particular:

a. for certain types of plants (those that started up between April 1, 1999 and December 31, 2007) fuelled by renewables, a 15-year extension has been granted for the right to issue Green Certificates (plants with power of more than 1 MW) or the possibility to receive in lieu of that type of incentive a tariff fixed by the Authority for the same period of time (plants with power of less than 1 MW);
b. for the period 2007-2012 the minimum quota of electricity produced by plants fuelled by renewables which has to be injected into the national power system the following year, in accordance with Decree 79/99 and subsequent amendments (set at 2% by the Bersani Decree, and then increased by 0.35% per year by Decree 387/03 for the years from 2004 to 2006) has been increased by a further 0.75 percentage points per year. The Minister for Economic Development will issue decrees to establish how this quota is to be increased each year after 2012;
c. the law redefines the size of each green certificate (1 MWh);
d. the law redefines the market price of the green certificates issued by GSE (equal to the difference between 180 euro/MWh and the average annual value of the selling price of electricity as defined by the Authority during the previous year).

With resolution ARG/elt 24/08, the Authority determined the criteria for defining the average annual value of the selling price of electricity for the purpose of quantifying the market price of green certificates and quantified the average market price for 2008 (67.12 euro/MWh).

By decree on December 21, 2007 the Ministry for Economic Development, together with the Environment Ministry, approved the procedures for the qualification of plants fuelled by renewable sources and hydrogen plants, fuel cells and cogeneration plants combined with district heating for the purpose of issuing green certificates. It was the Marzano Law (article 1.71) that introduced the right to green certificates for such types of plant. Issuing certificates was partially regulated by the Decree of October 24, 2005, which also established that it was up to GRTN (now GSE) to issue these procedures. As a result of this decree:

— the request for recognition of Green Certificates for the Tecnocity plant was reiterated in March 2008 (having previously been presented in 2005 and rejected as the qualification procedures had not yet been issued). The outcome of this appeal is expected soon;

— the application for recognition of Green Certificates for the Sesto San Giovanni plant is currently being prepared; it will be presented together with Edison as it is the owner of the power plant (given that it owns the cogeneration plant).

With resolution 307/07 the Authority confirmed the validity of the reference parameters for the recognition of the combined production of electricity and heat by cogeneration, currently in effect pursuant to article 3.1 of Authority resolution 42/02, for the period from January 1, 2008 to December 31, 2009.

Dispatching

Following the DPR of April 13, 2007, accepting Edison Trading SpA's appeal against AEEG's instructions regarding the application of the fee for the allocation of rights to use transport capacity (CCT) to those that sell energy under bilateral contracts, with resolution ARG/elt 53/08 the Authority amended Attachment A to resolution 48/04 on dispatching.

The amendment provides for the application of the maximum limit of the average CCT charge incurred by operators using bilateral contracts for the entire period from April 1, 2004 to December 31, 2004 (and not only from August 1 of that year).
Calculations based on these changes will therefore be made to pay the operators entitled to this compensation, to which the companies of the A2A Group will also benefit.

With resolution ARG/elt 65/08 the Authority adopted urgent provisions to determine the cost and revenue elements of the electricity dispatching service for 2005.
In particular, the Authority defines a method of billing dispatching fees designed to limit the impact of any further changes in the quantities of energy issued and withdrawn on users of the dispatching service.
These changes are defined in such a way as to produce direct effects only on the holders of dispatching contracts that contain the points affected by the measurement adjustments, leaving the unit fees for previous billings as they were.

Emissions trading

In accordance with EU Directive 2003/87/CE, from January 1, 2005 the operators of plant that involves CO_2 emissions has to have an authorisation from the competent national authority. Each plant is assigned emission rights free of charge Each year, a plant has to have available a number of emission rights (quotas) to cover the emissions that it has released into the atmosphere, buying them if necessary, should the free assignments not be sufficient. On the

other hand, if the plant has emitted a quantity of CO_2 that is lower than the rights that it has available free of charge, it can sell the surplus quotas.

On May 15, 2007, the European Commission accepted Italy's National Plan for Phase II of the European Emissions Trading System (2008-2012), on condition that changes are made to it, including a reduction in the total quantity of emission quotas proposed. The authorised annual assignment of emission quotas amounts to 195.8 million tonnes of CO_2, 6.3% less than what Italy proposed, whereas the use of so-called "flexible mechanisms" (CERs-ERUs) will not be able to exceed 14.99% of the quantity assigned (from 20% proposed).

On March 4 2008 the Environment Ministry presented the latest version of the National Allocation Plan (NAP) for greenhouse gas emissions according to the second phase of the European Emissions Trading scheme for the period 2008-2012. The European Commission will now have to go ahead with its evaluation to verify whether there is compliance with the obligations of the Kyoto Protocol and with the guidelines laid down by the European Union.

Provisions concerning CIP 6 energy

At the end of December, the Budget Law 2008 assigned to the Authority, with retroactive effect from January 1, 2007, full powers to define the CEC. Reference to the market prices for natural gas already adopted by the Authority under resolution 249/06 (which established the value of the ECE component for 2007) therefore seems to be admissible. This resolution had been impugned by the operators, but the Council of State rejected the appeal on January 22, 2008.

With reference to the provisions contained in the Budget Law 2007 regarding the assignment of CIP 6 incentives to the plants fed by sources similar to renewables, the Budget Law 2008 also laid down that such funding should be granted only to plants built and operating prior to the date that the law came into effect.

With resolution ARG/elt 49/08 the Authority determined the amount of the equalisation for 2007 of the conventional average fuel price of the CEC component (relating to the avoided fuel cost) of the withdrawal price granted to owners of power plants that come under CIP 6/92.

The Authority also established the amount of the CEC component to be paid on account for 2008: the same amount as the equalisation for 2007.

The 2007 equalisation of the conventional average fuel price to be included in the CEC component was set at 26.20 c€/m^3.
In resolution ARG/elt 77/08, the Authority defines the criteria for granting plant owners that sell electricity under CIP 6/92 the costs resulting from application of the emissions trading rules (for the purchase of CO_2 emission certificates).

With resolution ARG/elt 80/08, the Authority amended and integrated the provisions of resolution 113/06 granting owners of plants under CIP 6/92 the costs deriving from application of article 11 of Decree 79/99 on Green Certificates, reimbursing these plants for such costs for the entire period of the related sale agreements, and not just for the first eight years of them, based on the opinion 4390/2007 of the Council of State.

Provisions concerning imports

With resolution 329/07, the Authority established the methods and conditions for the management of import and export congestion on the interconnection network with other countries for 2008. In accordance with this provision, following the auctions held by the Network Managers of various countries, including Terna, AEM Trading was assigned electricity import and export capacity on various borders.

Provisions concerning sales to the Sole Buyer of energy destined for the captive market and the assignment of CCC

On January 3, 2008, the Sole Buyer organised an initial auction for the selection of counterparties in base load two-way differential contracts at index-linked prices for the year 2008 to hedge the risk of volatility in the price of electricity (Single Nationwide Price).
On January 30, 2008, the Sole Buyer organised a second auction for the selection of counterparties in base load and peak load two-way differential contracts index-linked to the price of Brent, for the months between February 2008 and December 2008, also to hedge the risk of volatility in the price of electricity (Single Nationwide Price).
At the auction held on January 30, AEM Trading was assigned capacity:

- of 30 MW base load for the months of February, March, May, July, September, October, November and December 2008;
- of 30 MW peak load for the months of February, March, July, September, October, November and December 2008 and of 10 MW peak load for May and June 2008.

The Sole Buyer also organised auctions on September 19, 2007, December 12 and 20, 2007, for the allocation:

- of bilateral contracts for the purchase of electricity for the years 2008, 2009 and 2010 — base load at a fixed price with a Brent index option and a withdrawal option;
- of physical bilateral contracts base load 500 MW at a fixed price for the years 2008, 2009, 2010;
- long-term contracts for the years 2008, 2009 and 2010, for 1000 MW per year.

AEM Trading was assigned 62 MW at the auction held on December 12, 2007 and 10 MW at the one on December 20, 2007. ASM Brescia was assigned 10 MW at the auction held on September 19, 2007 and 40 MW at the one on December 12, 2007.

At the auctions organised by the Sole Buyer for the importation of electricity for the protected market, AEM Trading was assigned a total of 73 MW base load for the months of May, June, October and November 2008.

As regards the base load and peak load CCC allocations (to hedge against the risk of volatility in the fee for allocation of transport capacity) for 2008, AEM Trading was assigned base load and peak load for periods of one month and six months.

Provisions concerning deregulation of the electricity market: sales to customers eligible for higher protection and safeguarding

Directive 2003/54/CE requires Member States to adopt suitable measures to leave domestic electricity market customers free to choose their own supplier from July 1, 2007.

On June 18, 2007 the Council of Ministers launched Decree Law 73 (converted into law 125 of August 23, 2007) in order to define urgent measures for the implementation of the EC instructions on the liberalisation of energy markets.

This decree provides for the creation of separate companies for power distribution and sales for those companies that at June 30, 2007 were still handling both distribution and sales on an integrated basis. AEM Elettricità SpA therefore took steps to transfer to AEM Energia SpA the business relating to the sale of electricity to customers eligible for higher protection.

With resolution 349/07, the Authority established selling prices for the sale of electricity (PCV) as part of the higher protection service and operators' remuneration, with effect from January 1, 2008.

The AEEG envisaged the application to all customers eligible for higher protection of a fee to cover the sales and marketing costs involved in the selling activity, set at a level in line with the costs incurred by an operator selling on the free market.

Operators providing this higher protection service have the right to remuneration (RCV) that varies according to whether they operate through companies that are separate from the distribution company.

With resolution ARG/elt 25/08, a compensation mechanism was defined to adjust for situations of imbalance between the revenues that can be achieved by applying the RCV tariff component and the costs to be recognised, such as to generate a difference between costs and revenues of more than 5% in absolute terms.

With resolution ARG/elt 18/08, the Authority also defined equalisation mechanisms for the costs involved in procuring electricity for the higher protection service and equalisation mechanisms between the Sole Buyer and the higher protection operators.
In particular, equalisation mechanisms are regulated for:

- higher protection operators to cover the costs involved in procuring electricity for their customers (from July 1, 2007);
- distribution companies to cover the costs involved in procuring electricity for customers of the captive market in the first half of 2007.

Recent regulatory changes in the natural gas sector

Wholesale

On August 30, 2007 the Ministry for Economic Development signed a decree that requires gas importers from November 5, 2007 to use the entire inward transport capacity assigned to them, with a view to maximising the availability of gas in preparation for the coming winter 2007-2008. As already foreseen last year, the decree lays down that any failures to use the available capacity are considered equivalent to unauthorised withdrawals from strategic stocks, subject to a fee that the Authority established with resolution 297/07 for the period 2007-2008. The resolution also suspends application of the penalties for injecting more gas than foreseen into the storage facilities. The obligation to maximise transport capacity was revoked on March 11, 2008.

Retail

With resolution 347/07, the Authority revised the make-up of the QVD component that is designed to cover the costs of selling natural gas on the retail market, providing for:

- the introduction of a fixed fee, as well as a variable portion;
- elimination of the right to increase the fees paid by customers with consumption of up to 20 GJ per year.

Overall revenues from the new make-up are more or less the same as before.

Quantitative data — electricity sector

Key quantitative data relating to the energy sector are summarised below.

As mentioned previously, the first half 2008 results are not comparable with those of the same period in 2007 because of the change in the scope of consolidation. The 2007 figures therefore relate only to the AEM Group, restated on the basis of the new definitions of the Group's business sectors ("sectors") and the changes in consolidation policies adopted by A2A.

GWh	**06 30 2008**	**06 30 2007**
SOURCES		
Net production	**5,844**	**4,660**
- thermoelectric production	4,763	3,765
- hydroelectric production	1,081	895
- other production	-	-
Purchases	**11,600**	**5,529**
- Sole Buyer	2,057	2,069
- Power Exchange	5,234	1,661
- foreign markets	2,814	1,618
- other purchases	1,495	181
TOTAL SOURCES	**17,444**	**10,189**
APPLICATIONS		
Protected market sales	2,057	2,069
Sales to eligible customers and wholesalers	6,612	4,061
Sales on the Power Exchange	6,892	3,236
Sales on foreign markets	1,883	823
TOTAL USES	**17,444**	**10,189**

Quantitative data — gas sector

Millions of m3	06 30 2008	06 30 2007
SOURCES		
Procurement	2,884	1,165
Withdrawals (injection in storage)	(14)	-
TOTAL SOURCES	**2,870**	**1,165**
APPLICATIONS		
Sales to end-customers	1,068	512
Wholesale	**1,802**	**653**
- thermoelectric use	853	609
- cogeneration use	29	18
- other sales	920	26
TOTAL USES	**2,870**	**1,165**

Note:
- The figures are shown net of losses and adjustments as per the price adjustment coefficients laid down by the AEEG in resolution no. 237/00 and subsequent amendments.
- In 2007 the purchase figures only refer to the quantity that the AEM Group purchased from Plurigas and ENI.

Income statement figures

Millions of euro	01 01 2008 06 30 2008	01 01 2007 06 30 2007 *Restated*
Revenues from sales and services	2,385	1,070
Gross profit from operations	226	133
% of Revenues from sales	*9.5%*	*12.4%*
Amortisation, depreciation and provisions	(52)	(21)
Net profit from operations	174	112
% of Revenues from sales	*7.3%*	*10.5%*
Capital expenditure	22	10

During the half year, the Energy Sector made revenues of 2,385 million euro with a gross profit from operations of 226 million euro. The increase compared with the first half of 2007 is attributable to the change in the scope of consolidation that followed absorption of the ASM Brescia Group's energy sector.

Capital expenditure during the period amounted to 22 million euro, mainly involving construction works for the thermoelectric plant at Gissi, as well as extraordinary maintenance of the No. 1 and 2 Units of the Premadio hydroelectric power station.

As a result of combining AEM and ASM, A2A now has an efficient production mix with a total installed capacity of 3.4 GW, of which 2.5 thermoelectric and 0.9 hydroelectric, a portfolio of gas contracts for a total of 5 Bm^3 on an annual basis and an electricity intermediation capacity of 28 TWh/year.

Heat and services sector

The Heat and Services Sector includes the activities of cogeneration, district heating and the sale of heat, as well as other activities related to the heat management and facility management services. The following is a short description of these activities:

- **Cogeneration and District Heating:** these involve the production, distribution and sale of heat in the cities of Milan, Brescia and Bergamo, as well as certain neighbouring towns, the production and sale of electricity, and the operation and maintenance of the cogeneration plants and district heating networks;
- **Heat and other services:** management of heating plants owned by third parties and facility management.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Heat and Services Sector also includes the following companies:

Heat & services	Companies of the A2A group included in the consolidation
Cogeneration plants	Aem Calore e Servizi Asm Calore e Servizi Asm Servizi Proaris
District heating networks	
Sale of heat & other services	

Key quantitative and economic data of the sector are reported below.

Quantitative data

Gwht	06 30 2008	06 30 2007
SOURCES		
Plant:	536	113
- *Lamarmora*	*348*	–
- *Famagosta*	*78*	*66*
- *Tecnocity*	*40*	*29*
- *Other plants*	*70*	*18*
Purchases from:	474	112
- third parties	92	71
- from other sectors	382	41
TOTAL SOURCES	**1,010**	**225**
APPLICATIONS		
Sales to end-customers	1,010	225
TOTAL USES	**1,010**	**225**

Note:
- These figures only refer to district heating. They do not include sales of heat.
- These include the quantities of heat purchased from the Environment Sector.

Income statement figures

Millions of euro	01 01 2008 06 30 2008	01 01 2007 06 30 2007 *Restated*
Revenues from sales and services	125	43
Gross profit from operations	34	5
% of Revenues from sales	*27.2%*	*11.6%*
Depreciation, amortisation and provisions	(13)	(3)
Net profit from operations	21	2
% of Revenues from sales	*16.8%*	*4.7%*
Capital expenditure	28	13

A2A's Heat and Services Sector in the first half of 2008 generated revenues of 125 million euro with a gross profit from operations of 34 million euro. The increase compared with the first half of 2007 is attributable to the change in the scope of consolidation that followed absorption of the ASM Brescia Group's heat sector.

Capital expenditure during the period, 28 million euro, mainly involved development of the district heating networks in the Canavese and Famagosta districts of Milan, as well as in Brescia and Bergamo, ongoing works on the Canavese plant, completion of the Goltara (BG) plant and extraordinary maintenance on Brescia's Nord power plant.

The sector has a plant pool with a total installed thermal capacity of 800 MWt and an installed electricity capacity of 180 MWe. It benefits from the heat produced by the three waste incinerators in Brescia, Milan and Bergamo (which form part of the Environment Sector).
The main production plants are: Lamarmora and Centrale Nord in Brescia, Tecnocity and Famagosta in Milan, Goltara in Bergamo.

It has an extensive district heating network in Brescia, Bergamo and Milan for a total of 710 km and provides district heating services to around 17,000 end-customers with volumes of heat sold totalling 1.5 TWh per year.

Environment sector

The Environment Sector includes the activities relating to the entire waste management cycle. These activities are briefly described below:

- **Refuse collection and street sweeping**: cleaning streets and collecting refuse for transport to its final destination;
- **Treatment:** an activity that is carried out in dedicated centres to recover or transform the waste in order to make it suitable for recycling, incineration and energy recovery or disposal in a landfill;
- **Disposal:** this involves the final disposal of urban and special wastes in combustion plants or dumps, where possible recovering energy through incineration or exploitation of biogas.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Environment Sector also includes the following companies:

Environment	Companies of the A2A group included in the consolidation
Refuse collection & street sweeping	Ecodeco Group
Treatment	Amsa Group
Disposal & energy recovery	Aprica (*)
	Montichiari ambiente
	Ecofert

(*) Has 100% control of BAS Power.

Recent regulatory changes in the environment sector

Decree 152 of April 3, 2006 "Rules on environmental matters" acts as the regulatory framework for the waste sector. The new legislation (also known as the Environment Consolidation Act), has in fact revised all of the national rules on the environment, expressly abrogating the Ronchi Decree (Decree 22 of February 5, 1997) as regards the regulation of waste.

The technical rules laid down in the outgoing regulatory framework on waste disposal still remain in force as part of a transitory system until the rules for implementing the Consolidation Act are issued.

As a result, on September 13, 2007 the Council of Ministers approved at first reading the text of a new, single legislative decree containing amendments to the Consolidation Act, which also included the previous amendments-in-progress. The procedure for the definitive approval of the "Unified Amendment" ended with the publication of Decree 4 of January 16, 2008, which became effective on February 13, 2008. The changes introduced by the Unified Amendment relating to Part Four (Waste) of the Consolidation Act mainly concern:

- reformulation of the concept of by-product (materials deriving from a process that is not designed to produce them directly) by introducing more restrictive conditions that such by-products have to comply with to be removed from the rules governing waste products;
- the regulation of secondary raw materials (materials, substances or products deriving from the re-use, recycling or recovery of waste), introducing more restrictive requisites that such materials have to comply with to be removed from the rules governing waste products;
- a change in the timing allowed for the temporary deposit of dangerous wastes (from two to three months) in the place where they were produced;
- obligatory use of the MUD (*Modello Unico di Dichiarazione ambientale* — a single form for making environmental declarations) for producers of special but non-dangerous waste deriving from certain activities, including industrial and artisanal processing, waste recovery and disposal, the sludge produced during the purification of drinking water and other types of water treatment and during of waste water purification and fume reduction;
- particular rules for the obligatory authentication of the loading and unloading registers;
- abrogation of the rules that required ferrous and non-ferrous scrap from steelworking and metallurgy to follow the regulations governing secondary raw materials;
- elimination (article 205.2) of the organic waste portion separated after collection from the calculation of the percentage of differentiated refuse collection.

Other waste legislation

In implementation of EC Directive 1999/31/CE on waste landfill dumps, Decree 36 of January 13, 2003 (to which article 182.7 of Decree 152/06 makes specific reference) identifies specific norms for the correct disposal of waste, introducing prescriptions, procedures and requisites for landfill dump management. Two of the novelties include the identification of obligations for the manager after closure of the dump during the so-called "post mortem" period (which lasts 30 years) and a new classification of dumps into three categories: dumps for inert, non-dangerous and dangerous waste. Decree 36/2003 also identifies fourteen categories of waste that cannot be dumped in landfills, laying down generally that waste materials can only be dumped in landfills after they have been treated (except for inert waste that technically cannot be treated and those for which treatment does not help achieve the aims of the decree and for which treatment is not essential to comply with the legal limits). Article 1.166, of the Budget Law 2008 extended to December 31, 2008 the deadline for being able to dump the types of waste listed in Decree 36/2003.
Dumps for inert refuse and specialist dumps for asbestos cement are still excluded from the benefit of this extension.

With reference to the use of biological sludge and compost in agriculture, Directive 91/676 (the "Nitrates Directive") limits the maximum load of organic nitrate distributable in agriculture and this was introduced into Italian law by Decree. 152/06.
Articles 92 and 112 of Decree 152/06 delegate to the Regions the task of regulating the use in agriculture of the effluents from animal husbandry, as well as that of preparing obligatory plans of action for the protection and cleansing of waters from the pollution caused by agricultural nitrates.
The action plans also identify the periods when it is prohibited to spread any kind of fertiliser on fields.
With DGR no. 5215 of August 2, 2007, the Lombardy Region adopted "the integration with changes to the plan of action for the protection and cleansing of waters from the pollution caused by agricultural nitrates in vulnerable areas". Article 19 of this DGR established that the agricultural use of biological sludge during the period from November 1 to February 28 of each year should depend on the weather and detailed instructions issued day by day by the Region through suitable farming weather bulletins.
By decree on April 8, 2008, the Environment Ministry adopted regulations for collection centres for urban waste collected on a differentiated basis, as foreseen in article 183.1.c) of Decree 152 of April 3, 2006, and subsequent amendments.
April 30, 2008 was the deadline for presentation of the MUD to local chambers of commerce. All Group companies presented a MUD on a timely basis with all of the information regarding

the quantities and characteristics of the waste produced, treated, transported or disposed of during 2007.

Key quantitative and economic data of the sector are reported below.
The figures show for 2007 only refer to the Ecodeco Group.

Quantitative data

	06 30 2008	06 30 2007
Waste collected (kton)	602	-
Waste disposed of (kton.)	1,443	461
Electricity sold (GWh)	592	89

Income statement figures

Millions of euro	01 01 2008 06 30 2008	01 01 2007 06 30 2007 *Restated*
Revenues from sales and services	365	75
Gross profit from operations	168	33
% of Revenues from sales	*46.0%*	*44.0%*
Depreciation, amortisation and provisions	(47)	(16)
Net profit from operations	121	17
% of Revenues from sales	*33.2%*	*22.7%*
Capital expenditure	20	3

During the first half of 2008 the Environment Sector had revenues of 365 million euro and a gross profit from operations of 168 million euro.

Capital expenditure during the period amounted to 20 million euro and was principally for the construction of new landfill lots, works on waste collection and street sweeping plants, as well as on refuse treatment plants (biodrying/refining).

After absorbing ASM and AMSA, which operated in the collection, processing and disposal of waste in Milan and neighbouring towns, and Ecodeco, which was already controlled by AEM, A2A has become an integrated operator in all of the phases making up the waste management sector. A2A has some of the most modern plants in the whole of Europe and specialises in the use of extremely innovative technologies.

At present, the sector has five WTE incinerators in Milan, Pavia, Brescia and Bergamo, as well as plants for the processing and recovery of industrial and urban wastes.

The Group's WTE incinerators and biogas plants produce electricity for a total of 1.2 TWh/year.
The waste collected in the provinces of Milan, Brescia and Bergamo amounts to around 1.4 Mton/year, while the overall volume of waste disposed of and recovered comes to around 3.0 Mton/year.

Networks sector

The Networks Sector includes the activities regulated by a sector Authority, namely the management of electricity and gas networks and of the integrated water cycle. These activities are briefly described below:

- **Electricity Networks:** the transmission and distribution of electricity.
- **Gas Networks:** the transport and distribution of natural gas.
- **Integrated water cycle:** water captation, aqueduct management, water distribution, sewer management and water purification; the sale of water to customers served by the distribution networks of Group companies operating in the provinces of Brescia and Bergamo.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Networks Sector also includes the following companies:

Networks	Companies of the A2A group included in the consolidation	
Electricity Networks Gas Networks Integrated Water Cycle	• Aem Elettricità • Aem Gas • Asm Elettricità • Asm Reti • ASVT	• Bas SII • Camuna Energia • Retragas • Retrasm • Seasm

Recent regulatory changes in the distribution sector

Natural gas distribution division

The Emergency Intervention Service in 2006

In closing the investigation begun with resolution 185/07 in relation to the violation by AEM Gas in 2006 of the provisions of article 11.2 of resolution 168/04 regarding the gas emergency intervention service, which requires the gas company to arrive on site within 60 minutes of a call 90% of the time, the Authority notified to the company VIS no. 46/08, with which it inflicted a fine of 1,493,000 euro in accordance with article 2.20.c) of Law 481/95.
In this regard, we would also point out that following a clarification on the part of the Authority concerning the correct application of fines for violations of the general standards of emergency intervention as per article 23 of resolution 168/04, which requires arrival on site within 60 minutes of a call 95% of the time, the Cassa was asked for a rebate of 829,000 euro unduly paid for the Milan and Segrate plants in 2007.

Assignment of the gas distribution service

Recently, the legislator again intervened in connection with the end of the transition period: firstly, during the conversion into law of Decree 159 of October 1, 2007, and then with the approval of the Budget Law (Law 244/07). This introduced the fact that the new tenders for awarding the service would have to be called within 2 years of the ministers identifying the best location, and this in turn will have to be identified for each territorial basin by the end of November 2008.

DISTRIBUTION OF ELECTRICITY

Tariff regime

With resolution 348/07, the Authority adopted the Integrated Text concerning the regulation of power transmission, distribution and measurement services for the third regulatory period 2008-2011 (Attachment A).

The purpose of this provision is to go beyond the system based on tariff options proposed by the distribution companies, foreseeing the application of a single tariff set by the Authority.
Up to March 31, though only to users for other medium and low voltage uses, the distribution companies applied the distribution tariff options in force at December 31, 2007, lowered to take account of the new revenue restrictions imposed on the companies for the year 2008.

If distribution tariffs are not updated by April 1, a reduction is foreseen for 2008 in the amount of revenues that a distributor would obtain by applying the TV1 reference tariff equal to 1% of this amount for each month that the update is delayed.

This measure provides for a general equalisation regime, as well as a specific company equalisation system, guaranteeing coverage of any variances in the costs incurred by companies for reasons outside their control.
In particular, there are equalisation mechanisms for V1 restricted revenues and equalisation mechanisms for the sales and marketing costs involved in distribution. With resolution Arg/elt 30/08, the Authority defined the equalisation mechanism for the sales and marketing costs incurred by distribution companies for low tension customers to protect their economic and financial equilibrium, as a result of the reorganisation of the sector that followed completion of the deregulation process.

In order to determine tariff levels:

- the recognised rate of return on capital employed has been set at 7% for the distribution service, including related commercial activities, and at 7.2% for the measurement service;
- as regards the portion of the tariff components designed to cover operating costs, the provision sets a target annual increase in productivity (*X-factor*), which would make it possible to transfer to end-customers, within eight years for transmission and distribution and within six years for the measurement service, of higher efficiency recoveries already achieved by the companies in the second regulatory period, namely 1.9% for distribution and 5.0% for the measurement service (national averages);
- with reference to the annual updates, the depreciation charge is excluded from the field of application of the price-cap.

The Integrated Text also introduces tariff mechanisms designed to promote types of investments considered particularly useful for the development and efficiency of distribution network infrastructures, integrating the incentives provided by the quality regulations.
These investments will be selected be defining suitable effectiveness indices.

As regards the measurement service, the useful life of the low-tension meters has been revised, giving them a duration of 15 years.
Companies are also recognised an additional depreciation charge in connection with the meters eliminated prior to the end of their standard useful life (20 years).
With resolution Arg/elt 30/08, the Authority provided for a revenue equalisation mechanism for the measurement service at low-tension withdrawal points in order to guarantee that the remuneration of the investment in electronic meters and electronic measurement recording devices at low-tension withdrawal points and the depreciation on electromechanical meters

that have been eliminated to replace them with electronic ones are attributed to the distribution companies that have effectively made such investments. There is also provision for a penalty system for non-compliance with the obligatory installation objectives laid down in resolution 292/06.

With reference to the specific company equalisation mechanism, we would point out that in May 2005 the Lombardy TAR, to which certain distributors, including AEM S.p.A., had filed an appeal, partially cancelled resolution no. 5/04 (with particular reference to the criteria for determining tariff levels for the second regulatory period) and regulation 96/04.
In January 2006, the Council of State partially accepted the Authority's appeal to cancel this sentence. In particular, the Board considered it illegitimate that resolutions 5/04 and 96/04 do not take account of the price paid by the distributor to Enel for the network that was sold. With resolution 177/06, the Authority initiated proceedings to define how to implement the decisions of the Council of State and suspended the preliminary activities relating to the specific company equalisation system until this process has been settled. The investigation regarding AEM Elettricità was postponed to October 2007.

With resolution Arg/elt 8/08, the Authority defined for ASM Distribuzione Elettricità S.r.l. the specific company correction factor applicable to revenues admitted to cover distribution costs for the year 2004, namely 0.1378.

With resolution 30/08, the Authority established the methods for applying and updating the specific company correction factor to determine the amount of equalisation for the regulation period 2008-2011.

With resolution Arg/elt 62/08 the Authority ordered that by June 30, 2008 the Electricity Sector Equalisation Fund should pay, by way of an advance and subject to equalisation to the companies entitled to specific company equalisation for which the Authority set the CSA factor for 2004, the amounts relating to the PSA for the years 2005, 2006 and 2007, for an amount equal to 80% of the figure decided by the Authority for 2004.
As regards the companies for which the CSA factor for 2004 has not yet been set, the provision ordered that the amounts relating to the PSA for 2005, 2006 and 2007, by way of an advance subject to equalisation, should be paid within 90 days of the measure that set the CSA factor being issued. These amounts will each be determined to the extent of 80% of the amount laid down in the AEEG's PSA resolution for the year 2004.

Hence:

- as regards ASM Elettricità SpA the Cassa paid at the end of June 2008, subject to equalisation, an amount equal to 3.3 million euro per year by way of specific company

equalisation for the period 2005-2007. An amount of 4,192,427,20 euro was recognised and paid to the distributor by way of specific company equalisation for the year 2004;

- as regards AEM Elettricità, the amounts for 2004 will be paid by way of specific company equalisation following the end of the related investigation, while the amounts awarded for the years 2005-2007 will be paid within 90 days, subject to equalisation.

Service quality and continuity

The Authority approved with resolution 333/07 the Integrated Text for the Quality of the Electricity Service ("I.T.Q.E.") for the third regulatory period.
As regards the regulation of service continuity, one novelty is the introduction of an incentive based on the number of interruptions, alongside the mechanism for regulating the accumulated duration of the interruptions.

With resolution Arg/gas 51/08 the Authority integrated and modified the Integrated Text for the Quality of natural gas distribution, measurement and sale services, Attachment A to resolution 168/04, on the question of checking meters on the request of the end customer.

ENERGY SAVING

Pursuant to the decrees of the Ministry of Productive Activities and the Minister of the Environment of July 20, 2004 for the period 2005-2009, distributors of electricity and natural gas who on December 31, 2001 served at least 100,000 end-customers are required to comply with specific savings objectives, in proportion to the amount of energy distributed.
In order to achieve these objectives, distributors will be able to develop energy saving projects, in compliance with the provisions of Law 239/04 (Marzano Law) and the related implementation instructions, especially in matters concerning post-meter activity.

On December 21, 2007 the Ministry for Economic Development issued a decree revising and updating the decrees issued on July 20, 2004. In particular, the decree revises upwards the national energy savings objectives previously determined in 2004 for the electricity and gas sector for the years 2008 and 2009 and establishes new objectives for the three-year period 2010-2012.

Tariff grant

With resolution 345/07, the Authority confirmed the value of 100 euro per toe for each type I and II certificate cancelled in May 2009 in order to achieve the specific saving targets for 2008.

Energy savings objectives for the year 2008

Resolution EEN 1/08 established specific energy savings objectives for 2008 by individual obligatory distributor.

For A2A Group companies these objectives are:

• AEM Elettricità S.p.A:	34,383 toe (tons of oil equivalent)
• ASM Elettricità S.p.A.:	19,842 toe
• AEM Gas S.p.A.:	41,921 toe
• ASM Reti S.p.A.:	16,359 toe

INSTRUCTIONS ON ACCOUNTING AND FUNCTIONAL UNBUNDLING

With resolution 11/07, partially amended by resolution 253/07, the Authority issued an Integrated Text on administrative and accounting unbundling for companies operating in the electricity and gas sectors, modifying the current rules (established by resolutions 310/01 and 311/01).

In particular, the resolution introduces obligations for vertically integrated groups to unbundle the management of key infrastructures (including electricity distribution, measurement and transmission and gas transport) and the activities carried on in the free market. The purpose is to ensure neutrality in the management of these infrastructures and to avoid discrimination in the access to commercially sensitive information and cross-transfers of resources between segments of the sectors.
To this end, the plan is to give these unbundled activities decision-making and organisational autonomy by having them administered by an "Independent Manager". The deadline for unbundling, which was initially set for January 1, 2008 (except for the unbundling of distribution and measurement, which will run from 2010 in the electricity sector and from 2012 in the gas sector), was postponed until June 30, 2008 by resolution 253/07.

The new rules on accounting unbundling, on the other hand, are expected to come into effect in the first financial period that commences after December 31, 2006, with the possibility of a one-year delay (requested by the Group).

Following the appeal against this resolution by various operators, on December 18 the Lombardy TAR rejected the request for the resolution to be cancelled for lack of powers on the part of the AEEG, but it did cancel that part of the resolution that said that the executives should also form part of the Independent Manager.

Various operators and the Authority have appealed against this sentence. As things stand, the appeal filed by Snam Rete Gas has been adjourned to January 2009 for the merit discussion.
Considering the ongoing litigation and the failure to define Guidelines for preparing a plan of the various steps needed to implement unbundling as per Attachment A of resolution 11/2007 (consultation proposals at the end of June with consultation document 22/08), the Authority announced that the June 30, 2008 deadline for setting up the Independent Manager was not to be considered final.

Key quantitative and economic data of the sector are reported below.

Quantitative data

	06 30 2008	**06 30 2007**
Electricity distributed (GWh)	6,178	3,740
Gas distributed (Mm3)	1,101	583
Gas transported (Mm3)	219	-
Water distributed (Mm3)	44	-

Income statement figures

Millions of euro	**01 01 2008 06 30 2008**	**01 01 2007 06 30 2007** *Restated*
Revenues from sales and services	268	157
Gross profit from operations	122	82
% of Revenues from sales	*45.5%*	*52.2%*
Depreciation, amortisation and provisions	(55)	(36)
Net profit from operations	67	46
% of Revenues from sales	*25.0%*	*29.3%*
Capital expenditure	62	31

In the first half of 2008, the Networks Sector had revenues of 268 million euro and a gross profit from operations of 122 million euro.

Capital investment during the period amounted to 62 million euro and concerned:

- development and maintenance work on the electricity distribution networks, mainly connecting new users, expansion and refurbishment of the medium and low voltage network, and the installation of new electronic meters;

- development and maintenance work in the gas distribution area, mainly connecting new users, as well as replacing medium and low pressure underground tubes;
- works on the water transport and distribution network, as well as on the sewer networks.

A2A's Networks Sector now includes the related activities of the ASM Brescia Group (management of electricity and gas networks and of the integrated water cycle). In total, A2A has 8,000 km of medium and low pressure gas network, 15,000 km of in high, medium and low voltage electricity network and 5,000 km of water network.

Today, A2A and its subsidiaries provide distribution services to 1.2 million gas customers, 1.1 million electricity customers and 0.3 million water customers.

The volumes of gas and electricity distributed each year amount to 2 Bm^3 and 12 TWh respectively, whereas 88 Mm^3 of water are distributed per year.

INTEGRATED WATER SERVICE

After Decree 152 of April 3, 2006 "Rules on environmental matters" and regional Law 18 of August 8, 2006 came into force, the Ambit Conference of the Optimal Territorial Ambit (OTA) for the province of Brescia passed resolution 7 of December 21, 2006 which approved the preliminary steps needed to set it up in the form of a consortium under article 31 of Decree 267/2000 and subsequent amendments, in order to comply with the above legislative requirements.
On June 15, 2007, the local government agencies included in the OTA signed an Agreement which set up a Consortium entitled "Ambit Authority for the Province of Brescia".

Details of the tariff plan for the integrated water service in the Province of Brescia are contained in the "Ambit Plan" approved by resolution 2 of June 14, 2006. The Ambit Plan is the tool used by the Ambit Authority to define the objectives and methods of managing the aqueduct, sewer, catchment and purification services and to regulate dealings with the various operators.

On April 18, 2008, the Consortium General Meeting resolved (with resolution 3/08) to approve the tariffs set by the operators for the year 2008.

These tariffs are being applied:

- from January 1, 2008 in those Municipalities where the Group has been delegated to run the integrated water service or where current management was to continue in accordance with article 113.15 *bis* of Decree 267/00 and subsequent amendments (for the A2A Group, this involves 81 Municipalities in the Province of Brescia);

- for the other Municipalities, from the date laid down in the resolution delegating management of the integrated water service.

To date, in the Province of Brescia, not all Municipalities have delegated the running of the integrated water service, or part of it, to third party managers, which means that they are continuing to run it themselves with tariffs established by resolutions passed by CIPE (the Government's Interministerial Committee for Economic Planning).

With resolution 4/08 the Consortium General Meeting approved the "Activity Plan for the year 2008 with a Budget for 2008 and a Long-term Budget for 2008-2010" of the Ambit Authority for the Province of Brescia.

During 2008, the Ambit Authority will monitor correct management of the service, carrying out a specific investigation. The purpose of the investigation will also be to check proper alignment of depreciation values and capital remuneration.

Other services and corporate

The following is a brief description of the activities carried on by this sector:

- **Corporate** ([1]): supervision, coordination and control activities, such as business development, strategic direction, planning and control, financial management and the coordination of the Group's activities; central services to support the business and operating activities (e.g. administrative and accounting services, legal services, procurement, personnel management, information technology, telecommunications etc.) provided by the Parent Company under specific intercompany service contracts;
- **Other services:** activities relating to public illumination, traffic regulation systems, video surveillance services and the management of votive lights in cemeteries, as well as data transmission, telephony and internet access services and systems design services.

In addition to the activities carried on directly by A2A S.p.A., this area also includes the following companies:

Other services & corporate	Companies of the A2A group included in the consolidation
Other Services Corporate	• Selene (*) • Aprica studi • Bas.Com

(*) Has 100% control of Itradeplace.

(1) This includes the General Manager's Office (Corporate and Market Area), the General Manager's staff (Technical and Operations Area) and the staff in the Office of the Chairman of the Board of Management and Supervisory Board.

The table below reports the main income statement figures of this sector.

Income statement figures

Millions of euro	**01 01 2008 06 30 2008**	**01 01 2007 06 30 2007** *Restated*
Revenues from sales and services	89	47
Gross profit from operations	(20)	(7)
% of Revenues from sales	-22.5%	-14.9%
Depreciation, amortisation and provisions	(16)	(9)
Net profit from operations	(36)	(16)
% of Revenues from sales	-40.4%	-34.0%
Capital expenditure	45	5

In the first half of 2008, Services Sector had revenues of 89 million euro and a negative gross margin from operations of 20 million euro.

Capital expenditure for the period amounted to 45 million euro and mainly concerned work on IT systems and the purchase of the building in Via Lamarmora, Brescia.

Human resources

A2A Group employees were involved in various levels of training in 2008 as part of the constant search for excellence in terms of professional skills, performance and results.
Training activities have included various courses on Group company integration, which have involved all managers in collective teambuilding initiatives and individual coaching initiatives, which will continue throughout 2008.
Institutional and professional training activities have continued for Group employees with a view to developing significant levels of professional know how and providing updates on important topics, regulations and technical and technological developments affecting the industry.

At June 30, 2008 compared with the same date last year, labour cost has been affected by the renewal of the Gas-Water contract, of the contracts in the Hygiene-Environmental sector and of the economic part of the Electricity sector contract.
We would also point out that the new rules on severance indemnities have been applied since July 1, 2007. These involve paying over severance indemnities either to a supplementary pension fund or to a treasury fund run by INPS.

Research and the environment

Plan for the development of district heating in the City of Milan

On 28 May 2007, the Mayor of Milan and the Chairman of the AEM Group, now A2A, signed a "Framework Agreement between the Municipality of Milan and AEM for energy diversification in municipal territory by promoting district heating". The protocol of understanding is a tool to implement the A2A Group's business plan, one of its priority objectives being to spread the use of urban district heating, which is also in line with the Milan's policy of sustainable development.

An integral part of the Agreement is the "Plan for the Development of District Heating in the City of Milan", which was prepared by A2A. The objective of the Plan between now and 2012 is to expand the area reached by this service by connecting new users to the district heating network for a total of 716 thermal MW, the equivalent of around 350,000 inhabitants. This increase will be added to the present coverage of the district heating service, namely 130,000 equivalent inhabitants reached for a power of 250 MWt. In order to achieve a significant reduction in polluting emissions, the Plan foresees that the new district heating systems will be fed by production systems based on innovative technologies with high standards of efficiency and environmental performance, such as high yield cogeneration and large diameter heat pumps that use water from the first water-bearing stratum, i.e. a renewable energy source, for the heat exchange.

After stipulating the Agreement, the Municipality of Milan's Environmental Policy Implementation Department set up a working group consisting of representatives from various municipal departments and territorial entities, initiating a process of integration between the Plan for the Development of District Heating and the sectorial plans and programmes, with a view to identifying priorities, potential synergies and current restrictions.

Based on the work carried out, it proved necessary to revise the Plan for the Development of District Heating to adapt it to the specific environmental, territorial and administrative context. For example, taking account of the new town planning, functional and infrastructural developments that are likely to affect Milan over the next few years, a planning assumption was inserted in the Plan to provide energy to the Expo 2015 site.

Moreover, in order to guarantee the overall sustainability of the initiative, with particular reference to the quantitative and qualitative protection of the water taken from the water-bearing stratum for the heat pumps, considering changes in future scenarios for the availability of this type of resource compared with the initial assumptions that foresaw a lower use of heat pump technology. This is why the revised version of the Plan involves a greater number of plants, both in terms of upgrades and revamping of some existing plants, and the construction of more new ones. Given the increase in activities, the time horizon for the initiative was moved from 2012 to 2015. As a consequence of the change made, the new objectives for the development of district heating foresee the provision of this service to around 490,000 new equivalent inhabitants, thanks to additional connected thermal power of around 980 MWt.
Overall, the Plan provides for 8 new plants, 5 of which will have a heat pump installed. To these will be added the existing Famagosta site, which is currently being revamped by installing a 15 MW heat pump.
At present, the first stage involving the Canavese plant is currently being completed; its integration section commenced production in 2007. The start-up of the cogeneration section is expected by the end of 2008, whereas the definitive planning and completion of the wells needed to operate the 15 MWt heat pump, which has already been installed, is currently underway following the tests that were necessary to study the characteristics of the local water-bearing stratum in detail. The building site for the construction of the power plant that will serve the Santa Giulia district is expected to be opened at the beginning of 2009.

The following table shows the Plan's initial development assumptions and those applied after its revision.

	District heating plan	
	Revision	**Initial assumptions**
REAL CONNECTED THERMAL POWER [MWt]	**980**	**750**
EQUIVALENT INHABITANTS SERVED[no]	**490,000**	**350,000**
DEADLINE	**2015**	**2012**
REDUCTION IN FUEL CONSUMPTION [GWh/year]	**407**	**807**
REDUCTION IN EMISSIONS [tonnes/year]		
NO_x	233	324
SO_2	354	532
PM_{10}	20	35
CO_2	152,465	247,041

In order to achieve the objectives of the Agreement in terms of energy savings and a reduction in atmospheric emissions, a detailed feasibility study is currently underway on the possibility

of a further extension to the Plan. This involves verifying the availability of energy resources already present in the territory, especially the application of heat pumps to exploit the waters discharged from Milan's sewage plants.

Renewables

In April 2008 a photovoltaic plant was installed at the elementary school of Albignano, near the Cassano d'Adda power station. The plant has a power of around 10 kWp. This is combined with a thermal solar plant that produces the hot water used for sanitary purposes by the school.
In June 2008, the Municipality of Milan launched a planning table for the development of photovoltaic plants on the roofs of buildings owned by the Municipality or by its subsidiaries.

Research by the AMSA Group concerned the motor vehicle pool and the treatment of by-products of incineration.

As regards the first area, tests are being carried out, on the one hand, to reduce the emissions resulting from the introduction of particular filters on heavy vehicles (road sweepers) that run on biodiesel, and on the other on the use of a 1 m^3 electric autosweeper in so-called "sensitive areas" in the centre of Milan.

As regards the treatment of by-products of incineration, research concentrated on the treatment of slag and cinders.
In the first case, a project is currently underway to test the use of slag in making prefabricated panels to be used in buildings cabins for ENEL; as for cinders, two projects are currently in progress which are due for completion in 2008: they are designed to reduce the cost of disposing of cinders by using them directly in the manufacture of bricks and construction materials; there are also three other projects, due for completion in 2009, that aim to turn cinders into a raw material to be sold to manufacturing industries (e.g. glass foundries, the plastics industry, construction).

Moreover, having patented the "road sweeper facilitator" system, it is now possible to clean many of Milan's streets and pavements without car owners having to remove their vehicles.

Research at the Ecodeco Group involves various technical areas that are quite different, though they are linked by their common use in energy valorisation of waste that could not otherwise by valorised or disposed of. R&D also involves machinery, plants, processes and service IT systems.

With particular reference to the residual portion of urban waste after differentiated collection, Ecodeco S.r.l. and Ecolombardia 4 S.p.A. have developed the *Waste&Power* Sub-system for the production of electricity from *Amabilis*, a product obtained from the aerobic fermentation of that part of the residual portion that is subject to putrefaction. Pilot plants have been built at the Filago incinerator for the neutralisation of acidity during combustion, for the thermal reduction of NO_x, for the absolute filtration of fine particles and for controlled combustion during the gas phase in successive stages. Interesting research has been carried out together with sector specialists, also with the German company Martin, well known for its grills. Testing with Martin was carried out after careful preparation at German plants on a real scale, as well as in pilot plants installed at German research centres.

In addition, Ecodeco S.r.l., together with various affiliates of Fertilvita S.r.l., continued to develop the NEW® (*Natural Energy from Waste*) Sub-system, developing rapid and efficient experimental systems for evaluating the methanogenic fraction. These systems also provide a powerful tool for assessing the methanogenic capacity of old dumps.

After combustion, the Ecodeco System considers it indispensable to recover any residual inorganic materials in the production system, including both metals and inorganic materials. This area of research ought to produce some useful results by the end of 2008.

The Ecodeco Group has seen during its activities that applied research is not only extremely productive in the waste sector, given how backward it still is, but often it also provides the essential tools to obtain local community consent to its projects.

Moreover, in Italy it is hard to win consent for certain activities, such as producing energy through combustion, if you cannot guarantee also total elimination of fine particles and you do not have an alternative used for the residual inorganic materials, once they have been suitably treated.

In the Biogas sector, the availability of the incinerator belonging to Ecolombardia 4 S.p.A. encouraged the development of a method of purifying biogas by means of processes of absorption of the polluters in materials contained in transportable containers and their subsequent thermal disabsorption by incinerating the polluters at the Filago plant. This system will make it possible to improve the yield of the generators that use it, as well as their emissions.

With a view to finding support for its research activities, Ecodeco Srl took part in the tender for strategic research projects prepared jointly by with the Ministries of Industry and Education in 2004.

Ecodeco's project entitled "Energy Savings through the Enhancement of Secondary Energy Basins as a distributed energy source" was considered valid, obtaining the first economic benefits, even if they are quite small.

The Ecodeco Group is currently implementing this programme with noteworthy results. One element of considerable efficiency and concreteness is the fact that most of its applied research is carried out at the subsidiaries' operating facilities, where the researchers operate in part of the plant control offices, suitably adapted for the purpose. The fact that the researchers are literally close to the problems is an index of the importance given by the Ecodeco Group to being concrete, even when the activity being carried on requires fundamental skills and the ability to think in the abstract.

0.6

Certification of the consolidated condensed interim financial statements pursuant to article 154-*bis*, para. 5 of Leg. Decree 58/98

Certification of the consolidated condensed interim financial statements pursuant to article 154-*bis*, para. 5 of Decree 58/98

1. The undersigned Giuliano Zuccoli, in the name and on behalf of the entire Board of Management of A2A S.p.A., and Paolo Rundeddu, as the Manager in charge of preparing accounting documents of A2A S.p.A. certify the following, taking into account the provisions of article 154-*bis*, paras. 3 and 4, of Decree 58 of February:
   - the adequacy in relation to the characteristics of the business and
   - the effective application,

   of the administrative and accounting procedures for the preparation of the consolidated condensed interim financial statements during the first half of 2008.

2. We also certify that:

   2.1 the consolidated condensed interim financial statements:

   a) have been prepared in accordance with the applicable International Financial Reporting Standards approved by the European Community pursuant to EC Regulation 1606/2002 of the European Parliament and Council of July 19, 2002;

   b) agree with the balances on the books of account and accounting entries;

   c) are able to give a true and fair view of the assets and liabilities, results and financial position of the company and of the various companies included in the consolidation;

   2.2 the interim report on operations contains references to important events that took place during the first six months of the year and their impact on the consolidated condensed interim financial statements, together with a description of the main risks and uncertainties affecting the other six months of the year, including information on significant related-party transactions.

Milan, August 6, 2008

Giuliano Zuccoli (for The Management Board)	Paolo Rundeddu Manager in charge ofpreparing accounting documents)

07

Independent Auditors' report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT ON THE REVIEW OF THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2008

To the shareholders of
A2A SpA

1 We have reviewed the consolidated condensed interim financial statements of A2A SpA and its subsidiaries (A2A GROUP) as of 30 June 2008 and for the six months then ended, comprising the consolidated balance sheet, consolidated income statement, consolidated statements of changes in shareholders' equity and cash flows and related explanatory notes. The members of the management board of A2A SpA are responsible for the preparation of the consolidated condensed interim financial statements in accordance with the international accounting standard IAS 34, applicable to interim financial reporting, as adopted by the European Union. Our responsibility is to issue this report based on our review.

2 Our work was conducted in accordance with the criteria for a review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with Resolution no. 10867 of 31 July 1997. The review consisted principally of inquiries of company personnel about the information reported in the consolidated condensed interim financial statements and about the consistency of the accounting principles used therein as well as the application of analytical review procedures on the amounts contained in the above mentioned consolidated condensed interim financial statements. The review excluded certain auditing procedures such as compliance testing and verification and validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike an audit on the annual consolidated financial statements, we do not express an audit opinion on the consolidated condensed interim financial statements.

3 The consolidated condensed interim financial statements as of 30 June 2008 present the corresponding amounts of the consolidated financial statements of prior period and of the consolidated condensed interim financial statements of prior year for comparative purposes. As reported in the notes to the consolidated condensed interim financial statements, the members of the management board modified the comparative figures of the

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – **Firenze** 50129 Viale Milton 65 Tel. 055471747 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 08136181 – **Padova** 35138 Via Vicenza 4 Tel. 049873481 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Grazioli 73 Tel. 0461237004 – **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 – **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

prior year's consolidated financial statements and the prior year's consolidated condensed interim financial statements, upon which we issued our reports respectively on 10 April 2008 and 18 September 2007. We examined the methods adopted to determine the corresponding amounts of the prior period and the disclosures reported in the related notes, in order to formulate our review report on the consolidated condensed interim financial statements as of 30 June 2008.

4 Based on our review, nothing has come to our attention that causes us to believe that the consolidated condensed interim financial statements of A2A GROUP have not been prepared, in all material respects, in accordance with the international accounting standard IAS 34, applicable to interim financial reporting, as adopted by the European Union.

5 Without qualifying our opinion, we wish to highlight that, as reported in the notes to the consolidated condensed interim financial statements, following the mergers of AMSA Holding Srl and ASM Brescia into AEM SpA (now A2A SpA) with effect from 1 January 2008, the 2008 figures can not be compared with the prior year's corresponding figures.

Milan, 10 August 2008

PricewaterhouseCoopers SpA

Marco Sala
(Partner)

This report has been translated into the English language solely for the convenience of international readers.

(2)

END